Exhibit 99.1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions, you may contact Dominion Diamond Corporation’s proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-6805 (toll free in North America) or 416-867-2272 (collect outside North America), by facsimile at 1-866-545-5580 or by email at contactus@kingsdaleadvisors.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on September 19, 2017

and

MANAGEMENT INFORMATION CIRCULAR

with respect to an arrangement involving

DOMINION DIAMOND CORPORATION

and

NORTHWEST ACQUISITIONS ULC

The Board unanimously recommends that Shareholders vote
FOR
the Arrangement Resolution

August 15, 2017

August 15, 2017

Dear Shareholders,

The board of directors of Dominion Diamond Corporation (the “Company” or “Dominion”) cordially invites you to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of the Company to be held at 444-7 Avenue SW, 2nd Floor, Conference Room A and B, Calgary, Alberta on September 19, 2017 at 10:00 a.m. (Calgary time).

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving the Company and Northwest Acquisitions ULC (the “Purchaser”), an entity affiliated with The Washington Companies (“Washington”), pursuant to which the Purchaser will, among other things, acquire all of the issued and outstanding Shares at a price of US$14.25 per Share in cash (the “Consideration”). The Consideration represents a premium of approximately 44% to Dominion’s unaffected share price of US$9.92 on March 17, 2017, (the closing price of the Shares on the NYSE the day before Washington published its proposal to acquire the Company). The transaction marks the result of Dominion’s review of strategic alternatives as previously announced on March 27, 2017.

The accompanying notice of special meeting (the “Notice of Meeting”) and management information circular (the “Information Circular”) contain a detailed description of the Arrangement, including certain risk factors relating to the completion of the Arrangement, and set forth the actions to be taken by Shareholders at the Meeting. You should carefully consider all of the relevant information in the Notice of Meeting and the Information Circular and consult with your financial, legal or other professional advisors if you require assistance.

The board of directors of the Company (the “Board”), based in part on the unanimous recommendation of the special committee of the Board comprised entirely of independent directors (the “Special Committee”) and after receiving advice from its legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Company and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director of the Company intends to vote all of his or her Shares FOR the Arrangement Resolution. The determination of the Special Committee and the Board is based on various factors described more fully in the accompanying Information Circular.

We are asking you to take two actions.

First, we are asking that you vote your Shares FOR the Arrangement Resolution by returning a duly completed and executed form of proxy enclosed. Your vote is important regardless of how many Shares you own. If you are a registered holder of Shares (a “Registered Shareholder”), whether or not you plan to attend the Meeting to vote your Shares, you can vote via the Internet or telephone or by returning a duly completed and executed form of proxy to AST Trust Company (Canada) by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, in accordance with the instructions set forth in this Information Circular and in the form of proxy and in any event by no later than 10:00 a.m. (Calgary time) on September 15, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed). You are encouraged to vote via the Internet or telephone to ensure that your vote is received by the voting deadline. If you hold Shares beneficially (a “Beneficial Shareholder”) through a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by your Intermediary to ensure your vote is counted at the Meeting.

Second, if the Arrangement is approved and completed, before the Purchaser can pay you for your Shares, the depositary will need to receive the applicable letter of transmittal completed by you, if you are a Registered Shareholder, or your broker, investment dealer, bank, trust company or other intermediary, if you are a Beneficial Shareholder. Registered Shareholders must complete, sign, date and return the enclosed letter of transmittal. If you are a Beneficial Shareholder, you must ensure that your intermediary completes the necessary transmittal documents to ensure that you receive payment for your Shares if the Arrangement is completed.

( i )

The Arrangement is subject to a number of closing conditions, including approval of at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, court approval, applicable government and regulatory approvals and the Company having a minimum cash balance. If the necessary approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed before the end of the year and as a Shareholder, you will receive payment for your Shares shortly after closing provided the depositary receives your duly completed letter of transmittal.

If you have any questions or need assistance in your consideration of the Arrangement or in voting your Shares, please contact your financial, legal or other professional advisors or the Company’s proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-6805 (toll free in North America) or 416-867-2272 (collect outside North America), by facsimile at 1-866-545-5580 or by email at contactus@kingsdaleadvisors.com. If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact AST Trust Company (Canada), which is acting as depositary under the Arrangement, at 1-800-387-0825 (toll free in North America) or at (416) 682-3860 (collect outside North America) or by email at inquiries@canstockta.com.

On behalf of Dominion, I would like to thank all of our Shareholders for their continuing support.

DATED at Calgary, Alberta this 15th day of August 2017.

BY ORDER OF THE BOARD,

James Gowans
Chairman of the Board

( ii )

DOMINION DIAMOND CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THATa special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of Dominion Diamond Corporation (the “Company”) will be held at 444-7 Avenue SW, 2nd Floor, Conference Room A and B, Calgary, Alberta on September 19, 2017 at 10:00 a.m. (Calgary time) for the following purposes:

1.

to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated August 15, 2017 as the same may be amended (the “Interim Order”), and, if thought advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement involving the Company and Northwest Acquisitions ULC (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), the full text of which is set forth in Appendix “B” to the accompanying management information circular (the “Information Circular”); and

2.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies and is deemed to form part of this Notice of Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy with each Share entitling the holder thereof to one vote at the Meeting. The board of directors of the Company (the “Board”) has fixed July 31, 2017 (the “Record Date”), as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

If you are a registered Shareholder, to ensure that your vote is recorded, please vote via the Internet or telephone using the control number provided on the enclosed form of proxy. Alternatively, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to the Company’s transfer agent, AST Trust Company (Canada) (the “Transfer Agent”), at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, in accordance with the instructions included with the form of proxy, prior to 10:00 a.m. (Calgary time) on September 15, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed), whether or not you plan to attend the Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by your Intermediary to ensure your vote is counted at the Meeting and should arrange for your Intermediary to complete the necessary transmittal documents to ensure that you receive payment for your securities if the Arrangement is completed.

The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

A registered Shareholder who has given a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the registered Shareholder or by the Shareholder’s personal representative authorized in writing (i) at the office of the Transfer Agent no later than 10:00 a.m. (Calgary time) on September 15, 2017 or in the event that the Meeting is adjourned or postponed, no later than 48 hours, excluding Saturdays, Sundays, and statutory holidays, before any reconvened Meeting, (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

( iii )

A non-registered Shareholder who has given voting instructions to an Intermediary may revoke such voting instructions by following the instructions of such Intermediary. However, an Intermediary may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Meeting or any adjournment or postponement thereof.

Pursuant to the Interim Order, registered Shareholders have been granted the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their Shares in accordance with the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Any right to dissent must be exercised by providing written notice to the Company at 606 4th Street SW, Suite 900, Calgary, Alberta, Canada, T2P 1T1 (Attn: General Counsel) not later than 5:00 p.m. (Toronto time) on September 15, 2017 (or not later than 5:00 p.m. (Toronto time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed meeting of Shareholders is reconvened or held, as the case may be) in the manner described under the heading “Dissent Rights of Shareholders”. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss or unavailability of any right to dissent. Persons who are beneficial owners of Shares registered in the name of an Intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent. Accordingly, a beneficial owner of Shares desiring to exercise this right must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such Shares to exercise such right to dissent on the Shareholder’s behalf. It is strongly suggested that any Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder’s right to dissent. A copy of the Interim Order and the text of Section 190 of the CBCA are set forth in Appendix “G ” and Appendix “I ”, respectively, to the Information Circular.

If you have any questions or need assistance in your consideration of the Arrangement or in voting your Shares, please contact the Company’s proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-6805 (toll free in North America) or 416-867-2272 (collect outside North America), by facsimile at 1-888-509-5907 or by email at contactus@kingsdaleadvisors.com. If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact AST Trust Company (Canada), who is acting as depositary under the Arrangement, at 1-800-387-0825 (toll free in North America) or at (416) 682-3860 (collect outside North America) or by email at inquiries@canstockta.com.

( iv )

DATED at Calgary, Alberta this 15th day of August 2017.

By order of the Board,

James Gowans
Chairman of the Board

( v )

TABLE OF CONTENTS

Contents

MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Information Pertaining to the Purchaser	1
Forward-looking Statements	1
Notice to Shareholders Not Resident in Canada	2
Currency	3

QUESTIONS AND ANSWERS	4

SUMMARY	8
The Meeting	8
Background to the Arrangement	8
Recommendation of the Special Committee	8
Recommendation of the Board	9
Voting Support Agreements	9
Fairness Opinions	9
Effective Date	10
Consideration to be Received by Shareholders and Holders of Company Options, DSUs, RSUs and PSUs	10
Certain Legal and Regulatory Matters	10
Stock Exchange De-Listing and Reporting Issuer Status	11
Interests of Certain Persons in the Arrangement	11
Termination Fee	11
Purchaser Termination Fee	11
Depositary and Proxy Solicitation Agent	11
Dissent Rights of Shareholders	11
Parties to the Arrangement	12
Risk Factors	12

INFORMATION CONCERNING THE MEETING	13
Date, Time and Place of Meeting	13
Purpose of the Meeting	13
Shareholders Entitled to Vote	13
Voting By Registered Shareholders	14
Voting By Beneficial Shareholders	15
Solicitation of Proxies	17

THE ARRANGEMENT	18
Background to the Arrangement	18
Recommendation of the Special Committee	25
Recommendation of the Board	26
Voting Support Agreements	26
Reasons for the Arrangement	26
Fairness Opinions	31
Effective Date	42
Arrangement Mechanics	42
Depositary Agreement	44
Certificates and Payment	44
Letter of Transmittal	45
Sources of Funds	46
Expenses of the Arrangement	46

i

Interests of Certain Persons in the Arrangement	47
Effects on the Company if the Arrangement is Not Completed	51

SUMMARY OF THE ARRANGEMENT AGREEMENT	51
General	51
Conditions to the Arrangement Becoming Effective	51
Representations and Warranties	53
Covenants	53
Termination of the Arrangement Agreement	61
Termination Fees	62
Limitation of Liability	63
Expenses	64
Closing Date	64
Specific Performance	64
Amendments	65
Governing Law	65

CERTAIN LEGAL AND REGULATORY MATTERS	66
Steps to Implementing the Arrangement and Timing	66
Required Shareholder Approval	66
Court Approval	66
Required Regulatory Approvals	67
Canadian Securities Law Matters	68
Stock Exchange De-Listing and Reporting Issuer Status	69

DISSENT RIGHTS OF SHAREHOLDERS	70

INFORMATION CONCERNING THE COMPANY	73
General	73
Description of Share Capital	73
Trading in Shares	73
Material Changes in the Affairs of the Company	74
Dividend Policy	74

INFORMATION CONCERNING THE PURCHASER	75

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	75
Holders Resident in Canada	76
Holders Not Resident in Canada	77

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	78
Scope of this Summary	78
U.S. Federal Income Tax Consequences of the Disposition of Shares	80
Passive Foreign Investment Company	80
Information Reporting; Backup Withholding	80

RISK FACTORS	81
Risk Factors Relating to the Arrangement	81
Risk Factors Related to the Business of the Company	83

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	83

AUDITORS	83

OTHER INFORMATION AND MATTERS	83

ADDITIONAL INFORMATION	83

ii

DIRECTORS’ APPROVAL	84

CONSENT OF TD SECURITIES	85

CONSENT OF MORGAN STANLEY	86

ADDENDA

APPENDIX “A“ GLOSSARY OF TERMS
APPENDIX “B“ ARRANGEMENT RESOLUTION
APPENDIX “C“ ARRANGEMENT AGREEMENT
APPENDIX “D“ PLAN OF ARRANGEMENT
APPENDIX “E“ TD SECURITIES FAIRNESS OPINION
APPENDIX “F“ MORGAN STANLEY FAIRNESS OPINION
APPENDIX “G“ INTERIM ORDER
APPENDIX “H“ NOTICE OF APPLICATION FOR FINAL ORDER
APPENDIX “I“ SECTION 190 OF THE CBCA

iii

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting and any adjournment or postponement thereof.

In this Information Circular, Dominion Diamond Corporation and its Subsidiaries are collectively referred to as the “Company” or “Dominion”, as the context requires.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the Glossary of Terms in Appendix “A“ or elsewhere in the Information Circular. Information contained in this Information Circular is given as of August 15, 2017, except where otherwise noted. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Information Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company or the Purchaser.

This Information Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Information Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own legal, financial, tax or other professional advisors in connection therewith.

Descriptions in this Information Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Fairness Opinions or the Interim Order are summaries of the terms of those documents, and are qualified by reference to the full text of each of these documents attached to this Information Circular in the Appendices. You are urged to carefully read the full text of these documents.

Information Pertaining to the Purchaser

Certain information in this Information Circular pertaining to the Purchaser and its affiliates under “Information Concerning the Purchaser” has been furnished by the Purchaser. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Purchaser to disclose events or information that may affect the completeness or accuracy of such information.

Forward-looking Statements

Certain statements contained in this Information Circular may constitute forward-looking information under the meaning of applicable securities laws, which are based on the opinions, estimates and assumptions of the Company’s management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information may include views related to the completion of the Arrangement and other expectations of the Company and are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “budget”, “continue”, “could”, “estimate”, “expect”, “forecast”, “foresee”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “targeting”, “will” and similar words suggesting future outcomes or statements regarding an outlook.

Such statements reflect the Company’s current views with respect to future events and, are based on information currently available to the Company and are subject to certain risks, uncertainties and assumptions, including those discussed below. Many factors could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking information. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These risks and uncertainties include, but are not limited to, the satisfaction of the conditions to complete the Arrangement including the approval of the Arrangement by Shareholders and the Court, the receipt of the Regulatory Approvals, the anticipated Effective Date of the Arrangement and the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay in or increase in cost of completing the Arrangement and the failure to complete the Arrangement for any other reason. Additional risks and uncertainties regarding the Company are described in its most recent Annual Information Form which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Although the forward-looking information contained in this Information Circular is based upon what the Company believes are reasonable assumptions, Shareholders are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. The assumptions made in preparing the forward-looking information may include the assumptions that the conditions to complete the Arrangement will be satisfied, that the Arrangement will be completed within the expected time frame at the expected cost and that the Company and the Purchaser will not fail to complete the Arrangement for any other reason including but not limited to the matters discussed under the “Risk Factors” section of the Information Circular.

These factors should be considered carefully, and the reader should not place undue reliance on the forward-looking information. Forward-looking information is made as of the date of this Information Circular, and the Company does not intend, and does not assume any obligation, to update or revise forward-looking information, except as may be required under applicable Laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Notice to Shareholders Not Resident in Canada

The Company is a corporation organized under the laws of Canada. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities laws in Canada. Shareholders should be aware that the requirements applicable to the Company under Canadian laws may differ from requirements under corporate and securities laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities laws of other jurisdictions outside Canada may be affected adversely by the fact that the Company is organized under the laws of Canada, that a large portion of its assets are located in Canada and that a large number of its directors and executive officers are residents of Canada. You may not be able to sue the Company or its directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel the Company to subject itself to a judgment of a court outside Canada.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY (INCLUDING THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE), NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

2

The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers. Accordingly, this Information Circular has been prepared in accordance with disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States.

Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Information Circular may have tax consequences both in Canada and such foreign jurisdiction. Such consequences for Shareholders are not described in this Information Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Information Circular. Shareholders who are or may be subject to United States federal income tax are urged to review the statements under “Certain United States Federal Income Tax Considerations”.

Currency

All dollar amounts set forth in this Information Circular are in United States dollars, except where otherwise indicated. In this Information Circular, references to “Canadian dollars” or “C$” are to Canadian dollars and references to “U.S. dollars”, “$” or “US$” are to United States dollars.

On July 14, 2017, one Business Day immediately preceding the date of the Arrangement Agreement, the indicative rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2672, or C$1.00 = US$0.7891. As of August 14, 2017, one Business Day immediately preceding the date of this Information Circular, the indicative rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2705, or C$1.00 = US$0.7871.

3

QUESTIONS AND ANSWERS

The following are selected Questions and Answers regarding the Arrangement and certain information contained in this Information Circular, including its Appendices, and are designed to help you understand such matters in more detail. These Questions and Answers are not intended to be complete and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular attached hereto as Appendix “A“.Shareholders are urged to read this Information Circular and its Appendices carefully and in their entirety.

About the Meeting

Q:	Why did I receive this package of information?

A:

On July 15, 2017, the Company entered into the Arrangement Agreement with Northwest Acquisitions ULC (the “Purchaser”) pursuant to which the Purchaser has agreed to acquire all of the issued and outstanding Shares pursuant to the Plan of Arrangement. This acquisition is subject to, among other things, obtaining approval of the Shareholders. As a Shareholder as of the close of business on the Record Date, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

Q:	When and where is the Meeting?

A:	The Meeting will be held at 10:00 a.m. (Calgary time) on September 19, 2017 at 444-7 Avenue SW, 2nd Floor, Conference Room A and B, Calgary, Alberta unless adjourned or postponed.

Q:	What am I being asked to vote on?

A:

You are being asked to vote on the Arrangement Resolution to approve the Plan of Arrangement, which provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Shares.

Q:	Does the Board support the Arrangement?

A:

Yes. After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, among other things, the recommendation of the Special Committee and opinions from each of TD Securities and Morgan Stanley, to the effect that, as of July 15, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by each financial advisor, as described in their respective written opinions (attached hereto in Appendix “E” and “F”, respectively), the Consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to Shareholders.

4

Q:	Who is entitled to vote on the Arrangement Resolution at the Meeting and how will votes be counted?

A:

All Shareholders as of the close of business on July 31, 2017 (the “Record Date”) are entitled to vote on the Arrangement Resolution at the Meeting. AST Trust Company (Canada), the Company’s transfer agent and registrar, will count the votes.

Q:	What if I acquire ownership of Shares after the Record Date of July 31, 2017?

A:	Only Shareholders as of the close of business on the Record Date are entitled to receive notice of, attend, be heard and vote at the Meeting.

Q:	How can I vote my Shares?

A:

If you were a Registered Shareholder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the enclosed form of proxy in order to vote.

If you are a Beneficial Shareholder (meaning that your Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other Intermediary), please carefully follow the instructions provided by such Intermediary in order to vote.

Q:	How many securities are entitled to Vote?

A:

As of the Record Date, there were 81,913,956 Shares issued and outstanding each of which carry one vote per Share for all matters coming before Shareholders at the Meeting. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting.

Q:	Am I entitled to Dissent Rights?

A:

Only Registered Shareholders are entitled to dissent. Dissent Rights must be exercised by providing written notice to the Company at or before 5:00 p.m. (Toronto time) on September 15, 2017 (or not later than 5:00 p.m. (Toronto time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed meeting of Shareholders is reconvened or held, as the case may be) in the manner described under the heading “Dissent Rights of Shareholders”. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of Dissent Rights. If a Registered Shareholder properly exercises the right to dissent, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the fair value of its Dissenting Shares as of the close of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the Consideration under the Arrangement.

Persons who are beneficial owners of Shares desiring to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such Shareholder to be registered in the Shareholder’s name in order to exercise Dissent Rights or, alternatively, make arrangements for the registered holder of such Shares to dissent on the Shareholder’s behalf.

5

About the Arrangement

Q:	What is a plan of arrangement?

A:

A plan of arrangement is a statutory procedure under Canadian corporate law that allows companies to carry out transactions with the approval of the Court. The Plan of Arrangement that you are being asked to consider will provide for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Shares.

Q:	I own Shares. What will I receive if the Arrangement is completed?

A:

Pursuant to the Arrangement, the Purchaser will acquire all of the issued and outstanding Shares, in consideration of which Shareholders (other than Dissenting Shareholders) will be entitled to receive US$14.25 in cash per Share.

Q:	What premium does the Consideration offered for the Shares represent?

A:

The Consideration represents a premium of approximately 44% to Dominion’s unaffected share price of US$9.92 on March 17, 2017 (the closing price of the Shares on the NYSE the day before Washington published its proposal to acquire the Company).

Q:	What approvals are required for the Arrangement to become effective?

A:

Completion of the Arrangement is subject to the conditions precedent contained in the Arrangement Agreement having been satisfied, including receipt of, among other things: (i) court approval, (ii) approval of at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and (iii) the Required Regulatory Approvals.

Q:	How will I know when all required approvals have been received?

A:	The Company plans to issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived.

Q:	When will I receive the Consideration for my Shares?

A:

You will receive the Consideration for your Shares as soon as practicable after the Arrangement is completed, provided you have sent all of the necessary documentation to the Depositary. If the Shareholders approve the Arrangement, it is anticipated that the Arrangement will be completed before the end of the year, subject to satisfaction of all outstanding conditions including obtaining the requisite court approvals and applicable regulatory approvals.

Q:	What will I have to do as a Shareholder to receive the Consideration for my Shares?

A:

If you are a Registered Shareholder, you will receive a letter of transmittal that you must complete and send with the certificate(s) (if applicable) representing your Shares to the Depositary. The Depositary will mail you a cheque by first class mail as soon as practicable after the Effective Date or upon receipt of your completed letter of transmittal and of your Share certificate(s).

If you are a Beneficial Shareholder, you will receive your payment through your account with your broker, investment dealer, bank, trust company or other Intermediary that holds Shares on your behalf. You should contact your Intermediary if you have questions about this process.

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Q:	What happens if the Shareholders do not approve the Arrangement?

A:

If the Company does not receive the required vote by Shareholders in favour of the Arrangement Resolution, the Arrangement will not become effective. Additionally, the Purchaser is not required to complete the Arrangement if Shareholders have exercised Dissent Rights in connection with the Arrangement with respect to more than 10% of the outstanding Shares. Failure to complete the Arrangement is likely to have a material negative effect on the market price of the Shares. Further, depending on the circumstances in which termination of the Arrangement Agreement occurs, we may have to pay the Termination Fee or Expense Reimbursement to the Purchaser. See “Risk Factors” and “Summary of the Arrangement Agreement — Termination Fees”.

Q:	Will the Shares continue to be listed on the TSX and NYSE after the Arrangement?

A:	No. The Shares will be de-listed from the TSX and the NYSE as soon as practicable following the completion of the Arrangement.

Whom to Call with Questions

Q:	Whom can I contact if I have questions?

A:	If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent:

Kingsdale Advisors

Telephone:	1-888-518-6805 (toll free in North America) or

1-416-867-2272 (collect outside North America)

Email:	contactus@kingsdaleadvisors.com

If you have any questions about submitting your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact the Depositary:

AST Trust Company (Canada)

Telephone:	1-800-387-0825 (toll free in North America) or

(416) 682-3860 (collect outside North America)

Email:	inquiries@canstockta.com

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SUMMARY

The following is a summary of certain information contained in this Information Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Information Circular attached hereto as Appendix “A“. Shareholders are urged to read this Information Circular and its Appendices carefully and in their entirety.

The Meeting

Meeting and Record Date

The Meeting will be held at 10:00 a.m. (Calgary time) on September 19, 2017 at 444-7 Avenue SW, 2nd Floor, Conference Room A and B, Calgary, Alberta. See “Information Concerning the Meeting”. The Board has fixed July 31, 2017 as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting.

The Arrangement Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution, a copy of which is attached as Appendix “B“ to this Information Circular. See “Certain Legal and Regulatory Matters — Required Shareholder Approval” for a discussion of the Shareholder approval requirements to effect the Arrangement.

Voting at the Meeting

This Information Circular is being sent to all Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the instructions on the forms they receive from their Intermediaries so their Shares can be voted by the entity that is the Registered Shareholder for their Shares. No other securityholders of the Company are entitled to vote at the Meeting. See “Information Concerning the Meeting”.

Background to the Arrangement

The terms of the Arrangement are the result of arm’s length negotiations between representatives of the Company and the Purchaser and their respective advisors. This Information Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement. See “The Arrangement — Background to the Arrangement” for a description of the background to the Arrangement.

Recommendation of the Special Committee

The Special Committee, having taken into account such matters as it considered relevant and after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed under “The Arrangement - Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of management of the Company.

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Recommendation of the Board

After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board, after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director of the Company intends to vote all of his or her Shares FOR the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed under “The Arrangement — Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of management of the Company.

The Company, on behalf of the Board, retained TD Securities Inc. (“TD Securities”) to act as financial advisor to the Company. Morgan Stanley Canada Limited (“Morgan Stanley”, together with TD Securities, the “Financial Advisors”) was retained by the Special Committee to act as financial advisor to the Special Committee.

Voting Support Agreements

On July 15, 2017, the Purchaser entered into Voting Support Agreements with all of the directors and certain executive officers of the Company (collectively holding an aggregate of 35,592 Shares, representing approximately 0.0435% of the issued and outstanding Shares). The Voting Support Agreements set forth, among other things, the agreement of the directors and certain executive officers to vote their Shares in favour of the Arrangement. The Voting Support Agreements contain customary termination provisions and automatically terminate upon termination of the Arrangement Agreement.

Fairness Opinions

On July 15, 2017, TD Securities rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of TD Securities' written opinion dated the same date) to the effect that, as of July 15, 2017, and subject to the assumptions, limitations and qualifications on which such opinion is based, the Consideration to be received the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to such Shareholders. See “The Arrangement — Fairness Opinions — TD Securities Fairness Opinion”.

Also on July 15, 2017, Morgan Stanley rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Morgan Stanley’s written opinion dated the same date) to the effect that, as of July 15, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the Consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to Shareholders. See “The Arrangement — Fairness Opinions — Morgan Stanley Fairness Opinion”.

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Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA.

Consideration to be Received by Shareholders and Holders of Company Options, DSUs, RSUs and PSUs

Pursuant to the Arrangement, each Shareholder (other than Dissenting Shareholders) will be entitled to receive from the Purchaser US$14.25 in cash per Share.

With respect to Company Options, DSUs, RSUs and PSUs, whether vested or unvested, outstanding immediately prior to the Effective Time, under the Arrangement:

(a)

each Company Option will be exchanged for a cash payment from the Company in Canadian dollars equal to the amount (if any) by which the Canadian Dollar Equivalent of the Consideration exceeds the exercise price of such Company Option, subject to applicable withholdings and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(b)	each DSU will be exchanged for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings;

(c)	each RSU will be exchanged for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings;

(d)

each PSU will be exchanged for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration multiplied by the Adjustment Factor for each such PSU, subject to applicable withholdings. For these purposes, the Adjustment Factor is one; and

each such Company Option, DSU, RSU and PSU shall immediately be cancelled and each holder of Company Options, DSUs, RSUs and PSUs shall cease to be a holder of such Company Options, DSUs, RSUs and PSUs. See “The Arrangement — Arrangement Mechanics”. See also “Risk Factors — Risk Factors Relating to the Arrangement”.

Certain Legal and Regulatory Matters

Completion of the Arrangement is subject to the conditions precedent contained in the Arrangement Agreement having been satisfied or waived, including receipt of, among other things: (i) approval of at least 66⅔ % of the votes cast by Shareholders present in person or represented by proxy at the Meeting (“Required Shareholder Approval”), (ii) court approval, and (iii) the Required Regulatory Approvals.

If the necessary approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed before the end of the year. However, completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective.

See “Certain Legal and Regulatory Matters”.

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Stock Exchange De-Listing and Reporting Issuer Status

The Shares will be de-listed from the TSX and the NYSE as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent), or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. See “Certain Legal and Regulatory Matters — Stock Exchange De-Listing and Reporting Issuer Status.”

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Board with respect to the Arrangement, Shareholders should be aware that directors and officers of the Company have certain interests in connection with the Arrangement that may be in addition to, or separate from, those of Shareholders generally in connection with the Arrangement, in the form of payments under existing employment agreements and related incentive arrangements with the Company (in the case of officers) or in the form of payments under the directors’ deferred compensation arrangements (in the case of directors), in either case, that may be applicable as a result of the Arrangement. The Board and the Special Committee are aware of these interests and considered them along with other matters described herein. See “The Arrangement — Interests of Certain Persons in the Arrangement”.

Termination Fee

The Arrangement Agreement requires that the Company pay the Termination Fee in certain circumstances. See “Summary of the Arrangement Agreement — Termination Fees”.

Purchaser Termination Fee

The Arrangement Agreement requires that the Purchaser pay the Purchaser Termination Fee or Regulatory Termination Fee, as applicable, in certain circumstances. See “Summary of the Arrangement Agreement — Termination Fees”.

Depositary and Proxy Solicitation Agent

The Company has engaged AST Trust Company (Canada) to act as Depositary for the receipt of certificates in respect of Shares and related letter of transmittal.

The Company has retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies. The solicitation of proxies is on behalf of management of the Company. Kingsdale can be contacted by telephone at 1-888-518-6805 (toll free in North America) or 416-867-2272 (collect outside North America), by facsimile at 1-866-518-6805 or by email at contactus@kingsdaleadvisors.com.

Dissent Rights of Shareholders

Registered Shareholders are entitled to exercise Dissent Rights by providing written notice to the Company at or before 5:00 p.m. (Toronto time) on September 15, 2017 (or not later than 5:00 p.m. (Toronto time) on the day which is two Business Days immediately preceding the date that any adjourned or postponed meeting of Shareholders is reconvened or held, as the case may be) in the manner described under the heading “Dissent Rights of Shareholders”. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of Dissent Rights. If a Registered Shareholder exercises such right to dissent, and the Arrangement is completed, the Dissenting Shareholder is entitled to be paid the fair value of its Dissenting Shares as of thebclose of business on the day before the day the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the Consideration under the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should read carefully the information in this Circular under the heading “Dissent Rights of Shareholders” if they wish to exercise Dissent Rights.

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Parties to the Arrangement

The Company

The Company is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

See “Information Concerning the Company”.

The Purchaser

The Purchaser is an affiliated entity of Washington, privately held companies founded by industrialist and entrepreneur Dennis R. Washington active in the core industries of mining, rail and marine transportation, aviation, environmental remediation and restoration services, and heavy equipment sales and services. Washington’s companies are headquartered throughout Montana, the Pacific Northwest and western Canada and conduct business internationally.

See “Information Concerning the Purchaser”.

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

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INFORMATION CONCERNING THE MEETING

Date, Time and Place of Meeting

The Meeting will be held at 10:00 a.m. (Calgary time) on September 19, 2017 at the 444-7 Avenue SW, 2nd Floor, Conference Room A and B, Calgary, Alberta unless adjourned or postponed.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution (a copy of which is attached as Appendix “B” to this Information Circular) and such other business as may properly come before the Meeting. At the time of printing of this Information Circular, management of the Company knows of no other matter expected to come before the Meeting, other than the vote on the Arrangement Resolution.

Shareholders Entitled to Vote

Shareholders are entitled to vote at the Meeting either in person or by proxy. The Board has fixed July 31, 2017 (the “Record Date”) as the record date for determining Shareholders who are entitled to receive notice of and vote at the Meeting. The quorum for the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such Shareholder and together holding or representing in the aggregate not less than 25% of the outstanding Shares of the Corporation entitled to be voted at the Meeting. Only Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. Shares held through a broker, investment dealer, bank, trust company or other Intermediary, will be voted by the registered holder thereof, in accordance with the instructions given by the beneficial holder of such Shares to such Intermediary. No other securityholders are entitled to vote at the Meeting other than Shareholders.

To the knowledge of the directors and officers of the Company, there are no persons, firms or corporations who beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Company carrying 10% or more of the voting rights attaching to the total number of issued and outstanding Shares, except as follows:

Name	Number of Shares beneficially owned or controlled or directed	Percentage of outstanding Shares
Fidelity(1)	10,228,000	12.49%

(1)

“Fidelity” may include the following: Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers, Inc., FIL Limited and certain of its affiliates, Crosby Advisors LLC, Fidelity SelectCo, LLC, Fidelity (Canada) Asset Management ULC.

Such determination was made by the Company solely from SEDI, SEDAR and EDGAR filings and the Company has undertaken no other investigation to determine the existence of any persons, firms or corporations who may beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Company carrying 10% or more of the voting rights attaching to the total number of issued and outstanding Shares.

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Voting By Registered Shareholders

The following instructions are for Registered Shareholders only. If you are a Beneficial Shareholder, please see “Information Concerning the Meeting — Voting by Beneficial Shareholders” below and follow your Intermediary’s instructions on how to vote your Shares.

You are a Registered Shareholder if you have one or more Share certificates and such Share certificates are registered in your name. If you are a Registered Shareholder, a proxy form has been mailed to you together with this Information Circular.

Voting in Person

Registered Shareholders who attend the Meeting may vote in person. To ensure your vote is counted, you should complete and return the enclosed form of proxy as soon as possible even if you plan to attend the Meeting in person. Even if you return a proxy, you can still attend the Meeting and vote in person, in which case you will need to instruct the scrutineer at the Meeting to cancel your proxy.

Voting by Proxy

If you are a Registered Shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder.

You may submit your proxy via the telephone or the Internet. To vote using the telephone, call the telephone number listed on the enclosed form of proxy and provide the control number also listed on the enclosed form of proxy. To vote using the Internet, go to www.cstvotemyproxy.com and provide the control number listed on the enclosed form of proxy.

Alternatively, you may complete and return the proxy form accompanying this Information Circular as instructed. Either you, or your duly authorized attorney (the authorization must be in writing), must sign the proxy form. If you vote by telephone or the Internet, do not complete and return the proxy form accompanying this Information Circular.

What Is a Proxy?

A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a Registered Shareholder. Each Registered Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of the Company in the enclosed form of proxy to attend and act on the Registered Shareholder’s behalf at the Meeting or any adjournment or postponement thereof. If you are a Registered Shareholder, you can use the form of proxy accompanying this Information Circular. You may also use any other legal form of proxy.

How do I Appoint a Proxyholder?

Your proxyholder is the person you appoint to cast your votes for you at the Meeting. The persons named in the enclosed form of proxy are directors or officers of the Company. You are entitled to appoint a person (who need not be a Shareholder) other than the individuals designated in the enclosed form of proxy to represent such Shareholder at the Meeting. If you want to authorize a director or officer of the Company named in the enclosed form of proxy as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the enclosed proxy form.

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Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur if the Meeting is adjourned or postponed.

How Will a Proxyholder Vote?

If you mark on the proxy how you want to vote on a particular issue (by checking FOR or AGAINST), your proxyholder must vote your Shares as instructed.

If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Shares as he or she sees fit. If your proxy does not specify how to vote on the Arrangement Resolution and you have authorized a director or officer of the Company to act as your proxyholder, your Shares will be voted at the Meeting FOR the Arrangement Resolution.

If any amendments or variations are proposed to the Arrangement Resolution, or if any other matters properly arise at the Meeting, your proxyholder will have the discretion to vote your Shares as he or she sees fit. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters.

How Do I Deposit a Proxy?

You can either return a duly completed and executed form of proxy to the Transfer Agent, located at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 by mail, in accordance with the instructions set forth in this Information Circular and in the form of proxy, by no later than 10:00 a.m. (Calgary time) on September 15, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

How Do I Revoke My Proxy?

A Registered Shareholder who has given a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above, or (b) depositing an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s personal representative authorized in writing (i) to the Transfer Agent no later than 10:00 a.m. (Calgary time) on September 15, 2017 or in the event that the Meeting is adjourned or postponed, no later than 24 hours, excluding Saturdays, Sundays, and holidays, before any reconvened Meeting, (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

Voting By Beneficial Shareholders

You are a Beneficial Shareholder (as opposed to a Registered Shareholder) if your Shares are held on your behalf, or for your account, by an Intermediary, such as a broker, an investment dealer, a bank or a trust company. In accordance with applicable securities laws, the Company has distributed copies of the Notice of the Meeting and this Information Circular to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Intermediaries are required to forward the Notice of the Meeting and this Information Circular to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Typically, Intermediaries will use a service company, such as Broadridge Financial Solutions, Inc. (“Broadridge”), to forward such materials to Beneficial Shareholders.

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Beneficial Shareholders will receive from an Intermediary either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Shares they beneficially own. Without specific instructions from a Beneficial Shareholder, an Intermediary is prohibited from voting Shares for that Beneficial Shareholder. To ensure such instructions are communicated to Intermediaries, Beneficial Shareholders should follow the procedures set out below, depending on which type of form they receive.

Voting Instruction Form

In most cases, a Beneficial Shareholder will receive, as part of the materials for the Meeting, a voting instruction form. If the Beneficial Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), he, she or it may vote over the Internet at www.proxyvote.com, or else complete, sign and return the voting form in accordance with the directions on the form. If a Beneficial Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Forms of Proxy

Less frequently, a Beneficial Shareholder will receive, as part of the materials for the Meeting, forms of proxy that have already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Beneficial Shareholder but which is otherwise uncompleted. If the Beneficial Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must complete a proxy and deliver it to the Transfer Agent, at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, by no later than 10:00 a.m. (Calgary time) on September 15, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before any reconvened meeting if the Meeting is adjourned or postponed).

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If a Beneficial Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Beneficial Shareholder’s behalf), the Beneficial Shareholder must strike out the names of the persons named in the proxy and insert the Beneficial Shareholder’s (or such other person’s) name in the blank space provided and return the proxy in accordance with the instructions provided by the Intermediary.

Voting by Canadian Non-Objecting Beneficial Owners and Canadian Objecting Beneficial Owners of Dominion Diamond Corporation Shares

As a Canadian Non-Objecting Beneficial Owner or Canadian Objecting Beneficial Owner Dominion Diamond Corporation Shareholder, you can vote your shares in the following ways:

Phone	Call 1-800-474-7493 (English) or 1-800-474-7501 (French). Enter the 16-digit control number printed on the front of your voting instruction form and follow the instructions to submit your vote.
Fax	(905) 507-7793 (English) or (514) 281-8911 (French) 1-866-623-5305 (toll-free within North America).

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Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the front of your voting instruction form and follow the instructions on screen.

Voting by US Non-Objecting Beneficial Owners and US Objecting Beneficial Owners

As a US Non-Objecting Beneficial Owner or US Objecting Beneficial Owner Dominion Diamond Corporation Shareholder, you can vote your shares in the following ways:

Phone	Call 1-800-454-8683 Enter the control number printed on the front of your voting instruction form and follow the instructions to submit your vote
Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the voting instruction form and follow the instructions on screen

If you have any questions, please contact Kingsdale Advisors, by telephone at 1-888-518-6805 (toll free in North America) or 416-867-2272 (collect outside North America), by facsimile at 1-866-545-5580 or by email at contactus@kingsdaleadvisors.com.

Solicitation of Proxies

Whether or not you plan to attend the Meeting, management of the Company, with the support of the Board, requests that you fill out your proxy or voting instruction form to ensure your votes are cast at the Meeting. This solicitation of your proxy is made on behalf of management of the Company.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone or other electronic means by employees or agents of the Company. The Company has retained Kingsdale to provide strategic advisory services, as well as the following services in connection with the Meeting: review and analysis of this Information Circular, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of Shareholder proxies including contacting Shareholders by telephone. In connection with their services in respect of the Meeting, Kingsdale is expected to receive a fee of up to $175,000 plus reasonable out-of-pocket expenses. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies. The Company may utilize the Broadridge QuickVote™ service to assist eligible Beneficial Shareholders with voting their Shares. Beneficial Shareholders may be contacted by Kingsdale to conveniently obtain a vote directly over the telephone.

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THE ARRANGEMENT

Background to the Arrangement

The following is a summary of the main events leading up to the Purchaser’s proposal for the transaction, the negotiation of the Arrangement Agreement (including related documents) and the meetings, negotiations and discussions between the parties that preceded the execution of the Arrangement Agreement and the public announcement of the Arrangement.

The Board routinely evaluates the Company’s business alternatives and strategic opportunities as part of its ongoing evaluation of developments with a view to enhancing Shareholder value and frequently participates in discussions with third parties regarding possible commercial arrangements, joint ventures, partnerships and transactions. As part of this evaluation, the Board has from time to time considered a variety of strategic alternatives for the Company, including the continuation of the Company’s business plan as an independent enterprise; modifications to the Company’s strategy and exploration and development opportunities; potential acquisitions and combinations of the Company with other diamond mining assets and businesses and potential divestitures of one or more assets.

The Company has also at various times considered a potential sale of the Company and has previously engaged in processes to determine whether any third party was interested in acquiring 100% of the Shares at a price and in a transaction the Board may have considered favourable to the Company, its Shareholders and other stakeholders. None of these recent processes resulted in a binding offer being made to acquire 100% of the Shares. In the past, each time a third party submitted an initial indication of interest such party subsequently withdrew its proposal without making a definitive offer.

For example, the Company conducted a sales process in 2015 and 2016, which involved a number of participants but did not result in a transaction. That process included the receipt of four non-binding proposals, with initial indications of interest at prices that exceeded the Consideration, from Party A, a financial sponsor, Party B, a financial sponsor, Party C, a financial sponsor, and a group that included Party D, a potential strategic buyer. None of the parties submitted a binding offer and all of them ultimately withdrew from the process, some after completing due diligence, some without completing diligence and some after reducing the indicative price of their respective non-binding proposals. During this timeframe, the Board also considered certain joint venture and partnership arrangements, none of which resulted in a transaction.

In 2016, the Board underwent significant refreshment. This process of Board refreshment commenced in 2015 when a group of shareholders publicly engaged with the Board, citing the need to improve corporate governance and business strategy, among other things. Six of the eight current Board members joined the Board in 2016 following such shareholder engagement.

Following the end of the prior sales process, the Board, in consultation with a financial advisor, considered other ways to enhance Shareholder value, including through the return of capital to Shareholders. In July 2016, the Company announced that the TSX had approved its normal course issuer bid to purchase for cancellation up to 6,150,010 Shares, representing approximately 10% of the public float, over a one-year period ending in July 2017.

On January 31, 2017, the Company announced that the current Chief Executive Officer of the Company, Brendan Bell, would be leaving the Company at the end of June 2017 and that the Company had commenced a CEO search process (following the announcement of the Arrangement Agreement, Mr. Bell’s tenure as Chief Executive Officer was extended to the anticipated closing of the Arrangement). The purpose of the CEO search process was to retain a new chief executive officer who would assist the Board in establishing the Company’s strategic priorities and lead the Company in executing the Company’s strategic plan as a stand-alone entity. To that end, the Board retained a prominent executive recruitment firm and over the course of several months prior to the announcement of the Arrangement Agreement, the Board reviewed resumes of potential candidates and interviewed candidates.

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During this period, the Company engaged in preliminary discussions with Party E, a strategic participant in the diamond mining industry, as to a potential business combination involving the Company and Party E (a “Strategic Combination”). In connection with these preliminary discussions, Party E was invited to present to the Board, at a meeting scheduled for March 9, 2017, regarding a Strategic Combination.

On February 21, 2017, Lawrence Simkins, CEO of Washington, telephoned James Gowans, Chair of the Company, to advise him that Washington intended to submit to the Board a non-binding proposal to acquire all of the Shares at a price of US$13.50 per Share. Washington made the proposal in writing later in the day and indicated that in order to proceed with its proposal it would require a period of 45 to 60 days of exclusivity for due diligence and negotiation of a definitive acquisition agreement. On March 2, 2017, the Board met to discuss Washington’s proposal. Washington was subsequently invited to present to the Board on March 9, 2017.

On March 9, 2017, the Board met, with the Company’s financial advisor, TD Securities, and the Company’s legal advisor, Stikeman Elliott LLP (“Stikeman”), in attendance.

Representatives of Party E provided a presentation to the Board regarding a Strategic Combination, including, among other things, a summary of the proposed transaction and their view as to why investors would view such a transaction favourably.

Following the presentation by Party E, TD Securities provided a presentation to the Board, which highlighted the key initiatives taken by the Company over the prior 12 months. TD Securities also provided its view on potential market reactions and challenges to a Strategic Combination as proposed by Party E.

Following TD Securities’ presentation, representatives of Washington made a presentation to the Board, which included background information regarding Washington and its various businesses and operations, Washington’s interest in the Company and its retention of financial, legal, accounting and tax advisors to assist it in evaluating the Company. The Board asked the Washington representatives a number of questions, including whether Washington was prepared to increase its price. The representatives of Washington responded that while they did not expect that Washington would reduce its proposed price, they also did not expect Washington to increase its price. The representatives of Washington advised that Washington’s proposal was not contingent on financing, but that Washington would attempt to obtain debt financing in connection with a transaction.

Following the presentation from Washington, Stikeman provided a presentation to the Board regarding the Board’s fiduciary duties in connection with the transactions proposed by Party E and Washington.

Following the meeting, Mr. Gowans contacted Washington and advised that the Board appreciated Washington’s proposal, indicated that the Board believed the Company’s then-current trading price undervalued the Company and that the per Share purchase price in Washington’s proposal was not sufficient to grant exclusivity to Washington as Washington requested. Nevertheless, Mr. Gowans indicated that the Company was willing to provide Washington with access to the Company’s non-public data, on a non-exclusive basis and subject to signing a confidentiality agreement with customary standstill provisions, so that Washington might improve its proposal.

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Mr. Gowans also contacted Party E and advised that a Strategic Combination as proposed by Party E would not deliver sufficient value for Shareholders and asked Party E whether it was prepared to improve its proposal.

Following these discussions, Stikeman provided a draft confidentiality agreement to each of Washington and Party E, which included a customary “standstill” provision that, among other things, restricted the counter-party for a 12-month period from offering to acquire or acquiring Shares, engaging in a proxy contest, pursuing any other non-negotiated transaction involving the Company, taking action to obtain control of the Company or publicly disclosing any such plans (the “Confidentiality Agreement”). Washington’s counsel, Blake, Cassels & Graydon LLP (“Blakes”), returned a revised Confidentiality Agreement that, among other things, removed most of the standstill provision and added a 45 to 60 day exclusivity period.

On March 13, 2017, the Board met and discussed the negotiation of the Confidentiality Agreement with Washington and determined not to grant Washington the exclusivity requested but to invite Washington to sign a Confidentiality Agreement, including a customary “standstill” provision, and begin their due diligence of the Company’s confidential information.

On March 14, 2017, the Board met and was advised that members of the Board and Stikeman had engaged with representatives of Washington and Blakes regarding the Confidentiality Agreement but failed to reach an agreement on the terms. At the meeting, the Board determined not to accept Washington’s request for exclusivity and a limited standstill, but to reiterate its invitation to Washington to engage in discussions on a non-exclusive basis, with customary confidentiality and standstill terms.

On March 16, 2017, the Company entered into a Confidentiality Agreement with Party E. Party E was thereafter given access to the virtual data room maintained by the Company.

On March 19, 2017, Washington issued a press release announcing the non-binding proposal it had made to acquire all of the Shares for $13.50 per Share, subject to due diligence, exclusivity and the negotiation of a definitive agreement. Washington’s press release asserted that the Board had refused to grant Washington access to due diligence on terms acceptable to Washington. On that same day, the Company issued a press release clarifying that the Board had advised Washington that, subject to execution of a Confidentiality Agreement with a customary standstill provision, the Company was prepared to engage in discussions and allow Washington to conduct due diligence in order to allow Washington to improve its proposal.

On March 20, 2017, the Board met to discuss responses to the publicity surrounding the Washington proposal. At that meeting, the Board also determined to retain Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) as the Board’s independent legal counsel.

The Company issued a subsequent press release on March 22, 2017 disclosing the written correspondence between the Company and Washington.

The Board met on March 23, 2017 and again on March 24, 2017 at which latter meeting TD Securities provided a presentation to the Board regarding TD Securities’ preliminary financial analyses. Following TD Securities’ presentation, the Board met in camera and determined (1) to commence a strategic review process to explore strategic alternatives focused on maximizing Shareholder value, which could include the sale of the Company, continuing to execute upon the Company’s strategic plan or other strategic transactions; and (2) to form a Special Committee for the purpose of managing the strategic review process consisting of four independent directors: Trudy Curran, James Gowans, Dave Smith and Josef Vejvoda. Following the meeting, and for the next several days, Paul, Weiss and Blakes negotiated a revised Confidentiality Agreement with a modified “standstill” provision, but the parties did not reach agreement

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The Special Committee met for the first time on March 26, 2017 and determined that Paul, Weiss would serve as independent counsel to the Special Committee. Over the course of the next 16 weeks leading up to the announcement of the Arrangement Agreement, the Special Committee met an additional 27 times, at which meetings the Special Committee discussed matters related to the strategic review process, received advice from financial, legal, communications, government relations and other advisors to the Company, the Board and the Special Committee, and made determinations as to the conduct of the strategic review process.

On March 27, 2017, the Company publicly announced the commencement of the strategic review process and the formation of the Special Committee. TD Securities began the process of soliciting third parties to inquire if they had an interest in considering a potential acquisition of, or other strategic transaction with, the Company.

TD Securities solicited potential strategic buyers, specifically parties that are active participants in the diamond, base metals, diversified and precious metals mining industry, as well as financial sponsors, specifically private equity and pension funds that have expressed prior interest in the mining sector. In all, TD Securities contacted 19 potential strategic buyers and 15 financial sponsors. Of this group, four potential strategic buyers, Party D, Party E, Party F and Party G, and three financial sponsors, Party B, Party C and Party H, entered into Confidentiality Agreements with the Company or continued an existing Confidentiality Agreement. As part of the process, Party E, Party B and Party H collaborated toward a possible joint bid, and Party C pursued collaboration with Party F toward a possible joint bid.

The various parties that entered into Confidentiality Agreements with the Company were granted access to a virtual data room.

The Board met on March 31, 2017. At the meeting the Board received a report from the Special Committee as well as a report on communications with Shareholders and other stakeholders. TD Securities also provided the Board with an update on the sales process, including the identities of the parties that TD Securities contacted, the parties that expressed an interest in participating in the process and the parties that entered into Confidentiality Agreements. At an in camera session of the meeting, the Board approved the mandate of the Special Committee.

On April 20, 2017, a representative of Blakes contacted a representative of Paul, Weiss and indicated that Washington was interested in entering the process and was prepared to sign a Confidentiality Agreement with a modified standstill provision similar to that the parties had discussed in late March 2017. Over the course of the next week, representatives of Blakes and Paul, Weiss negotiated the terms of the Confidentiality Agreement.

On April 28, 2017, the Board met. At the meeting, the Board received a report from the Special Committee on the process, including regarding the negotiation of a Confidentiality Agreement with Washington. The Board approved the terms of the Confidentiality Agreement with Washington, which was executed by the parties on April 28, 2017. Shortly after that, Washington and its representatives were granted access to the Company’s data room and commenced due diligence.

On May 5, TD Securities sent a process letter to Washington, to Party F and Party C, jointly, and to Party E. The process letter set out a final bid deadline of June 26, 2017, and indicated that parties would be provided a management presentation and afforded a site visit. Prior to that time, Party D had indicated that it was not interested in pursuing a transaction with the Company and withdrew from the process. Party G also subsequently withdrew from the process.

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On May 10, 2017 and May 25, 2017, the Board met. At those meetings, the Board discussed a variety of topics, received reports from the Special Committee regarding the strategic review process and discussed strategic alternatives available to the Company.

In late-May 2017, the Special Committee retained an individual with significant senior executive experience in the mining industry and with particular operational expertise (the “Special Consultant”). The Special Consultant’s role was to assist the Special Committee in assessing the current state of the Company’s operations and various strategic initiatives and opportunities available to the Company. The Special Committee also asked TD Securities to provide advice regarding other potential strategic transactions, including acquisitions, the Company may consider.

On June 12, 2017, the Board met to conduct regular business. At the meeting, the Board also received a report from the Special Committee regarding the strategic review process and, based on a presentation by TD Securities, reported on potential strategic transactions, including acquisitions, the Company could consider. In addition, the Special Consultant provided a report to the Board regarding his review of the Company’s operations, which included a site visit to Ekati Mine, and provided his preliminary views on the Company’s operational opportunities and challenges in the context of the strategic review process.

On June 13, 2017, the Company held its annual meeting of Shareholders, at which all of the directors were re-elected and all other matters put forward at the meeting were approved.

On June 13, the Special Committee interviewed three financial advisors and subsequently retained one of them, Morgan Stanley, to act as an independent financial advisor to provide financial advisory services to the Special Committee and, if requested, to provide a fairness opinion to the Board on a fixed fee basis in respect of a potential transaction.

On June 26, 2017, the final bid deadline, TD Securities received two proposals: one from Washington and one from Party E. Party F and Party C declined to submit a proposal.

Washington’s proposal offered to acquire all of the Shares for US$13.50 per Share. The proposal included a mark-up of the draft Arrangement Agreement, which had earlier been provided to parties in the data room, and a US$350 million equity commitment letter from an affiliate of Washington. Washington’s proposal indicated that it planned on obtaining $550 million of committed debt financing from a syndicate of global banks and the mark-up of the draft Arrangement Agreement included a closing condition that the Company would have at least US$200 million of cash at closing. Washington’s proposal further indicated that Washington had completed its due diligence and that its proposal was conditioned upon negotiation of a definitive Arrangement Agreement, receipt of final debt commitment letters and a meeting with Rio Tinto PLC, the operator of the Diavik Mine.

Party E’s proposal was a non-binding proposal with respect to a potential business combination of Party E and the Company in which the Shareholders would receive a mix of shares of the combined company and cash. The implied per Share value of Party E’s proposal was significantly less than the then trading price of the Shares. Party E’s proposal was also subject to its ability to obtain debt and equity financing, additional due diligence and various approvals, among other things.

On June 28, 2017, the Special Committee met in Vancouver with the financial, legal and other advisors to the Company, the Board and the Special Committee in attendance. At the meeting, representatives of each of Washington and Party E presented their respective proposals to the Special Committee. Following the presentations, the Special Committee and the advisors discussed the two proposals as well as whether Party F might still submit a proposal. At the conclusion of the meeting, the Special Committee determined that neither proposal was actionable in its current state. The Special Committee directed TD Securities and Morgan Stanley to contact the financial advisor to Washington and request that Washington increase its offer price and to provide further details regarding Washington’s financing package. The Special Committee directed Paul, Weiss to deliver a similar message to Blakes. With respect to Party E’s proposal, the Special Committee directed TD Securities to advise Party E that the proposal put forward could not be supported in its current state but encouraged Party E to revise their proposal to deliver more value to Shareholders.

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On June 30, 2017, Paul, Weiss delivered a revised Arrangement Agreement to Blakes and requested that Washington revert with a revised proposal, including a higher price, by July 2, 2017. Between June 30, 2017 and July 2, 2017, several discussions took place between Paul, Weiss and Blakes. On July 2, 2017 Blakes indicated that Washington may be able to increase its price but before doing so wanted to ensure that the parties could resolve other key transaction terms.

On July 3, 2017, the Special Committee met to discuss the issues identified by Washington. After discussion, the Special Committee directed Paul, Weiss to contact Blakes and advise that the Special Committee was prepared to negotiate the issues identified by Washington but before doing so asked that Washington increase its offer price.

On July 3, 2017, Blakes contacted Paul, Weiss with a revised proposal, which increased Washington’s offer price to US$14.00 per Share, without payment of the regular dividend of US$0.20 dividend per Share that was to be paid in November if closing had not occurred by that date, and included, among others, the following terms: a Termination Fee equal to 4% of the equity purchase price, a Purchaser Termination Fee equal to 5% of the equity purchase price, no Regulatory Termination Fee, a change to the covenant related to obtaining the Required Regulatory Approvals, and a minimum closing cash condition of US$200 million.

On July 4, 2017, the Special Committee met to discuss Washington’s revised proposal. After discussions with the advisors, the Special Committee determined to recommend to the Board that the Company respond to Washington’s revised proposal by asking for a price of US$14.50 per Share, with no regular dividend to be paid, requiring that Washington increase its equity commitment, accepting certain other terms in Washington’s revised proposal and countering on others such as the amount of the Termination Fee and the Purchaser Termination Fee, requesting a Regulatory Termination Fee and the amount of the minimum closing cash condition.

On July 5, 2017, the Board met to discuss Washington’s revised proposal and the Special Committee’s recommendation. The Board also received a presentation from management regarding a potential return of capital to Shareholders. TD Securities and Morgan Stanley provided preliminary views to the Board on Washington’s revised proposal. At an in camera session, the Special Consultant provided the Board with his views on the opportunities and challenges faced by the Company, as well as the risks the Company faced in executing its strategic plan as a stand-alone entity. Having received the advice of the various financial, legal and other advisors, the Board agreed with the Special Committee’s recommendations and directed Paul, Weiss to convey the Company’s counter proposal to Blakes, which Paul, Weiss did later that day.

On July 6, 2017, Blakes responded to Paul, Weiss with a proposed timeline toward an announcement of a transaction, followed by delivery of a revised draft Arrangement Agreement on July 7, 2017.

Over the next several days, counsel to the parties negotiated the terms of the Arrangement Agreement and related documents. Stikeman sent revised drafts of the Arrangement Agreement and related documents to Blakes and Washington’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, on July 9, 2017.

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On July 10, 2017, after further discussion between Paul, Weiss and Blakes, Blakes presented a “package” offer on behalf of Washington, including an increase in the offer price to US$14.10 per Share, with no regular dividend to be paid, an increase in the equity commitment to US$500 million, a Termination Fee of 3.5%, plus any expenses related to Washington’s proposed bond financing, a Purchaser Termination Fee of 5.5%, no Regulatory Termination Fee and a reduction in the minimum closing cash condition to US$150 million until October 31, 2017 and US$200 million thereafter, subject to certain adjustments.

The Special Committee met on July 10, 2017 to consider Washington’s further revised proposal. After discussions with the advisors, the Special Committee directed Paul, Weiss to convey a counterproposal to Blakes that included an offer price of US$14.40 per Share, with no regular dividend to be paid, an increase in the equity commitment to cover any of Washington’s additional cash needs, a Termination Fee of 3.5%, a Purchaser Termination Fee of 6.0%, a Regulatory Termination Fee of $30 million and a minimum closing cash condition of US$150 million until December 31, 2017 and US$200 million thereafter.

After further discussion between Paul, Weiss and Blakes, late in the evening on July 10, 2017 Blakes presented a package offer on behalf of Washington that was characterized as Washington’s final and best offer. The proposal included the following terms: an increase in the offer price to US$14.25 per Share, with no regular dividend to be paid, an increase in the equity commitment to US$550 million, a Termination Fee of 3.75%, a Purchaser Termination Fee of 6.0%, a Regulatory Termination Fee of US$15 million and a minimum closing cash condition of US$150 million until October 31, 2017, US$175 million between November 1, 2017 and November 30, 2017, and US$200 million thereafter.

Over the next two days, counsel to the parties continued to negotiate the terms of the Arrangement Agreement, including with respect to the minimum cash condition, and the other related documents. During the same time, Washington worked to finalize the debt commitment being provided by a syndicate of global banks. In response to these discussions, Washington agreed to modify the minimum closing cash condition to be US$150 million until November 30, 2017 and US$200 million thereafter.

On July 12, 2017, the Special Committee met to discuss Washington’s further revised proposal.

On July 13, 2017, the Special Committee met again in Vancouver, this time with all of the other Board members in attendance in person or by phone. At the meeting, the Special Committee received a presentation from Stikeman regarding the Board’s fiduciary duties in the context of the negotiations with Washington. The Special Committee then received an update from Paul, Weiss and Stikeman on the revised Washington proposal and a detailed summary of the then current terms of the Arrangement Agreement and related documents. Each of TD Securities and Morgan Stanley then reviewed with the Special Committee its preliminary financial analyses and other considerations. Following the Special Committee meeting, the Board met and received an update on the process from Paul, Weiss, including with respect to the status of Washington’s debt commitment from the syndicate of global banks.

Over the next two days, counsel to the parties continued to negotiate the Arrangement Agreement and the other related documents. During the same time, Washington worked to finalize the debt commitment from the syndicate of global banks.

On July 15, 2017, the Special Committee met by telephone with all of the other Board members in attendance. Paul, Weiss provided an update regarding the process, summarized the terms of the Arrangement Agreement and related documents and advised the Special Committee that Washington had finalized its debt commitment with a syndicate of global banks. TD Securities then provided an update with respect to its financial analyses. Morgan Stanley then provided a presentation to the Special Committee containing its financial analyses with respect to the Arrangement. Having discussed the matters further, the Special Committee resolved to recommend to the Board that the Board approve the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement.

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Immediately following the Special Committee meeting, the Board met. At the meeting the Board received a recommendation from the Human Resources and Compensation Committee of the Board with respect to the treatment of various incentive plans in connection with the proposed transaction. The Board then received the recommendation of the Special Committee that the Board approve the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement. Following the Special Committee’s recommendation, the Board received a fairness opinion from each of TD Securities and Morgan Stanley, each of which was delivered orally and later confirmed in writing, that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by each financial advisor as set forth in their respective written opinions, the Consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair from a financial point of view to Shareholders. With all advisors other than legal counsel having left the meeting, Stikeman provided a presentation regarding the Board’s fiduciary duties with specific reference to the proposed transaction with Washington. After further discussion, the Board approved the Arrangement Agreement and related documents in substantially the form presented to the Board, with such changes as may be approved by the Co-Chair of the Special Committee, and resolved to recommend that Shareholders vote for the Arrangement Resolution.

Over the next few hours, counsel for the parties finalized the Arrangement Agreement and related documents, all of which were executed and delivered in the evening of July 15, 2017.

On the morning of July 17, 2017, the Company and Washington publicly announced that they had entered into the Arrangement Agreement.

Recommendation of the Special Committee

As described above under “Background to the Arrangement”, the Board established a Special Committee to, among other things, oversee the strategic review process, review and consider the Arrangement and make a recommendation to the Board with respect to the Arrangement. The Special Committee is comprised entirely of independent directors and it met on numerous occasions both as a committee with solely its members and advisors present and with management and the full Board present, where appropriate. In camera meetings of both the Special Committee and the Board were held on numerous occasions where appropriate.

The Special Committee, having taken into account such matters as it considered relevant and after receiving legal and financial advice, unanimously determined that the Arrangement is in the best interests of the Company and unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation to the Board, the Special Committee considered a number of factors, including, without limitation, those listed below under “Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of senior management of the Company.

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Recommendation of the Board

After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board, after receiving legal and financial advice, has unanimously determined the Arrangement is in the best interests of the Company. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Each director of the Company intends to vote all of his or her Shares FOR the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed below under “Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the Board members of the business, financial condition and prospects of the Company and after taking into account the advice of the Company’s financial, legal and other advisors and the advice and input of management of the Company.

The Company, on behalf of the Board, retained TD Securities to act as financial advisor to the Company. Morgan Stanley was retained by the Special Committee to act as financial advisor to the Special Committee.

Voting Support Agreements

On July 15, 2017, the Purchaser entered into Voting Support Agreements with all of the directors and certain executive officers (collectively holding an aggregate of 35,592 Shares, representing approximately 0.0435% of the issued and outstanding Shares) of the Company. The Voting Support Agreements set forth, among other things, the agreement of the directors and certain executive officers to vote their Shares in favour of the Arrangement. The Voting Support Agreements contain customary termination provisions and automatically terminate upon termination of the Arrangement Agreement.

Reasons for the Arrangement

At a meeting of the Board held on July 15, 2017, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement. Following receipt of the Special Committee’s recommendation, the Board unanimously:

•	determined that the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement, are in the best interests of the Company;

•	approved the Arrangement Agreement; and

•	resolved to recommend that Shareholders vote “FOR” the Arrangement Resolution.

In evaluating the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement, the Board consulted with the Company’s management as well as the legal, financial and other advisors retained by the Company, the Board and the Special Committee and considered a variety of factors with respect to the Arrangement and the other transactions contemplated by the Arrangement Agreement, including the factors described below:

•	the Board’s knowledge and understanding of the Company and the diamond mining industry;

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•	the Board’s review of the Company’s business, strategy, current and projected financial condition, current earnings and earnings prospects, as well as its exploration and development prospects;

•

the risks associated with execution of the Company’s strategy as an independent, publicly-traded company, including the uncertainty and risks associated with the future development of Jay, Misery Deep and Fox Deep;

•	the nature and amount of Consideration compared to the Company’s unaffected share price prior to the date Washington made public its proposal to acquire the Company for US$13.50 per Share;

•

whether the Company’s potential future Share price could yield, in the near to medium term, greater value to Shareholders compared to the Consideration that Shareholders would receive in connection with the Arrangement; and

•

the nature of the Company’s strategic review process, which was a public process overseen by a Special Committee comprised entirely of independent directors, which retained an independent financial advisor on a fixed fee basis.

The Board reviewed the potential benefits associated with the Arrangement, including:

•

the fact that the consideration payable under the Arrangement is all cash, which provides certainty of value, compared to continuing to operate the Company as a stand-alone entity and the associated business and execution risks;

•

the Consideration represents a 44% premium to the unaffected price per Share of US$9.92 on March 17, 2017 (the closing price of the Shares on the NYSE the day before Washington published its proposal to acquire the Company for US$13.50 per share) and a US$0.75 per Share increase from Washington’s initial proposal of US$13.50 per Share;

•	the belief of the Board that under the Arrangement Shareholders will receive the highest value of consideration reasonably attainable due to:

o

the fact that, prior to the Company’s entry into the Arrangement Agreement, the Company publicly announced a strategic review process, which included a potential sale of the Company, TD Securities contacted 19 potential strategic acquirers and 15 financial sponsors to solicit interest in acquiring the Company, and despite such a broad, public market check, no actionable proposal other than Washington’s proposal emerged;

o

the belief of the Board, after extensive negotiations between the Special Committee and Washington, that US$14.25 per Share was the highest price that Washington was willing to pay to acquire 100% of the Shares; and

o

the oral opinions, subsequently confirmed in writing, of each of TD Securities and Morgan Stanley, delivered to the Board on July 15, 2017, to the effect that, as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by each financial advisor as set forth in their respective written opinions, the Consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair from a financial point of view to Shareholders, each as more fully described in the section entitled “The Arrangement — Fairness Opinions” as well as the detailed financial analysis provided to the Board by each of the Financial Advisors in connection with the delivery of its opinion, which in the case of Morgan Stanley, the independent financial advisor retained by the Special Committee on a fixed fee basis, is summarized in the section entitled “The Arrangement — Fairness Opinions — Morgan Stanley Fairness Opinion”; and

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•

the belief of the Board that the terms of the Arrangement Agreement treat stakeholders of the Company equitably and fairly, including the treatment of outstanding equity awards under the Arrangement and the applicable covenants in the Arrangement Agreement related to the Company’s obligations at the Ekati Mine and employment related matters.

In reaching its conclusion, the Board considered the terms and conditions of the Arrangement Agreement, including the following:

•

the Board’s belief that the Arrangement Agreement offered reasonable assurances as to the likelihood of consummation of the Arrangement, including that the Purchaser has committed Debt Financing and committed Equity Financing for the Arrangement, and that the Company is entitled to receive the Purchaser Termination Fee of US$70.2 million if the Arrangement Agreement is terminated under certain circumstances, as more fully described in the section entitled “Summary of the Arrangement Agreement — Termination Fees”;

•

the Board’s belief that the Arrangement Agreement did not impose unreasonable burdens on the Company and would not preclude a competing bidder from making a Superior Proposal and, in this regard, the Board considered the following factors:

o

the Company has the right to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written Acquisition Proposal that the Board in good faith believes is a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, as more fully described in the section entitled “Summary of the Arrangement Agreement — Covenants — Acquisition Proposals”;

o

the Board has the right, in certain circumstances, to terminate the Arrangement Agreement and enter into a definitive agreement with respect to a Superior Proposal or to change its recommendation supporting the Arrangement with respect to a Superior Proposal, subject to a matching right period as more fully described in the section entitled “Summary of the Arrangement Agreement — Covenants — Right to Match”; and

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o

the judgment of the Board that the Termination Fee of US$43.9 million payable by the Company to the Purchaser in the event of a termination of the Arrangement Agreement due to a change in the Board’s recommendation and certain other circumstances, as more fully described in the section entitled “Summary of the Arrangement Agreement — Termination Fees” would not preclude interested third parties from making a Superior Proposal;

•	the likelihood of receiving the Required Regulatory Approvals within the timeframe set out in the Arrangement Agreement, including by the Outside Date, as it may be extended;

•

the fact that in certain circumstances where the Arrangement Agreement is terminated, the Purchaser would be required to pay the Company the Regulatory Termination Fee of US$15 million, as more fully described in the section entitled “Summary of the Arrangement Agreement — Termination Fees”;

•	the fact that the Arrangement will be subject to the approval of Shareholders by special resolution;

•	the fact that the Arrangement will be subject to approval of the Court, including a determination by the Court that the Arrangement is fair and reasonable to Shareholders; and

•

the fact that Shareholders who do not vote in favour of the Arrangement Resolution and who follow certain prescribed procedures will be entitled to Dissent Rights, as more fully described in the section entitled “Dissent Rights of Shareholders”.

The Board also considered potential risks and other negative factors concerning the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement, in connection with its deliberations of the Arrangement Agreement and such transactions, including the following:

•

the fact that Shareholders will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in value of the Company, including any appreciation in value that could be realized as a result of improvements in the Company’s operations, exploration upside resulting from discoveries of new kimberlites or resulting from a significant increase in the price of diamonds or demand for the types of diamonds produced by the Company;

•

the potential risk of diverting management attention and resources from the operation of the Company’s business, including other strategic opportunities and operational matters, while working toward the completion of the Arrangement;

•	the potential negative affect of the pendency of the Arrangement on the Company’s business, including its relationships with employees, suppliers, customers and sureties;

•	the potential negative affect of the pendency of the transaction may have on the Company’s relationship with the communities in which it operates and with the Government of the Northwest Territories;

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•	the restrictions on the conduct of the Company’s business prior to completion of the Arrangement;

•	the fact that the Company’s regular dividend will be suspended and Shareholders will not receive the regular dividend of US$0.20 per Share in November 2017 if the Closing has not yet occurred;

•	the fact that following the Arrangement the Company is expected to have US$550 million of term debt;

•	the fact that the Purchaser is not a Canadian for purposes of the Investment Canada Act;

•

the possibility that the Required Regulatory Approvals may not be obtained in a timely manner, which could result in the Outside Date being extended, and the risk that Required Regulatory Approvals, in particular approval under the Investment Canada Act, may never be obtained;

•

the fact that the Purchaser is a newly-formed entity with no assets other than its rights under the Debt Commitment Letter and the Equity Commitment Letter, and that the Company’s remedy in the event of the termination of the Arrangement Agreement as a result of the Purchaser’s breach is limited to receipt of the Purchaser Termination Fee;

•

the fact that part of the Purchaser’s financing for the Arrangement will include some of the Company’s cash, and the risk that the Company is not able to satisfy the minimum cash condition contained in the Arrangement Agreement in a timely manner or at all;

•

the risk that the financing contemplated by the Debt Commitment Letter and the Equity Commitment Letter for the consummation of the Arrangement might not be obtained and the Company’s inability to seek specific performance to require the Purchaser to complete the Arrangement if the Debt Financing is not then available;

•

the risk that the Arrangement may not be completed despite the parties’ efforts or that completion of the Arrangement may be unduly delayed, even if the Arrangement Resolution is approved by Shareholders, including the possibility that conditions to the parties’ obligations to complete the Arrangement may not be satisfied, and the potential resulting disruptions to the Company’s business;

•

the fact that, subject to certain limited exceptions, during the term of the Arrangement Agreement, the Company is prohibited from soliciting, initiating or knowingly encouraging any inquiry, proposal, indication of interest or offer with respect to a competing proposal for the Company;

•

the fact that upon termination of the Arrangement Agreement under specified circumstances, the Company may be required to pay the Purchaser the Termination Fee of US$43.9 million or to pay the Purchaser up to US$15 million to reimburse the Purchaser for its expenses;

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•	the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement, regardless of whether the Arrangement is completed;

•

the fact that if the Arrangement Agreement is terminated and the Board decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the Consideration payable to Shareholders under the Arrangement;

•	the fact that the Consideration received by the Shareholders in the Arrangement will be taxable for Canadian and United States federal income tax purposes; and

•	the risks described under the section entitled “Risk Factors” and the matters described under the section entitled “Management Information Circular - Forward-looking Statements” of this Circular.

The Board concluded that the potentially negative factors associated with the acquisition of the Company by the Purchaser were outweighed by the potential benefits that the Board expects the Company, its Shareholders and its other stakeholders to achieve as a result of the Arrangement. Accordingly, the Board approved the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement, including the Arrangement.

In considering the recommendation of the Board, Shareholders should be aware that directors and executive officers of the Company have interests in the Arrangement that are different from, or in addition to, any interests they might have solely as Shareholders. See the section entitled “The Arrangement - Interests of Certain Persons in the Arrangement” of this Circular.

The foregoing discussion of factors considered by the Board is not meant to be exhaustive, but includes the material factors considered by the Board in approving the Arrangement Agreement and the transactions contemplated thereby, including the Arrangement. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the members of the Board made their respective determinations based on the totality of the information presented to them, including the input from the Company’s management and advisors, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors. The Board did not undertake to make any specific determinations as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its determination on the totality of the information presented.

The Board unanimously recommends a vote “FOR” the Arrangement Resolution.

Fairness Opinions

TD Securities Fairness Opinion

In connection with the evaluation by the Board of the Arrangement, the Board received the TD Securities Fairness Opinion as to the fairness as of July 15, 2017, from a financial point of view, to the Shareholders (other than the Purchaser and its Affiliates) of the Consideration to be received by such Shareholders pursuant to the terms and subject to the conditions of the Arrangement Agreement. The TD Securities Fairness Opinion was only one of many factors considered by the Board in evaluating the Arrangement and was not determinative of the views of the Board with respect to the Arrangement or the Consideration set forth in the Arrangement Agreement. The following summary of the TD Securities Fairness Opinion is qualified in its entirety by reference to the full text of the TD Securities Fairness Opinion attached as Appendix “E ” to this Information Circular. Shareholders are urged to, and should, read the TD Securities Fairness Opinion in its entirety.

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TD Securities was engaged by the Company, on behalf of the Board, as a financial advisor to the Company and the Board pursuant to an engagement agreement dated as of October 17, 2016, as amended on June 5, 2017. Pursuant to the engagement agreement with TD Securities, TD Securities agreed to provide, among other things, financial analysis and advice and if requested, to deliver to the Board an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company or the Shareholders in certain specified transactions.

At the meeting of the Board held on July 15, 2017, TD Securities delivered an oral opinion, subsequently confirmed in writing by the TD Securities Fairness Opinion, to the effect that, as of July 15, 2017, and based upon and subject to the assumptions made, matters considered, information reviewed and limitations on the review undertaken by TD Securities in connection with the TD Securities Fairness Opinion, the Consideration to be received by the Shareholders (other than the Purchaser and its Affiliates) pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

     The full text of the TD Securities Fairness Opinion, which sets forth among other things, assumptions made, matters considered, information reviewed and limitations on the review undertaken by TD Securities in connection with the TD Securities Fairness Opinion, is attached as Appendix “E ” this Information Circular. The TD Securities Fairness Opinion was provided solely for use of the Board in connection with the Board’s evaluation of the Consideration from a financial point of view to be received by the Shareholders (other than the Purchaser and its Affiliates) pursuant to the Arrangement and the TD Securities Fairness Opinion may not be relied upon by any other person. The TD Securities Fairness Opinion is not and is not intended to be and does not constitute a recommendation as to how Shareholders should vote in respect of the Arrangement Resolution. TD Securities expresses no view as to, and the TD Securities Fairness Opinion did not address, any other aspects or implications of the Arrangement or the underlying business decision of the Board to effect the Arrangement, the relative merits of the Arrangement as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

Pursuant to the terms of the engagement agreement, TD Securities is to be paid a fee for its services as financial advisor, including fees payable upon delivery of the TD Securities Fairness Opinion to the Board that are not contingent on the completion of the Arrangement as well as fees that are contingent on completion of the Arrangement. The Company has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities and certain related parties for certain liabilities and other items arising out of or related to the engagement of TD Securities.

TD Securities provides and has historically provided banking services in the normal course of business to the Company not directly related to the Arrangement. In addition to the services being provided under the engagement agreement with the Company, TD Securities is a lender to the Company and has in the past provided and/or may in the future provide investment banking and other financial services to the Company not directly related to the Arrangement.

Morgan Stanley Fairness Opinion

Counsel to the Special Committee first contacted Morgan Stanley in June 2017 regarding a potential engagement by the Special Committee and the Special Committee retained Morgan Stanley pursuant to the engagement letter dated June 20, 2017 to provide the Special Committee with financial advisory services in connection with the Arrangement and, if requested, to provide a financial opinion letter to the Board in accordance with Morgan Stanley’s customary practice with respect to any consideration to be received by Shareholders in a transaction. The Special Committee selected Morgan Stanley to act as financial advisor to the Special Committee based on Morgan Stanley’s qualifications, expertise and reputation and Morgan Stanley’s knowledge of the business and affairs of the mining industry in general and the diamond mining industry in particular, as well as Morgan Stanley’s expertise in advising directors and companies in connection with mergers and acquisition transactions. At the meeting of the Board on July 15, 2017, Morgan Stanley rendered its oral opinion to the Board, subsequently confirmed by delivery of a written opinion, dated July 15, 2017, that, as of that date, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Consideration to be received by Shareholders pursuant to the Arrangement Agreement was fair from a financial point of view to Shareholders.

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The full text of the written opinion of Morgan Stanley delivered to the Board, dated July 15, 2017, is attached to this Information Circular as Appendix “F” and incorporated by reference into this Information Circular. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness, from a financial point of view, to Shareholders of the Consideration to be received by Shareholders pursuant to the Arrangement Agreement as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Arrangement Agreement and does not constitute a recommendation to Shareholders as to how to vote at the Meeting. The summary of Morgan Stanley’s opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley reviewed and relied upon, among other things:

•	certain publicly available financial statements and other business and financial information of the Company;

•	certain internal financial statements and other financial and operating data concerning the Company;

•	certain financial projections prepared by the management of the Company;

•	certain technical reports of the Company;

•	the impact of various diamond pricing assumptions on the business, prospects and financial forecasts of the Company;

•	the impact of various foreign exchange pricing assumptions on the business, prospects and financial forecasts of the Company;

•	the reported prices and trading activity for the Shares;

•	a comparison of the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

•	the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

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•

certain discussions with members of the Board, senior executives and other representatives of the Company and its financial advisor and legal advisors relating to the Company’s current business plan, financial condition, prospects and the background leading up to the Arrangement;

•	the draft Arrangement Agreement dated July 14, 2017;

•	the draft Equity Commitment Letter dated July 14, 2017 and the draft Debt Commitment Letter dated June 14, 2017 and certain related documents; and

•	such other analyses, such other information and such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley noted in its opinion that it was not, to the best of its knowledge, denied access by the Company to any information requested by Morgan Stanley. In arriving at its opinion and with the Special Committee’s acknowledgement and agreement as provided for in its engagement letter, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company (including in any management presentation), and that formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and Morgan Stanley evaluated such financial projections taking into account the impact of a range of diamond and foreign exchange pricing assumptions. In addition, Morgan Stanley assumed that the definitive Arrangement Agreement and the Equity Commitment Letter and the Debt Commitment Letter would not differ in any material respect from the draft that was furnished to Morgan Stanley. Morgan Stanley also assumed that the Arrangement would be consummated in accordance with the terms set forth in the draft Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, including that the Purchaser will obtain financing in accordance with the Equity Commitment Letter and the Debt Commitment Letter.

Morgan Stanley assumed that, in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Arrangement, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Arrangement. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company, or any class of such persons, relative to the Consideration to be received by Shareholders. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it, as of July 15, 2017. Events occurring after that date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and although Morgan Stanley reserved the right to change or withdraw its opinion in that event, Morgan Stanley did not assume any obligation to advise any person on any such change that may come to its attention or to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Morgan Stanley in connection with the rendering of Morgan Stanley’s oral opinion to the Board on July 15, 2017, subsequently confirmed by delivery of its written opinion, dated July 15, 2017, to the Board. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Morgan Stanley, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Morgan Stanley.

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Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of the analyses or factors, including the methodologies and assumptions underlying the analyses or factors, could create a misleading or incomplete view of the process underlying the financial analyses and Morgan Stanley’s opinion. See Appendix “F”to this Information Circular for the full text of the opinion of Morgan Stanley.

For purposes of its opinion, Morgan Stanley principally considered and relied upon a variety of methodologies utilizing estimates of the Company’s net asset value per Share (“NAV”) as well as other reference information, all as described in greater detail below.

Net Asset Value (unadjusted for market multiples)

Under a NAV analysis, the net present value of all of the Company’s assets future cash flows are summed to produce a total asset value, from which the financial assets and liabilities attributable to the Company are added or subtracted to arrive at the aggregate net asset value of the Company which is further divided by the number of fully diluted Shares to arrive at the NAV.

Any NAV analysis requires that certain assumptions be made to derive the net present value of the Company’s assets including, among other things, assumptions regarding mining operations, capital investment, working capital, long term diamond pricing, exchange rates and discount rates.

Management Plan NAV

As a basis for its valuation analyses described below, Morgan Stanley conducted an analysis of the Company’s NAV.

The Company developed and provided management forecasts encompassing constant dollar projections for the life of the Company’s respective mines and mine projects, their closure liabilities and certain corporate adjustments to Morgan Stanley in connection with its analyses of the Arrangement (the “Management Plan”). The Special Committee directed Morgan Stanley to conduct analyses based on the Management Plan, taking into account different assumptions regarding diamond prices, in connection with Morgan Stanley’s NAV analysis. The diamond pricing assumptions taken into account and analyzed by Morgan Stanley included pricing cases based on real diamond price growth forecasts by sellside analysts covering the diamond industry, 2.0% annual real price growth and 2.0% annual real price growth together with a reset in 2020 to pricing levels of July 2016 (the “Diamond Pricing Cases”). The real diamond price growth forecasted by sellside analysts covering the diamond industry was an average of 1.0% per year for 2018-2020 and 0% per year thereafter. The additional two Diamond Pricing Cases were based on discussions with the Company. The assumption of a reset in 2020 to pricing levels of July 2016 is based on a hypothetical recovery of diamond prices to the pricing environment experienced by the Company before the negative impact of India’s demonetization on global diamond prices. All forecasts of future free cash flow were based on the Management Plan and analyzed under each of the Diamond Pricing Cases.

In all cases, Morgan Stanley converted Canadian dollar denominated expenses under the Management Plan into U.S. dollars at consensus forecasted USD/CAD exchange rates calculated as the median of 15 recent broker estimates as follows: 2018: US$1.00 = C$1.30; 2019: US$1.00 = C$1.30; 2020: US$1.00 = C$1.25; 2021+: US$1.00 = C$1.20.

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Morgan Stanley discounted the unlevered, after-tax, constant dollar future free cash flows of the Company at a range of discount rates of 7.7% -9.7%, with a mid-point of 8.7%, to generate present values. The discount rate was selected upon the application of Morgan Stanley’s professional judgment and experience to reflect the Company’s real cost of capital.

Morgan Stanley derived a range of estimated NAV for the Company based on balance sheet information provided by the Company as of June 30, 2017 and the number of fully diluted Common Shares, calculated as applicable using the treasury share method, provided by the Company as of July 4, 2017.

Analyst Consensus NAV

In addition, Morgan Stanley reviewed the estimates of NAV of the Company by certain equity research analysts and constructed a consensus estimate based on the median of such estimates (the “Analyst Consensus NAV”).

Resulting NAV

As agreed with the Special Committee, Morgan Stanley referred to the Management Plan, the Diamond Pricing Cases and the Analyst Consensus NAV in connection with its presentation made to the Special Committee at its meeting on July 15, 2017, immediately following which the Board convened its meeting and approved the Arrangement Agreement. As part of the NAV analysis, Morgan Stanley performed a range of sensitivity analyses on a variety of factors.

The resulting NAV, unadjusted for market multiples, was as follows.

Diamond Pricing Case	NAV	NAV at 8.7% Discount Rate

Street Consensus Pricing Case(1)	$12.67 - $14.06	$13.32

2.0% Growth Pricing Case	$16.88 - $19.51	$18.10

2.0 Growth & Reset Pricing Case	$18.46 - $21.33	$19.79

	NAV	Median NAV

Analyst Consensus NAV	$12.40 - $20.91	$15.74

(1)	Excludes the Fox Deep Project as it has negative contribution to NAV at Street Consensus Pricing.

Precedent Transactions Analysis Using Net Asset Value

Morgan Stanley then performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected comparable precedent diamond transactions and the multiples of share price to NAV (“P/NAV”) implied by these transactions. Morgan Stanley reviewed selected corporate and asset level transactions in the diamond mining sector in the preceding 10 years that involved a change of control or an acquisition of significant influence. Morgan Stanley specifically noted that it excluded transactions for pure play African based assets given their relatively higher geographic risk profile. As a result, Morgan Stanley selected the following comparable transactions based on its professional judgment and knowledge of the sector.

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Selected Precedent Transactions

Month/Year Announced	Acquiror	Target (Vendor)

November 2012	Harry Winston Diamond Corp.	Ekati Mine (BHP Billiton Ltd.)

November 2011	Anglo American plc	40% interest in De Beers S.A. (Oppenheimer family)

July 2007	Gem Diamonds Limited	Kimberley Diamonds Limited

Morgan Stanley further made reference to the July 2014 purchase by the Company of an additional ~9% stake in its Ekati mine.

Based on the results of this analysis and its professional judgment, Morgan Stanley applied a P/NAV multiple range of 0.7x to 0.9x to the estimated NAV of the Company calculated with reference to the Management Plan under each of the Diamond Pricing Cases at the 8.7% discount rate mid-point and the Analyst Consensus NAV, which resulted in the following implied per share reference ranges for the Shares:

Implied Per
Diamond Pricing Case	Share Value

Street Consensus Pricing Case	$9.33 - $11.99

2.0% Growth Pricing Case	$12.67 - $16.29

2.0 Growth & Reset Pricing Case	$13.85 - $17.81

Analyst Consensus NAV	$11.02 - $14.17

No company or transaction utilized as a comparison in the precedent transactions analysis is identical to the Company or directly comparable to the Arrangement and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial, geographical and operating characteristics, size, timing and other factors that could affect the value of the transactions to which the Company was compared. In evaluating the transactions described above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition or property of the Company or the industry or in the financial markets in general. Accordingly, mathematical analysis, such as determining the average or median, is not itself a meaningful method of using comparable transaction data.

Comparable Trading Analysis Using Net Asset Value

Morgan Stanley selected publicly traded companies that Morgan Stanley believed, based on its experience with companies in the diamond mining sector, to be similar to the Company’s current operations for purposes of this analysis. Morgan Stanley considered the multiples of P/NAV to be the most relevant metrics for the Company for purposes of these analyses. Morgan Stanley examined multiples based on P/NAV for the Company and an index of selected comparable companies, in each case with underlying NAV based on research consensus estimates.

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Morgan Stanley reviewed data, including P/NAV multiples for each of the following selected publicly traded companies in the diamond mining sector, the operations of which Morgan Stanley deemed similar for purposes of this analysis, based on its professional judgment and experience, to the Company:

•	Lucara Diamond Corp.;

•	Petra Diamonds Ltd.;

•	Mountain Province Diamonds Inc.;

•	AK ALROSA PAO; and

•	Stornaway Diamond Corporation.

Morgan Stanley reviewed the P/NAV multiples for the three years ending March 17, 2017, the last trading day prior to the public disclosure of Washington’s expression of interest. The results of the analysis for the Company and the comparables index (consisting of the median of the above mentioned selected comparable companies) are as indicated in the following table:

Period	Company	Comparables Index

3/17/17	0.6x	0.8x

6-month average	0.6x	0.9x

1-year average	0.5x	0.8x

2-year average	0.6x	0.7x

3-year average	0.6x	0.7x

Based on this analysis and its professional judgment, Morgan Stanley derived a reference range of P/NAV multiples of 0.6x to 0.8x, noting that the low end was reflective of the Company’s trading history and the high end was aspirational based on the peer group, and applied that range to the estimated NAV of the Company calculated with reference to the Management Plan under each of the Diamond Pricing Cases at the 8.7% discount rate mid-point and with reference to the Analyst Consensus NAV, to calculate an implied equity value of the Company.

The analysis indicated the following implied per share reference ranges for the Shares:

Implied Per
Diamond Pricing Case	Share Value

Street Consensus Pricing Case	$7.99 - $10.66

2.0% Growth Pricing Case	$10.86 - $14.48

2.0 Growth & Reset Pricing Case	$11.87 - $15.83

Analyst Consensus NAV	$9.45 - $12.60

No company utilized in the selected comparable trading analysis is identical to the Company and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial, geographical and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared. In evaluating selected companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects of the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected company data.

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Discounted Equity Value Analysis Using Net Asset Value

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future NAV. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value of the company’s equity value. To calculate these implied equity values, Morgan Stanley used the estimated NAV of the Company as of year-end of 2019 and 2020 based on the Management Plan under each of the Diamond Pricing Cases at the 8.7% discount rate mid-point. Based on its public trading comparable companies analysis and upon the application of its professional judgment and experience, Morgan Stanley then applied a range of P/NAV multiples of 0.6x to 0.8x, noting that the low end was reflective of the Company’s trading history and the high end was aspirational based on the peer group, to calculate an implied future equity value for the Company. Morgan Stanley then discounted the resulting equity values to June 30, 2017 at a discount rate of 8.7%, based on Morgan Stanley’s estimate of the Company’s real cost of equity.

Based on the Management Plan under each of the Diamond Pricing Cases, Morgan Stanley calculated the following range of estimated implied present value per share using the discounted equity value analysis:

Implied Per
Diamond Pricing Case	Share Value

Street Consensus Pricing Case	$7.18 - $9.97

2.0% Growth Pricing Case	$10.02 - $13.78

2.0% Growth & Reset Pricing Case	$11.04 - $15.13

Other Reference Information

For reference only and not as a component of its fairness analysis, Morgan Stanley reviewed other reference data as discussed below.

Precedent Premia

Morgan Stanley reviewed the premia paid in merger and acquisition transactions of Canadian public companies since January 1, 2004 with all cash consideration and with a publicly announced transaction value of US$100 million or more based on publicly available information. No specific numeric or other similar criteria were used to choose the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Based on its analysis of the relevant metrics and upon the application of its professional judgment, Morgan Stanley selected a representative range of premia paid of 20% to 40%. Morgan Stanley then applied the reference range of premia paid of 20% to 40% to the closing price for the Shares of $9.88 as of March 17, 2017, the last trading day before the public disclosure of Washington’s expression of interest, and to an adjusted price of $9.33 which was calculated by adjusting that closing price to reflect average peer share price performance from March 17, 2017 to July 13, 2017. This analysis indicated a per share equity value reference range of $11.19 to $13.84.

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Equity Research Analyst Price Targets

Morgan Stanley reviewed and analyzed the future public market trading price targets for the Shares prepared and published by certain equity research analysts. These targets reflected each analyst’s estimate as of the date of publication of the future public market trading price of the Shares and were discounted by one year at a discount rate of 8.7%, based on Morgan Stanley’s estimate of the Company’s real cost of equity. The range of discounted analyst price targets for the Shares was $11.96 to $13.93, with an additional outlier discounted price target of $16.56 from an analyst that had been restricted from updating their research since February 2017.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of the Shares for the 52-week periods ended July 13, 2017 and March 17, 2017, the latter of which was the last trading day prior to the public disclosure of Washington’s expression of interest. Morgan Stanley noted that, during the selected periods, the maximum closing price for the Shares was $13.19 and $12.16, respectively, and the minimum closing price for the Shares was $7.93 and $7.93, respectively, as compared to the $14.25 per share consideration under the Arrangement. The trading range was based on the high and low closing price of the Shares on the TSX in Canadian dollars converted to U.S. dollars at mid-day foreign exchange rates on the relevant trading day.

General

The preparation of a financial opinion is a complex analytical process and, therefore, is not readily susceptible to a summary description. Morgan Stanley arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and it did not ascribe a specific range of values to the Shares or draw, in isolation, conclusions from or with regard to, and did not attribute any particular weight to, any one factor or method of analysis, but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, the summary set forth above does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Morgan Stanley, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Morgan Stanley. The analyses listed in the tables and described above must be considered as a whole; considering any portion of such analyses and of the factors considered, without also considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. In addition, in rendering its opinion, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of implied valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its financial analyses, Morgan Stanley considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Morgan Stanley’s and the Company’s control. The assumptions and estimates contained in the financial analyses and the ranges of implied valuations resulting from any particular analysis are not necessarily indicative of actual value or future results, which may be significantly more or less favourable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

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The consideration payable under the Arrangement was determined by Washington and the Company, rather than by any financial advisor, and was approved by the Board. The decision by the Company to enter into the Arrangement Agreement was solely that of the Board. As described in the section entitled “Reasons for the Arrangement” beginning on page 26, Morgan Stanley’s analyses were only one of the many factors considered by the Board in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Board or management with respect to the Arrangement or the $14.25 per share consideration under the Arrangement.

Morgan Stanley confirmed to the Board that: (i) it and its affiliated entities are not an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Washington, or any of their respective associates or affiliates (collectively, the “Interested Parties”); (ii) it and its affiliated entities are not acting as a financial advisor to any Interested Party in respect of the Arrangement, except to the Special Committee and the Board; (iii) its compensation under the engagement agreement with the Company does not depend in whole or in part on the conclusions reached in its opinion or the outcome of the Arrangement; (iv) it and its affiliated entities will not act as manager, co-manager or member of any soliciting dealer group formed by any Interested Party in connection with the Arrangement; and (v) it and its affiliated entities do not have any material financial interest in the completion of the Arrangement.

In the two years prior to the date hereof, Morgan Stanley has not provided evaluation, appraisal, financial advisory or financing services for, or had any other material interest in any transaction involving, any of the Interested Parties and has not received any fees for such services.

There are no understandings, agreements or commitments between Morgan Stanley and any of the Interested Parties with respect to future business dealings. Morgan Stanley may, in the future and in the ordinary course of business, seek to provide financial advisory and financing services to any of the Interested Parties and would expect to receive fees for the rendering of these services.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice. No limitations were imposed by the Board upon Morgan Stanley with respect to the investigations made or procedures followed by it in rendering its opinion. Morgan Stanley did not recommend any specific amount or form of consideration to the Company or that any specific amount or form of consideration constituted the only appropriate consideration for the Arrangement.

Morgan Stanley and its affiliated entities are a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of any of the Interested Parties or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

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As compensation for its services relating to its engagement, the Company has agreed to pay Morgan Stanley a fee of US$2,500,000, none of which is contingent on the conclusions reached in Morgan Stanley’s opinion or upon the consummation of the Arrangement. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable expenses including, without limitation, professional and legal fees and disbursements, plus any sales, use or other taxes related to such fees and disbursements. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under Canadian or U.S. securities laws, related to or arising out of Morgan Stanley’s engagement.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the CBCA.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, attached as Appendix “D” to this Information Circular.

Pursuant to the Arrangement, Shareholders (excluding Dissenting Shareholders) will receive US$14.25 for each Share held and, upon completion of the Arrangement, the Company will become a wholly-owned subsidiary of the Purchaser.

At the Effective Time each of the following events shall occur and shall also be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the amount (if any) by which the Canadian Dollar Equivalent of the Consideration exceeds the exercise price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled, and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(b)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall be deemed to be unconditionally vested, and such DSU shall, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such DSU shall immediately be cancelled;

(c)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such RSU shall immediately be cancelled;

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(d)

each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holders to the Company in exchange for a cash payment from the Company equal to the Canadian Dollar Equivalent of the Consideration multiplied by the Adjustment Factor for each such PSU, subject to applicable withholdings, and each such PSU shall immediately be cancelled;

(e)

(i) each holder of Company Options, DSUs, RSUs and PSUs shall cease to be a holder of such Company Options, DSUs, RSUs and PSUs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan, the RSU Plan, the PSU Plan and all agreements relating to the Company Options, DSUs, RSUs and PSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d) of the Plan of Arrangement, as applicable, at the time and in the manner specified in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d) of the Plan of Arrangement, as applicable;

(f)

the Company shall lend an amount equal to the Loan Amount to the Purchaser, and the Purchaser shall deliver to the Company a duly issued and executed demand promissory note to evidence such loan and the full amount of such loan shall be immediately deposited by the Company at the direction of the Purchaser with the Depositary to be held in a segregated trust account by the Depositary for the purpose of paying the Consideration for the Shares;

(g)

each of the Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3 of the Plan of Arrangement, and:

(i)

such Dissenting Holder shall cease to be the holder of such Shares and to have any rights as a Shareholder other than the right to be paid fair value for such Shares as set out in Section 3.1 of the Plan of Arrangement;

(ii)	such Dissenting Holder’s name shall be removed as the holder of such Shares from the register of Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in Section 3.1 of the Plan of Arrangement), and shall be entered in the register of Shares maintained by or on behalf of the Company;

(h)

concurrent with the transaction described in Section 2.3(g) of the Plan of Arrangement, each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised,shall, without any further action by or on behalf of any Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

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(i)	each holder of such Shares shall cease to be the holder thereof and to have any rights as Shareholder other than the right to be paid the Consideration in accordance with the Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Shares (free and clear of all Liens) and shall be entered in the register of the Shares maintained by or on behalf of the Company.

Depositary Agreement

Prior to the Effective Date, the Company, the Purchaser and the Depositary will enter into the Depositary Agreement.

Pursuant to the Arrangement Agreement, the Purchaser is required to deposit, or cause to be deposited (including by directing the Company to deliver the Loan Amount to the Depositary), for the benefit of the Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Shares required by the Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose.

Certificates and Payment

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder(s), a cheque, wire or other form of immediately available funds representing the Consideration which such Shareholder(s) has the right to receive under the Plan of Arrangement for such Shares, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled.

On or as soon as practicable after the Effective Date, the Company shall pay, or cause to be paid, the amounts, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement, to be paid to holders of Company Options, DSUs, RSUs and PSUs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or wire transfer (delivered to such holder of Company Options, DSUs, RSUs or PSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and PSUs).

Until surrendered as contemplated above, each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated above, less any amounts withheld in respect of Taxes pursuant to the Plan of Arrangement. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

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Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Company Options, the DSUs, the RSUs and the PSUs pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

No holder of Shares, Company Options, DSUs, RSUs or PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options, DSUs, RSUs or PSUs, other than any cash payment to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Shareholder has the right to receive in accordance with the Plan of Arrangement and such Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Person under the Plan of Arrangement, such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to the Plan of Arrangement and shall be treated for all purposes under the Plan of Arrangement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

Letter of Transmittal

Registered Shareholders will have received a Letter of Transmittal with this Information Circular. In order to receive the Consideration, the Registered Shareholders must complete and sign the Letter of Transmittal and deliver it and all other documents required by it, including the certificates representing the Shares, to the Depositary, in accordance with the instructions contained in the applicable Letter of Transmittal. The Registered Shareholders can obtain additional copies of the applicable Letter of Transmittal by contacting the Transfer Agent. The form of Letters of Transmittal is also available under the Company’s profile on SEDAR at www.sedar.com.

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The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Beneficial Shareholders holding Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Shares.

The Purchaser, subject to the consent of the Depositary, reserves the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Shareholders. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholders. The Company and the Purchaser reserve the right to demand strict compliance with the terms of the Letters of Transmittal and the Arrangement. The method used to deliver the Letters of Transmittal and any accompanying certificates representing the Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Company recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Sources of Funds

In connection with the Arrangement Agreement, the Purchaser delivered to the Company the following:

•

the Debt Commitment Letter pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to lend amounts set forth therein for, among other things, the purpose of financing the Transactions; and

•

the Equity Commitment Letter pursuant to which the Equity Financing Source party thereto has committed, subject to the terms and conditions set forth therein, to invest directly or indirectly in the Purchaser the cash amounts set forth therein for, among other things, the purpose of facilitating the Transactions.

The Purchaser has agreed that it shall, and to the extent applicable shall cause its Affiliates to, use reasonable best efforts to arrange and obtain the proceeds of the Equity Financing and the Debt Financing on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letter (or on terms applicable to debt securities to be issued in lieu of the bridge facility contemplated by the Debt Commitment Letter) by no later than the Closing. The Purchaser has represented in the Arrangement Agreement that the aggregate proceeds of the Debt Financing provided for in the Debt Commitment Letter, together with the Equity Financing provided for in the Equity Commitment Letter and $150,000,000 of cash of the Company will be sufficient to consummate the Transactions and pay all other amounts, costs, fees and expenses related thereto.

The Arrangement Agreement provides that the Purchaser obtaining financing is not a condition to any of its obligations thereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser.

Expenses of the Arrangement

The Company estimates that expenses in the aggregate amount of approximately $19 million will be incurred by the Company in connection with the Arrangement, including, without limitation, legal, financial advisory, accounting, filing and printing costs, the cost of preparing and mailing this Information Circular and fees in respect of the Fairness Opinions.

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Interests of Certain Persons in the Arrangement

In considering the recommendation of the Special Committee and the Board, Shareholders should be aware that directors and executive officers of the Company may have interests in the Arrangement or may receive benefits that differ from, or be in addition to, the interests of Shareholders generally. Other than the interests and benefits described below, none of the directors or officers of the Company or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

All benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the Shares held by such persons and no consideration is, or will be, conditional on such person supporting the Arrangement.

Shares and the Intentions of Directors and Executive Officers

As of August 15, 2017, the directors and executive officers of the Company, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate 58,604 Shares, which represented approximately 0.072% of the issued and outstanding Shares on an undiluted basis. All of the Shares held by such directors and executive officers of the Company will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders. To the knowledge of the Company, all directors and executive officers of the Company intend to vote FOR the Arrangement Resolution.

Company Options

As of August 15, 2017, the executive officers of the Company held, in the aggregate, 757,992 Company Options, of which 639,139 Company Options are “in-the-money”. The outstanding Company Options held by such executive officers had exercise prices ranging from C$3.78 to C$22.37. Each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the amount (if any) by which the Canadian Dollar Equivalent of the Consideration per Share exceeds the exercise price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled, and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option. Such executive officers would be entitled to collectively receive cash compensation of approximately the Canadian dollar equivalent of US$3,975,027.42 in the aggregate.

DSUs

As of August 15, 2017, there were approximately 79,717 DSUs outstanding. If the Arrangement is consummated, each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall be deemed to be unconditionally vested, and such DSU shall, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration per Share, subject to applicable withholdings, and each such DSU shall immediately be cancelled. Such holders of DSUs would be entitled to collectively receive cash compensation of approximately the Canadian dollar equivalent of US$1,135,967.25 in the aggregate.

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RSUs

As of August 15, 2017, there were approximately 430,851 RSUs outstanding. If the Arrangement is consummated, each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration per Share, subject to applicable withholdings, and each such RSU shall immediately be cancelled. Such holders would be entitled to collectively receive cash compensation of approximately the Canadian dollar equivalent of US$6,139,627.54 in the aggregate.

PSUs

As of August 15, 2017, there were approximately 211,001 PSUs outstanding. If the Arrangement is consummated, each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holders to the Company in exchange for a cash payment from the Company equal to the Canadian Dollar Equivalent of the Consideration per Share multiplied by the Adjustment Factor for each such PSU, subject to applicable withholdings, and each such PSU shall immediately be cancelled. Such holders would be entitled to collectively receive cash compensation of approximately the Canadian dollar equivalent of US$3,006,762.95 in the aggregate. The outstanding PSUs will be settled at an Adjustment Factor of one.

Currently Authorized but Unissued Grants

Prior to the date of the Arrangement Agreement, there were certain DSUs for the directors and long-term incentive grants for the executive officers (consisting of RSUs, PSUs and Company Options) that were authorized, but unissued. These outstanding awards will be settled for their cash value on or about the closing of the Arrangement. Such directors and executive officers would be entitled to collectively receive cash compensation of approximately US$4,276,122.00 in the aggregate.

Consideration

The following table sets out the names and positions of the directors and executive officers of the Company as of August 15, 2017, the number of Shares, Company Options, DSUs, RSUs and PSUs owned or over which control or direction was exercised by each such director or officer of the Company and, where known after reasonable enquiry, by their respective associates or affiliates and the consideration to be received for such Shares, Company Options, DSUs, RSUs and PSUs pursuant to the Arrangement, as well as the estimated amount of cash to be received by such directors and officers in respect of authorized but unissued Company Options, DSUs, RSUs and PSUs.

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Name and Position with the Company	Shares	Estimated amount of Consideration to be received in respect of Shares (US$)	Company Options	DSUs	RSUs	PSUs	Estimated amount of cash to be received in respect of Company Options, DSUs, RSUs and PSUs (US$)(1)	Estimated amount of cash to be received in respect of authorized but unissued Company Options, DSUs, RSUs and PSUs (US$)(1)	Total estimated amount of consideration to be received (subject to applicable withholdings) (1) (US$)
Non-Management Directors
James Gowans Chairman	Nil	Nil	Nil	4,827	Nil	Nil	68,785	147,582	216,367
Thomas Andruskevich Director	11,418	162,707	Nil	7,126	Nil	Nil	101,546	43,291	307,544
Graham Clow Director	10,000	142,500	Nil	23,408	Nil	Nil	333,564	43,291	519,355
Trudy Curran Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil	82,646	82,646
Tim Dabson Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil	82,646	82,646
David Smith Director	8,700	123,975	Nil	9,910	Nil	Nil	141,218	43,291	308,484
Chuck Strahl Director	3,966	56,516	Nil	24,692	Nil	Nil	351,861	43,291	451,668
Josef Vejvoda Director	Nil	Nil	Nil	9,755	Nil	Nil	139,009	43,291	182,300
Executive Officers
Brendan Bell CEO	21,506	306,461	221,753	Nil	115,357	72,413	3,285,529	Nil	3,591,990
Matt Quinlan CFO	Nil	Nil	Nil	Nil	Nil	Nil	Nil	1,298,912	1,298,912
Elliot Holland Vice President, Projects	Nil	Nil	36,907	Nil	33,463	37,432	1,207,920	661,164	1,869,084
Chantal Lavoie COO	1,508	21,489	133,497	Nil	71,012	37,432	1,893,203	661,164	2,575,856
James R. W. Pounds Executive Vice- President, Diamonds	1,506	21,461	365,835	Nil	83,840	63,723	4,922,455	1,125,553	6,069,469

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(1)

For purposes of this table, an assumed exchange rate of 1.2705 Canadian dollars per U.S. dollar (US$1.0000 = C$1.2705, or C$1.0000 = US$0.7871) was used to convert the exercise price of the Company Options denominated in Canadian dollars into U.S. dollars. At the Effective Time, the Canadian Dollar Equivalent of the Consideration will be calculated on the basis of the United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

Termination and Change of Control Benefits and Special Awards for Certain Officers

Pursuant to the existing employment agreements with the Company’s named executive officers (Brendan Bell, Matthew Quinlan, Elliot Holland, Chantal Lavoie and James Pounds, collectively, the “Named Executive Officers”), in the event that the Named Executive Officers are terminated without cause or if they resign within six months following a change of control of the Company in certain circumstances, they will become entitled to the following severance payments:

(a)	a payment equal to two times his or her then current annual salary; and

(b)	an amount equal to two times the greater of:

(i)	his or her last year’s annual incentive; or

(ii)	the average of his or her annual incentives for the last two fiscal periods.

In addition, certain Named Executive Officers are also entitled to certain one-time payments on Closing of the Arrangement in connection with the terms of their related agreements. Such Named Executive Officers would be entitled to collectively receive cash compensation of approximately C$2,847,500 in the aggregate.

The following chart provides details of the estimated incremental amounts payable to each of the Named Executive Officers in the event of termination of employment immediately following the Arrangement, without giving effect to any post-Closing arrangements that may be entered into between the Company or the Purchaser and such officers:

Name and Position	Change of Control Payment, Base Salary (C$)	Change of Control Payment, Bonus (C$)	Change of Control Payment, Value of Benefits (C$)	Total (C$)(1)
Brendan Bell(2) President & Chief Executive Officer	$180,000	Nil	Nil	$180,000
Matthew Quinlan Chief Financial Officer	$800,000	Nil	$20,188	$820,188
Elliot Holland Vice President, Projects	$660,000	$94,500	$20,188	$774,688
Chantal Lavoie COO	$900,000	$97,500	$20,188	$1,017,688
James R. W. Pounds Executive Vice President, Diamonds	$1,300,000	$158,820.99	$20,188	$1,479,008.99

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(1)

In addition to receiving the above payments in respect of base salary, bonus, benefits and certain other one-time payments, the Named Executive Officers will also receive certain payments in respect of their RSUs, PSUs and Company Options. See “The Arrangement – Interest of Certain Persons in the Arrangement – Consideration”.

(2)	Pursuant to pre-existing arrangements, Brendan Bell will also be entitled to a severance payment in connection with him stepping down from his role as Chief Executive Officer.

Continuing Insurance Coverage for Directors and Executive Officers of the Company

The Arrangement Agreement provides that, prior to the Effective Date, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance, at a cost not exceeding 250% of the Company’s current annual aggregate premium for directors’ and officers’ liability insurance, providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their Shares in connection with the Arrangement and the Company will remain a reporting issuer and the Shares will continue to be listed on the TSX and the NYSE. See “Risk Factors — Risk Factors Relating to the Arrangement”. The Arrangement Agreement requires that the Company pay the Termination Fee and that the Purchaser pay the Purchaser Termination Fee or Regulatory Termination Fee, as applicable, in certain circumstances. See “Summary of the Arrangement Agreement – Termination Fees”.

SUMMARY OF THE ARRANGEMENT AGREEMENT

General

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains, among other things, covenants, representations and warranties of and from each of the Company and the Purchaser and various conditions precedent, both mutual and with respect to the Company and the Purchaser. Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which are attached as Appendix “C ” to this Information Circular.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied, waived or released on or before the Effective Time, which conditions are summarized below.

Mutual Conditions Precedent

Neither the Company nor the Purchaser are required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Company: (a) the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order; (b) the Interim Order and the Final Order shall have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise; (c) no Order shall be in effect; and (d) the Required Regulatory Approvals shall have been obtained.

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Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion: (a) (i) the representations and warranties of the Company that are qualified by Material Adverse Effect shall be true and correct in all respects as of the Effective Time, (ii) certain fundamental representations and warranties of the Company shall be true and correct, in all material respects, as of the Effective Time (except for issuances of Shares permitted by the Arrangement Agreement, as applicable), and (iii) all other representations and warranties of the Company shall be true and correct as of the Effective Time, in each case, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date and except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect, and the Company shall have delivered to the Purchaser dated the Effective Date a certificate executed by two of its senior officers (without personal liability), confirming same; (b) (i) the Company shall have fulfilled or complied, in all material respects, with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time; and the Company shall have delivered to the Purchaser a certificate dated the Effective Date executed by two of its senior officers (without personal liability), confirming same; (c) no legal action or proceeding shall be pending or threatened that is reasonably likely to: (i) restrain, enjoin or otherwise prohibit consummation of the Arrangement; (ii) restrain, enjoin, prohibit, or impose any material limitations or conditions on, or order any damages that would be equivalent in value to a substantial portion of the Company Assets in connection with, the ownership or operation by the Purchaser of any substantial portion of the Company Assets or compel the Company or the Purchaser to dispose of any substantial portion of the Company Assets, in each case in connection with the consummation of the Arrangement; or (iii) if the Arrangement were consummated, have a Material Adverse Effect following the Effective Date; (d) Dissent Rights shall not have been validly exercised with respect to more than 10% of the issued and outstanding Shares; (e) immediately prior to Closing, the Company and its Subsidiaries, on a consolidated basis, shall have unrestricted cash and cash equivalents in an amount equal to the Minimum Cash Balance; and (d) since the date of the Arrangement Agreement, there shall not have occurred and been continuing a Material Adverse Effect.

Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion: (a) the representations and warranties of the Purchaser are true and correct as of the Effective Time in all respects, except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date and except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially impede or delay the completion of the Arrangement; and the Purchaser shall have delivered to the Company a certificate dated the Effective Date, executed by two of its senior officers (without personal liability) confirming same; (b) the Purchaser shall have fulfilled and complied, in all material respects, with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled and complied with by it on or prior to the Effective Time; and the Purchaser shall have delivered a certificate to the Company dated the Effective Date, executed by two of its senior officers (without personal liability) confirming same; and (c) the Purchaser shall have deposited or caused to be deposited with the Depositary sufficient funds in escrow in an amount equal to the aggregate amount necessary to satisfy the payments in respect of the Shares required by the Plan of Arrangement, plus an amount per Share in respect of which Dissent Rights have been exercised equal to the Consideration less the Loan Amount.

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Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of the Company and the Purchaser. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Company to the Purchaser or are subject to a standard of materiality or are qualified by a reference to Material Adverse Effect. Therefore, Shareholders should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains customary representations and warranties of the Company relating to: (a) organization and qualification; (b) corporate authorization; (c) execution and binding obligation; (d) governmental authorization; (e) non-contravention; (f) capitalization; (g) subsidiaries and DDMI; (h) Securities Law matters; (i) financial statements; (j) disclosure controls and procedures; internal control over financial reporting; (k) no material undisclosed liabilities; (l) absence of certain changes or events; (m) compliance with laws; (n) authorizations and licenses; (o) Material Contracts; (p) personal property; (q) Diavik Joint Venture; (r) Ekati Diamond Mine; (s) leased property; (t) interests in properties and Mineral Rights; (u) no expropriation; (v) mineral reserves and resources; (w) intellectual property; (x) litigation; (y) environmental matters; (z) Aboriginal claims; (aa) employees; (bb) Collective Agreements; (cc) Employee Plans; (dd) insurance; (ee) Taxes; (ff) money laundering; (gg) corrupt practices; (hh) opinions of Financial Advisors; (ii) brokers; and (jj) Investment Canada Act.

In addition, the Arrangement Agreement also contains customary representations and warranties of the Purchaser relating to: (a) organization and qualification; (b) corporate authorization; (c) execution and binding obligation; (d) governmental authorization; (e) non-contravention; (f) litigation; (g) security ownership; (h) Investment Canada Act; (i) financial capability; (j) solvency; (k) ownership of Purchaser; and (l) brokers.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of the Company and the Purchaser.

Covenants Relating to Conduct of Business of the Company

The Company has agreed to certain customary negative and affirmative covenants relating to the operation of its business (including the business of its Subsidiaries) during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, including that the Company shall, and shall cause each of its Subsidiaries to conduct its business in the Ordinary Course, in accordance with Laws, and to use its commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners, joint venture partners, Aboriginal groups, Governmental Entities, sureties and other Persons with which the Company or any of its Subsidiaries has business relations and to perform and comply in all material respects with all of its obligations under its material contracts. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Company in relation to the conduct of its business prior to the Effective Time.

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Covenants Relating to the Arrangement

Pursuant to the Arrangement Agreement, the Company and the Purchaser agreed to perform, and in the case of the Company, agreed to cause its Subsidiaries to perform, as applicable, all obligations required to be performed by the Party or any of the Company’s Subsidiaries under the Arrangement Agreement, co-operate with the other Party in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transactions and, without limiting the generality of the foregoing, the Parties shall and, where appropriate, the Company shall cause each of its Subsidiaries to: (a) other than in connection with obtaining the Required Regulatory Approvals, use its commercially reasonable efforts to, (i) satisfy all conditions precedent in the Arrangement Agreement, (ii) in the case of the Company and it’s Subsidiaries, obtain and maintain, and in the case of the Purchaser, assist and cooperate with the Company in obtaining and maintaining, all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements or amendments that are necessary under the Material Contracts to permit the consummation of the transactions contemplated by the Arrangement Agreement or required in order to maintain the Material Contracts, (iii) effect all necessary registrations, filings and submissions of information required by Governmental Entities, (iv) in the case of the Company and the Company’s Subsidiaries facilitate discussions among the Purchaser and any other third parties with whom the Company has business relations, and (v) upon reasonable consultation between the Parties, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which they are a party or brought against them or their directors or officers challenging the Arrangement or the Arrangement Agreement; and (b) not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement.

Covenants Relating to Regulatory Approvals

In the Arrangement Agreement, the Purchaser agreed to, as soon as reasonably practicable following the date of the Arrangement Agreement: (a) file with the Commissioner of Competition a competition brief in respect of the Transactions requesting an advance ruling certificate or a No Action Letter; and (b) file with the Director of Investments (i) an Application for Review in respect of the Transactions, and thereafter (ii) a draft undertaking. The Purchaser agreed to pay all filing or similar fees payable by any of the Parties to a Governmental Entity in connection with a Regulatory Approval. The Purchaser agreed, and agreed to cause its Affiliates to, use all reasonable efforts to obtain the Regulatory Approvals.

Covenants Regarding Access to Information; Confidentiality

From the date of the Arrangement Agreement until the Effective Time or the termination of the Arrangement Agreement, the Company agreed, and agreed to cause its Subsidiaries to afford the Purchaser and its Representatives, to (a) reasonable access to their offices, properties, books and records, and make available all financial data and other information as upon prior notice: and (b) furnish to the Purchaser and its Representatives such financial and operating data and other information as they may reasonably request in each case, so long as such actions do not unduly interfere with the ordinary course conduct of the business of the Company or result in the disclosure of any trade secrets.

Covenants Regarding Cooperation Regarding Reorganization

In the Arrangement Agreement, the Company agreed to, and agreed to cause each of its Subsidiaries to, reasonably cooperate with the Purchaser in preparing any reorganization or transfer of securities, assets or business as the Purchaser may reasonably require or as may be necessary or appropriate to complete the Transactions (a “Contemplated Reorganization Transaction”), and to use its commercially reasonable efforts to implement any such Contemplated Reorganization Transaction as the Purchase may request subject to the terms of the Arrangement Agreement.

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Covenants Regarding Public Communications

Pursuant to the Arrangement Agreement, except as required by Law, no Party shall issue any press release or make any other public statement or disclosure with respect to the Arrangement Agreement or the Arrangement without the consent of the other Party.

Covenants Regarding Insurance and Indemnification

Pursuant to the Arrangement Agreement, prior to the Effective Date, the Company agreed to purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance, at a cost not exceeding 250% of the Company’s current annual aggregate premium for directors’ and officers’ liability insurance, providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Purchaser agreed to, or to cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Furthermore, from and after the Effective Time, each of the Purchaser and the Company shall, and the Purchaser shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under Law (and to also advance expenses as incurred to the fullest extent permitted under Law), each present and former director and officer of the Company and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as an employee, director, or officer of the Company and/or any of its Subsidiaries or services performed at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time. No Person shall settle, compromise or consent to the entry of any judgment in any claim, inquiry, action, suit, proceeding or investigation or threatened claim, inquiry, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as an employee, director or officer of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person.

The rights of the Indemnified Persons under the Arrangement Agreement shall be in addition to all rights to indemnification or exculpation in favour of the Indemnified Persons and the Purchaser shall, from and after the Effective Time, honour all such rights and acknowledges that such rights shall survive the completion of the Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Covenants Regarding Employee Matters

The Arrangement Agreement provides that, from and after the Effective Time, the Purchaser shall, or cause the Company to, honour and perform, all of the obligations of the Company and any of its Subsidiaries under employment agreements with current or former Company employees and for a period of 12 months following the Effective Time shall provide current or former Company employees with benefits that are substantially similar to those provided by the Company.

Covenants Regarding Certain Operational Matters

Pursuant to the Arrangement Agreement, the Purchaser has agreed to, from and after the Effective Time, honour and perform, or cause the Company and its Subsidiaries to honour and perform, all of the obligations of the Company or any of its Subsidiaries under any Contract with any Governmental Entity or Aboriginal group relating to the Ekati Diamond Mine, and has agreed to comply with, or cause the Company and its Subsidiaries to comply with, the terms of conditions of all authorizations applicable to the Company or any of its Subsidiaries relating to the Ekati Diamond Mine, including all obligations with respect to the provision of reclamation security.

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Covenants Regarding Financing

The Arrangement Agreement contains customary covenants of the Purchaser with respect to the Equity Financing and the Debt Financing including a covenant that the Purchaser shall not, without the prior written consent of the Company acting reasonably, permit any amendment or modification to be made to, or any waiver or release of any provision or remedy pursuant to, the Equity Commitment Letter or the Debt Commitment Letter or any definitive documentation in connection therewith if such amendment, modification, waiver or release would reduce the aggregate amount of either the Equity Financing or the Debt Financing below that which is required to provide the Purchaser with the funds necessary for it to consummate the Transactions at the Closing, impose new or additional conditions or otherwise expand any of the conditions to the receipt of either the Equity Financing or the Debt Financing, in each case, in a manner that would be reasonably expected to delay, impede or prevent the funding of the Debt Financing or the Equity Financing or the ability of the Purchaser to consummate the Transactions or adversely impact the ability of the Purchaser to enforce its rights against the Debt Financing Sources or Equity Financing Source or under any definitive documentation with respect thereto. Further, the Purchaser has agreed not to release or consent to the termination of the obligations of the Debt Financing Sources under the Debt Commitment Letter or the Equity Financing Source under the Equity Financing Letter, except for assignments and replacements of a Debt Financing Source under the terms of, and only in connection with, the syndication of the Debt Financing pursuant to the Debt Commitment Letter and except in connection with the entry into any alternative financing that satisfies the requirements of the Arrangement Agreement.

The Purchaser acknowledged and agreed that the Purchaser obtaining financing is not a condition to any of its obligations under the Arrangement Agreement, regardless of why such financing is not obtained or whether the reasons therefor are within or beyond the control of the Purchaser.

Covenants Regarding Financing Cooperation

The Arrangement Agreement contains customary covenants of the Company to cooperate with the Purchaser in connection with the Debt Financing, including a covenant that prior to the Closing, at the Purchaser’s sole cost and expense, the Company shall, and shall cause its Subsidiaries to, and use reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to provide the Purchaser in a timely manner with all cooperation reasonably requested by the Purchaser to assist it in causing the conditions in the Debt Commitment Letter, which the Purchaser cannot satisfy on its own behalf, to be satisfied or as is otherwise necessary or reasonably requested by the Purchaser in connection with the Debt Financing.

Certain Other Covenants

The Arrangement Agreement provides that, if after the date of the Arrangement Agreement any issuer of a Surety Bond requests to be discharged from its obligations thereunder and as a consequence thereof requests collateral from the Company or any Subsidiary pursuant to the terms of the Surety Bond and Surety Indemnity Agreement or the Company or any Subsidiary is required to make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement then subject to Law and the terms of the Surety Bond and Surety Indemnity Agreement, to the extent applicable, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) promptly provide all material information relating to such request to the Purchaser on a timely basis; (ii) permit the Purchaser to participate in any negotiations with the issuer of the Surety Bond and the applicable counterparty and any other potential sureties or lenders who may be willing to provide alternative security in replacement of the Surety Bond and other relevant counterparties; and (iii) refrain from posting collateral with respect to the Surety Bond or making such payment until the latest practicable date on which the Company or its Subsidiary is required to do so under the Surety Bond and Surety Indemnity Agreement or otherwise. The Arrangement Agreement further provides that, notwithstanding anything to the contrary therein, the Company or its applicable Subsidiary may post collateral pursuant to the terms of any Surety Bond or Surety Indemnity Agreement or make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement to the extent it has complied with the foregoing sentence with respect to such posting of collateral or payment.

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Further, the Purchaser agreed that if the Company or any Subsidiary is required to post cash as collateral under any Surety Bond or make any payment in respect or on account of, or pursuant to any Surety Bond or Surety Indemnity Agreement and the Company has complied with the above paragraph and as a consequence thereof the Company and its Subsidiaries, on a consolidated basis, would, at any time during the pendency of the Arrangement Agreement, have unrestricted cash and cash equivalents in an amount less than the Minimum Cash Balance (the amount of the shortfall of unrestricted cash and cash equivalents is the “Cash Shortfall”), the Purchaser will, or shall cause one of its Affiliates to: (a) loan an amount of cash equal to the Cash Shortfall to the Purchaser to enable the Purchaser to complete the Transactions; (b) arrange for the posting of alternative collateral in place of the Cash Shortfall; or (c) arrange for the posting of alternative security in lieu of the Surety Bond with the applicable counterparty, in each case, in accordance with the terms of the Surety Bonds and the Surety Indemnity Agreements, to the extent applicable, and the condition that immediately prior to Closing, the Company and its Subsidiaries, on a consolidated basis, shall have unrestricted cash and cash equivalents in an amount equal to the Minimum Cash Balance, shall be deemed satisfied to the extent such condition is not satisfied as a result of such Cash Shortfall. The Arrangement Agreement provides that, in the event the Arrangement is not completed for any reason, any loan provided as set out in this paragraph shall be repaid and any collateral or security of the Purchaser posted as set out in this paragraph shall be released, in each case, on terms which are agreed by the Company and the Purchaser, each acting reasonably.

Covenants Regarding Non-Solicitation

The Arrangement Agreement provides that, subject to the exceptions provided in the Arrangement Agreement, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and Representatives not to:

(a)

solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

continue, engage or participate in any discussions or negotiations with any Person (other than with the Purchaser, or its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to: (i) advise any Person of the restrictions of the Arrangement Agreement; and (ii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal, in each case, if in so doing, no other information that is prohibited from being communicated under the Arrangement Agreement is communicated to such Person;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than three Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of the Arrangement Agreement provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by the end of such three Business Day period); or

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(e)	enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement).

The Company agreed that it shall, and shall cause each of its Subsidiaries and its and their respective directors, officers and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other related activities commenced prior to the date of the Arrangement Agreement with any Person (other than the Purchaser, and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. In connection therewith, the Company agreed that it would (a) immediately discontinue access to and disclosure of all confidential information, including access to any data room and any other access to confidential information, properties, facilities, books and records of the Company or of any of its Subsidiaries to any such other Person; and (b) within two Business Days, request (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person since January 1, 2016 and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries provided to any such Person, in each case using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

In addition, the Company agreed that (a) it shall use commercially reasonable efforts to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party and (b) it shall not release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged and agreed by the Purchaser that the automatic termination or release of any confidentiality, standstill or similar agreement, restriction or covenant of any such agreements as a result of the entering into the Arrangement Agreement shall not be a violation of the foregoing covenants).

Acquisition Proposals

Pursuant to the Arrangement Agreement, if the Company or any of its Subsidiaries receives, or, to the knowledge of the Company, any of their respective Representatives, receives, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, the Company shall promptly notify the Purchaser, at first orally, and then in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making such and shall provide the Purchaser with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser promptly informed of the status of developments and negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request which may reasonably be expected to lead to an Acquisition Proposal, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Notwithstanding the non-solicitation covenants of the Company, if at any time prior to obtaining the approval of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal from a Person, the Company and its Representatives may engage in or participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal, and, subject to entering into a confidentiality and standstill agreement with such Person containing terms with respect to confidentiality that are not less favourable to the Company than those contained in the Confidentiality Agreement and standstill terms which are customary, including restrictions on acquiring any securities or material assets of the Company or its Subsidiaries, soliciting proxies in order to vote or influence any party with respect to the voting of any securities of the Company, attempting to control or to influence the management or Board of the Company, making any public disclosure of any intention to do or take any of the foregoing actions and advising, assisting or encouraging any other person in connection with any of the foregoing (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a confidential Acquisition Proposal (or the consummation thereof in compliance with the terms hereof) and related communications to the Company or the Board), the Company and its Representatives may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

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(a)

the Board first determines in good faith, after consultation with its financial advisor and its legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)

such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries; and

(c)	the Company has been, and continues to be, in compliance with its obligations under Article 5 of the Arrangement Agreement in all material respects.

The Company has agreed to provide the Purchaser with access to or disclosure of the information, properties, facilities, books or records of the Company and its Subsidiaries provided to such Person, prior to or simultaneously with, the access or disclosure to such Person (to the extent not previously provided to the Purchaser or its Representatives).

Right to Match

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution, the Arrangement Agreement provides that the Board may make a Change in Recommendation or may cause the Company to terminate the Arrangement Agreement and enter into a definitive agreement with respect to such Superior Proposal (an “Alternative Acquisition Agreement”), if and only if:

(a)	such Superior Proposal did not result from a breach by the Company of its obligations with respect to non-solicitation under the Arrangement Agreement in any material respect;

(b)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(c)

the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation or to terminate the Arrangement Agreement to enter into an Alternative Acquisition Agreement, including a copy of the Alternative Acquisition Agreement if applicable (the “Superior Proposal Notice”);

(d)	at least five Business Days (the “Matching Period”) have elapsed from the date on which the Purchaser received the Superior Proposal Notice;

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(e)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)

after the Matching Period, the Board has determined in good faith, after consultation with its legal counsel and financial advisor(s), that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser) and failure to take the relevant action would be inconsistent with its fiduciary duties; and

(g)	prior to or concurrently with entering into an Alternative Acquisition Agreement the Company terminates the Arrangement Agreement and pays the Termination Fee.

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under the terms contemplated in paragraph (e) above to amend the terms of the Arrangement Agreement and the Arrangement in good faith and in consultation with outside legal and financial advisor(s) in order to determine whether such offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the Transactions on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and the Purchaser shall be afforded a new Matching Period of three Business Days.

The Board shall promptly (and in any event with five Business Days) reaffirm the Board Recommendation by press release after any Acquisition Proposal which is publicly announced is determined to not be a Superior Proposal or the Board determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release.

If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than five Business Days before the Meeting, the Company shall either proceed with or shall postpone the Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than five Business Days after the scheduled date of the Meeting but in any event the Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

Nothing contained in the Arrangement Agreement prohibits the Company, the Board or any committee thereof, directly or indirectly through their respective Representatives, from (a) taking and disclosing to the Shareholders any position required by Securities laws or (b) calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or as required by any Order; provided, the Board shall only be permitted to make a Change in Recommendation as permitted by the Arrangement Agreement. The Company shall promptly reaffirm the Board Recommendation by press release following the written request of the Purchaser, acting reasonably, provided that the Purchaser may not make such request more than once in any five Business Day period. The Company shall provide the Purchaser with a reasonable opportunity to review and comment on the form and content of any such press release.

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Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	the Company or the Purchaser, if:

(i)	the Meeting is duly convened and held and the Arrangement Resolution is voted on by the Shareholders and not approved by the Shareholders as required by the Interim Order;

(ii)

any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Arrangement shall become final and non-appealable, provided that a Party may not terminate the Arrangement Agreement as provided in this paragraph if such Order has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement as provided in this paragraph if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under the Arrangement Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] of the Arrangement Agreement not to be satisfied (“Purchaser Breach Termination”);

(ii)

prior to the approval of the Arrangement Resolution, the Board authorizes the Company to enter into an Alternative Acquisition Agreement in accordance with Section 5.4 of the Arrangement Agreement, provided the Company is then in compliance with Article 5 of the Arrangement Agreement in all material respects and that prior to or concurrent with such termination the Company pays the Termination Fee; or

(iii)

the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to complete the Transactions as required pursuant to the Arrangement Agreement (“Purchaser Funding Failure Termination”); or

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of the Arrangement Agreement; provided that the Purchaser is not then in material breach of the Arrangement Agreement so as to cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] of the Arrangement Agreement not to be satisfied;

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(ii)

prior to the approval of the Arrangement Resolution (A) the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (the matters described in clauses (A) and (B), collectively, a “Change in Recommendation”), (C) the Company enters into, or publicly proposes to enter into (in each case other than a confidentiality agreement permitted by the Arrangement Agreement), an Alternative Acquisition Agreement, (D) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation within three Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such three Business Day period, within two Business Days of such request) or (E) the Company Willfully Breaches Article 5 of the Arrangement Agreement; or

(iii)

since the date of the Arrangement Agreement, a Material Adverse Effect has occurred and the Material Adverse Effect condition precedent to the obligations of the Purchaser in the Arrangement Agreement is incapable of being satisfied by the Outside Date.

Termination Fees

Under the Arrangement Agreement, if a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in consideration for the termination of the Arrangement Agreement and the disposition of all of the Purchaser’s rights under the Arrangement Agreement. For the purposes of the Arrangement Agreement, “Termination Fee Event” means the termination of the Arrangement Agreement:

(a)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Wilful Breach of Non-Solicit] of the Arrangement Agreement;

(b)	by the Company, pursuant to Section 7.2(1)(c)(ii) [To enter into a Superior Proposal] of the Arrangement Agreement; or

(c)

by the Company, on the one hand, or the Purchaser, on the other hand, pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] of the Arrangement Agreement or pursuant to Section 7.2(1)(d)(i) [Company Breach] due to a Willful Breach by the Company if:

(i)

following the date of the Arrangement Agreement and prior to the Meeting, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, its Affiliates or any Person acting jointly or in concert with any of the foregoing); and

(ii)

within 365 days following the date of such termination, the Company (A) enters into an agreement with respect to an Acquisition Proposal which is ultimately consummated or (B) consummates an Acquisition Proposal.

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For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1 of the Arrangement Agreement, except that references to “20% or more” shall be deemed to be references to “50% or more”.

If a Regulatory Termination Fee Event occurs, the Purchaser shall pay the Company the Regulatory Termination Fee in consideration for the termination of the Arrangement Agreement and the disposition of all of the Company’s rights under the Arrangement Agreement. For the purposes of the Arrangement Agreement, “Regulatory Termination Fee Event” means the termination of the Arrangement Agreement:

(a)

by the Purchaser, on the one hand, or the Company, on the other hand, pursuant to Section 7.1(1)(b)(ii) [Legal Restraints] of the Arrangement Agreement, provided at the time of such termination the conditions set forth in Section 6.1 of the Arrangement Agreement and the conditions set forth in Section 6.2 of the Arrangement Agreement (other than Section 6.1(3), Section 6.1(4) of the Arrangement Agreement and any condition to the extent it relates to ICA Approval or the Investment Canada Act) are capable of being satisfied;

(i)	if the Order giving rise to such termination relates to the ICA Approval or the Investment Canada Act; and

(ii)

if the Arrangement Agreement is terminated by the Purchaser, at the time of termination of the Arrangement Agreement by the Purchaser the Company could have terminated the Arrangement Agreement pursuant to Section 7.1(1)(b)(ii) [Legal Restraints] of the Arrangement Agreement; or

(b)	by the Purchaser, on the one hand, or the Company, on the other hand, pursuant to Section 7.1(1)(b)(iii) [Outside Date] of the Arrangement Agreement:

(i)

if the ICA Approval has not been obtained by the Outside Date, there is an Order in effect on the Outside Date relating to the ICA Approval or the Investment Canada Act that restrains, enjoins or otherwise prohibits the Arrangement or there is an action or proceeding pending or threatened relating to the ICA Approval or the Investment Canada Act which causes the condition in Section 6.2(3) of the Arrangement Agreement not to be satisfied; and

(ii)

if the Arrangement Agreement is terminated by the Purchaser, at the time of termination of the Arrangement Agreement by the Purchaser the Company could have terminated the Arrangement Agreement pursuant to Section 7.1(1)(b)(iii) [Outside Date] of the Arrangement Agreement.

The Regulatory Termination Fee shall only be payable if the Arrangement Agreement is terminated as described above and shall not be payable if the Purchaser Termination Fee is payable.

If a Purchaser Breach Termination or a Purchaser Funding Failure Termination occurs (either, a “Purchaser Termination Fee Event”), the Purchaser shall pay the Company the Purchaser Termination Fee in consideration for the termination of the Arrangement Agreement and the disposition of all of the Company’s rights under the Arrangement Agreement. For the purposes of the Arrangement Agreement, “Purchaser Termination Fee” means $70,200,000.

Limitation of Liability

In the Arrangement Agreement, the Purchaser agreed that the maximum aggregate liability of the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties, taken as a whole, shall be equal to the amount of (under circumstances where the Termination Fee is payable) the payment of the Termination Fee together with any amounts due for failure to pay the Termination Fee as set out in the Arrangement Agreement, and in no event shall the Purchaser or any of its Affiliates, Representatives and its and their respective Related Parties seek to recover, or be entitled to recover, any money damages or any losses or damages of any kind, character or description in excess of such amount.

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The Company agreed that the maximum aggregate liability of the Purchaser, its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties and the Debt Financing Sources, taken as a whole, shall be equal to the amount of (under circumstances where the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, is payable) the payment of the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, together with any amounts due under Section 4.4(1)(c), Section 4.6(2), Section 4.12(4) and Section 7.3(8) of the Arrangement Agreement, and in no event shall the Company or any of its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties seek to recover, or be entitled to recover, any money damages or any losses or damages of any kind, character or description in excess of such amount.

Expenses

Subject to the exceptions below and otherwise in the Arrangement Agreement, all costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement shall be paid by the Party incurring such costs and expenses, whether or not the Arrangement is consummated.

If the Arrangement Agreement is terminated by the Purchaser pursuant to Section 7.1(1)(d)(i) [Company Breach] of the Arrangement Agreement and the Termination Fee is not payable pursuant to Section 7.3(1) of the Arrangement Agreement, then the Company shall pay or cause to be paid to the Purchaser an aggregate of $15,000,000 as a reimbursement for fees, costs and expenses incurred in connection with the negotiation and completion of the transactions contemplated by the Arrangement Agreement and the Arrangement.

Closing Date

Unless another time or date is agreed to in writing by the Parties, the Arrangement Agreement provides that the completion of the Arrangement (the “Closing”) will take place on the fifth Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions in the Arrangement Agreement (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date); provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions in the Arrangement Agreement (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), then, subject to the continued satisfaction or waiver of the conditions in the Arrangement Agreement at such time, the Closing will take place instead on the earliest of (a) any Business Day during the Marketing Period as may be specified by the Purchaser in writing on no less than two Business Days’ prior notice to the Company and (b) the second Business Day after the final day of the Marketing Period.

Specific Performance

The Arrangement Agreement provides that the Parties shall be entitled to injunctive and other equitable relief, including specific performance, to prevent breaches or threatened breaches of the Arrangement Agreement, and to enforce compliance with the terms of the Arrangement Agreement, which right includes the right of the Company to cause the Purchaser to fully enforce the terms of the Equity Commitment Letter solely when and to the extent the Equity Financing is required to be funded, pursuant to the terms of the Equity Commitment Letter including by filing one or more lawsuits against the Equity Financing Source to fully enforce the Equity Financing Source’s obligations (and the rights of the Purchaser) thereunder, and to fully enforce the Debt Financing Sources’ obligations (and the rights of the Purchaser) under the Debt Commitment Letter solely when and to the extent the Debt Financing is required to be funded, pursuant to the terms of the Debt Commitment Letter, including by filing one or more lawsuits against the Debt Financing Sources to fully enforce the Debt Financing Sources’ obligations (and the rights of the Purchaser) thereunder, and to thereafter cause the Transactions to be consummated.

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Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in the Arrangement Agreement.

Notwithstanding anything to the contrary contained in the Arrangement Agreement, Section 7.3(7), Section 8.7, Section 8.10(2), Section 8.12(2), Section 8.17 , and Section 8.2 of the Arrangement Agreement (and any provision of the Arrangement Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse to a Debt Financing Source party to the Debt Commitment Letter without the prior written consent of such Debt Financing Source.

Governing Law

The Arrangement Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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CERTAIN LEGAL AND REGULATORY MATTERS

Steps to Implementing the Arrangement and Timing

Completion of the Arrangement is subject to the conditions precedent contained in the Arrangement Agreement having been satisfied or waived, including receipt of, among other things: (i) Required Shareholder Approval, (ii) court approval and (iii) the Required Regulatory Approvals.

If the necessary approvals are obtained and the other conditions to closing are satisfied or waived, it is anticipated that the Arrangement will be completed before the end of the year. However, completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective. As provided under the Arrangement Agreement, the Arrangement cannot be completed later than the Outside Date, unless such Outside Date is extended in accordance with the terms of the Arrangement Agreement.

Required Shareholder Approval

In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and any other related matters at the Meeting. The Arrangement Resolution must be approved by not less than 66⅔% of the votes cast by Shareholders present in person or by proxy at the Meeting.

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Information Circular as Appendices “B“ and “D“, respectively.

Court Approval

An arrangement of a company under the CBCA requires sanction by the Court. On August 15, 2017 the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached to this Information Circular as Appendices “G “ and “H“, respectively.

If the Arrangement Resolution is approved by Shareholders at the Meeting in the manner required by the Interim Order, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at the Ontario Superior Court of Justice (Commercial List) located at 330 University Avenue, Toronto, Ontario on September 22, 2017 at 10:00 a.m. (Toronto time), or as soon after such time as counsel may be heard (the “Presentation Date”). Any Shareholders wishing to appear in person or to be represented by counsel at the hearing of the motion for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Application for the Final Order and the Interim Order, including filing an appearance with the Court and serving same upon the Company and the Purchaser via their respective counsel as soon as reasonably practicable and, in any event, no less than two days before the Presentation Date.

The Court has broad discretion under the CBCA when making orders with respect to arrangements. The Court, when hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to Shareholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate.

Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director under the CBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement.

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Required Regulatory Approvals

Competition Act Approval

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner under Subsection 102(1) of the Competition Act for an advance ruling certificate (an “ARC”) seeking confirmation that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act. Upon the issuance of an ARC, or, alternatively, written confirmation that the Commissioner does not, at that time, intend to challenge the transaction by making an application under section 92 of the Competition Act (a “No Action Letter”) together with an waiver of the requirement to file a Notification (if applicable), the parties to a Notifiable Transaction are legally entitled to complete their transaction.

The Arrangement is a Notifiable Transaction. On July 25, 2017, the parties applied for an ARC or, in the alternative, a No-Action Letter. On August 4, 2017, the Commissioner issued an ARC.

Investment Canada Act Approval

Subject to limited exemptions, the direct acquisition of control of a Canadian business by a non-Canadian that exceeds a financial threshold prescribed under Part IV of the Investment Canada Act (a “Reviewable Transaction”) is subject to review. In the case of a Reviewable Transaction, a non-Canadian investor must submit an application to the Director of Investments under the Investment Canada Act (an “Application for Review”) seeking approval of the Reviewable Transaction and cannot complete the transaction until the transaction has been reviewed by the Minister responsible for the Investment Canada Act (the “Minister”) and the Minister is satisfied or is deemed to be satisfied that the transaction is likely to be of net benefit to Canada (the “net benefit ruling”). The submission of the Application for Review triggers an initial review period of up to 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days or such further period agreed to by the non-Canadian investor and the Minister.

In determining whether to issue a net benefit ruling, the Minister is required to consider, among other things, the Application for Review, the non-Canadian investor’s plans for the business and any written undertakings offered by the non-Canadian investor to Her Majesty in right of Canada. The prescribed factors that the Minister must consider when determining whether to issue a net benefit ruling include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment, utilization of Canadian products and services and exports), participation by Canadians in the acquired business, productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, as well as the contribution of the investment to Canada’s ability to compete in world markets.

If, following his review, the Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and the Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the Minister must send a notice to the non-Canadian investor stating either that the Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

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In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians which include Reviewable Transactions can be made subject to review on grounds that the investment could be injurious to national security, and can ultimately be prohibited. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, a notice or order from the Minister that the investment may be or is subject to review by the Governor in Council (the federal Cabinet) on grounds that the investment could be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment unless and until it has received either: (i) a subsequent notice from the Minister stating that no order for a review will be made; (ii) where an order for a national security review has been made, a subsequent notice from the Minister stating that no further action will be taken; or (iii) where an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to Her Majesty in right of Canada. In the case of a Reviewable Transaction, a national security review process can be commenced at any time after the Minister first becomes aware of the investment up to 45 days after an Application for Review has been submitted.

The Purchaser, who is controlled by a non-Canadian, is acquiring control of the Company, a Canadian business, as defined in the Investment Canada Act. Accordingly, as the relevant financial threshold is exceeded, the Arrangement is a Reviewable Transaction. On July 26, 2017, the Purchaser filed its Application for Review. It is a condition to closing of the Arrangement that ICA Approval shall have been obtained.

Canadian Securities Law Matters

The Company is a reporting issuer (or its equivalent) in all provinces and territories of Canada and, accordingly, is subject to applicable securities laws of such provinces and territories. In addition, the securities regulatory authorities in the Provinces of Ontario and Quebec have adopted MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. In assessing whether the Arrangement could be considered to be a ““business combination’’ for the purposes of MI 61-101, the Company reviewed all benefits or payments which related parties of the Company are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a ““collateral benefit’’. For these purposes, the only related parties of the Company that are entitled to receive a benefit, directly or indirectly, as a consequence the Arrangement are the directors and executive officers of the Company.

Each of the executive officers and directors of the Company holds Company Options, DSUs, RSUs and/or PSUs, as applicable. If the Arrangement is completed, the vesting of all Company Options, DSUs, RSUs and PSUs is to be accelerated and such executive officers and directors are to receive cash payments in respect thereof at the Effective Time. Pursuant to pre-existing arrangements, certain Named Executive Officers are also entitled to certain one-time payments on Closing of the Arrangement in connection with the terms of their related agreements. See ““The Arrangement — Interests of Certain Persons in the Arrangement’’ for detailed information regarding the benefits and other payments to be received by each of the directors and executive officers of the Company in connection with the Arrangement.

Following disclosure by each of the directors and executive officers to the Board of the number of Shares held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the Board has determined that the aforementioned benefits or payments fall within an exception to the definition of ““collateral benefit’’ for the purposes of MI 61-101, since the benefits are received solely in connection with the related parties’ services as employees or directors of the Company or of any affiliated entities of the Company,are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their Shares, are not conditional on the related parties supporting the Arrangement in any manner, and at the time of the entering into of the Arrangement Agreement, none of the related parties entitled to receive the benefits exercised control or direction over, or beneficially owned, more than 1% of the outstanding Shares, as calculated in accordance with MI 61-101. Accordingly, such benefits are not ““collateral benefits’’ for the purposes of MI 61-101 and the Arrangement does not constitute a ““business combination’’ for the purposes of MI 61-101.

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Stock Exchange De-Listing and Reporting Issuer Status

The Shares will be de-listed from the TSX and the NYSE as soon as practicable following the completion of the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent), as well as under the U.S. Exchange Act or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents.

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DISSENT RIGHTS OF SHAREHOLDERS

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes (the “Dissent Rights”). The Interim Order expressly provides Registered Shareholders with Dissent Rights in respect of the Arrangement Resolution pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Pursuant to section 190 of the CBCA, as modified and supplemented by the Interim Order, Registered Shareholders who have validly exercised Dissent Rights (a “Dissenting Shareholder”) may be entitled, in the event that the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Shares held by such Dissenting Shareholder as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting. Shareholders are cautioned that fair value could be determined to be less than the value of the Consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under United States federal income tax laws than had such Shareholder submitted his or her Shares to the Company for the Consideration pursuant to the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares.

The following is only a summary of the Dissent Rights and provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order as described below or any other interim order of the Court), which are technical and complex. A copy of Section 190 of the CBCA is attached as Appendix “I“ to this Information Circular. It is recommended that any Registered Holder of Shares wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice his or her Dissent Rights.

Section 190 of the CBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the shares of a class held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that only a Registered Holder of Shares may exercise the Dissent Rights in respect of Shares that are registered in that Registered Shareholder’s name.

In many cases, Shares beneficially owned by a Beneficial Shareholder are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Shares; or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Beneficial Shareholder’s behalf (which, if the Shares are registered in the name of CDS or other clearing agency, may require that such Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise the Dissent Rights directly. In addition, pursuant to section 190 of the CBCA and the Interim Order, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder’s Shares but may dissent only with respect to all Shares held by such Dissenting Shareholder.

The dissent procedures require that a Registered Holder of Shares who wishes to dissent must send a written notice of objection to the Arrangement Resolution to the Company at 606 4th Street SW, Suite 900, Calgary, Alberta, Canada, T2P 1T1 (Attn: General Counsel) to be received by no later than 5:00 p.m. (Toronto time) on September 15, 2017 or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the day of the adjourned or postponed Meeting, and must otherwise strictly comply with the dissent procedures. A Registered Shareholder who intends to exercise Dissent Rights in respect of the Arrangement Resolution should seek legal advice as failure to strictly comply with the dissent procedures will result in loss of Dissent Rights.

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The giving of a Dissent Notice does not deprive a Dissenting Shareholder of such Shareholder’s right to vote at the Meeting; however, a Shareholder is not entitled to exercise the Dissent Rights with respect to any Shares if the Shareholder votes (or instructs or is deemed, by submission of an incomplete proxy or otherwise, to have instructed the Shareholder’s proxyholder to vote) in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or the execution or exercise of a proxy does not constitute a Dissent Notice. A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting the Dissenting Shareholder’s right to exercise the Dissent Rights. See “Information Concerning the Meeting — Shareholders Entitled to Vote.”

The Company is required within 10 days after the Shareholders adopt the Arrangement Resolution to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Shareholder that voted in favour of the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder that has not withdrawn its Dissent Notice prior to the Shareholder Meeting must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to the Company a written notice containing such Dissenting Shareholder’s name and address, the number of Shares in respect of which he or she dissents (the “Dissenting Shares”) and a demand for payment of the fair value of such Shares (the “Demand for Payment”). Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to the Company certificates representing the Dissenting Shares. The Company or the Depositary will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder that fails to make a Demand for Payment in the time required, or to send certificates representing Dissenting Shares in the time required, has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by the Company as determined pursuant to the Interim Order, unless: (a) the Dissenting Shareholder withdraws its Dissent Notice before the Company makes an Offer to Pay (as defined below); (b) the Company fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment; or (c) the Board revokes the Arrangement Resolution. In (a) and (b), the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

Pursuant to the Plan of Arrangement, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Shareholder as a Shareholder in respect of which Dissent Rights have been validly exercised after the time that is immediately prior to the Effective Time and the names of such Dissenting Shareholders shall be removed from the registers of holders of Shares in respect of which Dissent Rights have been validly exercised at the Effective Time and the Purchaser shall be recorded as the registered holder of such Shares and shall be deemed to be the legal owner of such Shares.

Pursuant to the Plan of Arrangement, each Dissenting Shareholder that duly exercises such holder’s Dissent Rights shall be deemed to have transferred the Dissenting Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all liens (other than the right to be paid fair value for such Dissenting Shares as set out in the Plan of Arrangement) as provided in the Plan of Arrangement and if they: (a) ultimately are entitled to be paid fair value for such Dissenting Shares: (i) shall be deemed not to have participated in the Arrangement, (ii) will be entitled to be paid fair value of such Dissenting Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; or (b) ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a Shareholder that is not a Dissenting Shareholder and shall be entitled to receive only the Consideration contemplated by the Plan of Arrangement that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

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The Company is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder that has sent a Demand for Payment a written offer to pay for its Dissenting Shares in an amount considered by the Board to be the fair value of the Dissenting Shares, accompanied by a statement showing the manner in which the fair value was determined (“Offer to Pay”). The Company must pay for the Dissenting Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance within 30 days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay for a Dissenting Shareholder’s Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Company or a Dissenting Shareholder must be made to a court in Ontario or a court having jurisdiction in the place where the Dissenting Shareholder resides if the Company carries on business in that province.

Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders that have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder that should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The Arrangement Agreement provides that it is a condition to completion of the Arrangement in favour of the Purchaser that the Dissent Rights shall not have been validly exercised with respect to more than 10% of the issued and outstanding Shares. See “Summary of the Arrangement Agreement — Conditions to the Arrangement Becoming Effective”.

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INFORMATION CONCERNING THE COMPANY

General

The Company is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

The head and principal office of the Company is located at 606 4th Street SW, Suite 900, Calgary, Alberta, Canada T2P 1T1. The registered office of the Company is located at 1090 Don Mills Road, Suite 506, Toronto, Ontario, M3C 3R6.

Description of Share Capital

The authorized capital of the Company consists of an unlimited number of Shares. Shareholders are entitled to receive notice of, attend and vote at all meetings of the Shareholders. Each Share carries the right to one vote in person or by proxy at all meetings of the Shareholders. The holders of Shares are entitled to receive dividends as and when declared by the Board of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the Shares are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

As of the Record Date, there were 81,913,956 Shares issued and outstanding. Only Shareholders of record as at the Record Date will be entitled to vote at the Meeting.

Trading in Shares

The Shares are currently listed for trading on the TSX and NYSE under the symbol “DDC”. The Shares will be de-listed from the TSX and NYSE as soon as practicable following the completion of the Arrangement. See “Certain Legal and Regulatory Matters — Stock Exchange De-Listing and Reporting Issuer Status.”

The following tables summarize the monthly range of high and low prices per Share, as well as the total monthly trading volumes of the Shares, on the TSX and NYSE during the twelve-month period preceding the date of this Information Circular according to the TSX and NYSE, respectively:

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Shares (TSX)

Month	High (C$)	Low (C$)	Volume
July 2016	12.37	11.22	3,234,846
August 2016	12.68	11.42	3,000,962
September 2016	12.95	10.47	7,955,526
October 2016	12.89	11.25	4,100,460
November 2016	12.96	11.17	3,909,337
December 2016	14.10	12.16	5,614,628
January 2017	13.78	12.53	4,008,577
February 2017	13.90	11.13	3,498,811
March 2017	17.82	11.07	9,056,819
April 2017	17.40	16.29	5,247,747
May 2017	18.27	16.72	2,963,765
June 2017	17.65	16.01	2,352,683
July 2017	17.86	16.03	8,308,396
August 2017 (through August 14, 2017)	17.96	17.54	1,063,915

Shares (NYSE)

Month	High (US$)	Low (US$)	Volume
July 2016	9.51	8.61	1,626,653
August 2016	9.79	8.67	1,139,961
September 2016	9.85	7.92	2,598,350
October 2016	9.83	8.50	1,325,573
November 2016	9.65	8.33	1,758,354
December 2016	10.70	9.06	1,920,022
January 2017	10.54	9.48	1,183,495
February 2017	10.63	8.40	1,694,373
March 2017	13.30	8.30	4,850,578
April 2017	12.99	12.00	3,286,236
May 2017	13.61	12.24	3,666,208
June 2017	13.30	12.25	3,727,465
July 2017	14.15	12.41	8,158,641
August 2017 (through August 14, 2017)	14.15	13.98	3,113,574

Material Changes in the Affairs of the Company

To the knowledge of the directors and executive officers of the Company and except as publicly disclosed or otherwise described in this Information Circular, there are no plans or proposals for material changes in the affairs of the Company.

Dividend Policy

The Company’s dividend policy, which commenced in Fiscal 2016, was to pay a regular annual dividend of $0.40 per share in total to be paid semi-annually through an interim and final dividend. Shareholders are advised that in connection with the Transaction, the Company has suspended the declaration and payment of dividends on the Company’s Shares.

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INFORMATION CONCERNING THE PURCHASER

The Purchaser is an unlimited liability company formed under the laws of British Columbia on June 23, 2017 for the sole purpose of acquiring the Shares pursuant to the Arrangement. The Purchaser is indirectly 100% beneficially owned by the Roy Dennis Washington Trust. The Purchaser’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3. The Purchaser is an affiliated entity of Washington, privately held companies founded by industrialist and entrepreneur Dennis R. Washington active in the core industries of mining, rail and marine transportation, aviation, environmental remediation and restoration services, and heavy equipment sales and services. Washington’s companies are headquartered throughout Montana, the Pacific Northwest and western Canada and conduct business internationally.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to a Shareholder who is the beneficial owner of the Shares and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Purchaser, (ii) is not affiliated with the Company or the Purchaser, (iii) disposes of Shares under the Arrangement, and (iv) holds Shares as capital property (a “Holder”). Generally, the Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not address the tax consequences to holders of Company Options, DSUs, RSUs or PSUs. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and an understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not applicable to a Holder (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) who has acquired Shares on the exercise of an employee stock option; (iv) an interest in which is a “tax shelter investment” as defined in the Tax Act; (v) who reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency; or (vi) that has entered into or will enter into a “derivative forward agreement” as defined in the Tax Act in respect of the Shares. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including proceeds of disposition) must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

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Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a “Resident Holder”). Certain Resident Holders whose Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Shares and every other “Canadian Security” (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that included an announcement of the Government’s intention to amend the Tax Act to increase the amount of tax applicable to passive investment income earned through a private corporation. No specific amendments to the Tax Act were proposed in connection with this announcement. Holders that are private Canadian corporations should consult their own tax advisors.

Disposition of Shares under the Arrangement

Generally, a Resident Holder who disposes of Shares under the Arrangement, other than a Resident Dissenting Holder (as defined below), will realize a capital gain (or capital loss) equal to the amount by which the consideration received by the Resident Holder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder and any reasonable costs of disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains and interest income.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the potential application of alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who has validly exercised that Resident Holder’s Dissent Right (a “Resident Dissenting Holder”) will generally be entitled to receive from the Purchaser a payment of an amount equal to the fair value of such Holder’s Shares.

In general, a Resident Dissenting Holder will realize a capital gain (or capital loss) equal to the amount by which the consideration received in respect of the fair value of the Resident Dissenting Holder’s Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Shares and any reasonable costs of disposition. See “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement” above. Any interest awarded by a court to a Resident Dissenting Holder is required to be included in the Holder’s income for the purposes of the Tax Act.

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In general, the tax consequences as described above under “Holders Resident in Canada – Disposition of Shares under the Arrangement” should apply to a Resident Dissenting Holder who receives consideration other than the fair value of such Resident Dissenting Holder’s Shares.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, is not, and is not deemed to be, resident in Canada and does not use or hold Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank, as defined in the Tax Act.

Disposition of Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares under the Arrangement unless the Shares are “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Holder at the disposition time and are not “treaty protected property”.

In general, provided that the Shares are listed on a designated stock exchange (which currently includes the TSX) at the disposition time, such Shares will not be taxable Canadian property to a Non-Resident Holder unless, at any time during the 60 month period immediately preceding the disposition time, (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in such properties, whether or not such property exists.

Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Shares are considered to be taxable Canadian property of a Non-Resident Holder, the NonResident Holder may be exempt from tax under the Tax Act on any gain on the disposition of Shares if the Shares constitute “treaty protected property” (as defined in the Tax Act). Shares owned by a Non-Resident Holder will generally be treaty protected property if the gain from the disposition of such Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

In the event that the Shares constitute taxable Canadian property but not treaty protected property to a Non-Resident Holder, then the tax consequences described above under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement” will generally apply.

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A Non-Resident Holder whose shares may be “taxable Canadian property” should consult its own tax advisor, including with regard to any Canadian reporting requirement arising from the Arrangement.

Non-Resident Dissenting Holders

A Non-Resident Holder who has validly exercised that Non-Resident Holder’s Dissent Right (a “Non-Resident Dissenting Holder”) will generally be entitled to receive a payment of an amount equal to the fair value of the Non-Resident Dissenting Holder’s Shares and may realize a capital gain or capital loss in a manner similar to that discussed above under “Holders Resident in Canada – Dissenting Resident Holders”. As discussed above under “Holders Not Resident in Canada – Disposition of Shares under the Arrangement”, any resulting capital gain will only be subject to tax under the Tax Act if the Shares are taxable Canadian property to the Non-Resident Dissenting Holder and are not treaty-protected property of the Non-Resident Dissenting Holder at that time.

The amount of any interest awarded by a court to a Non-Resident Dissenting Holder will not be subject to Canadian withholding tax provided that such interest is not “participating debt interest” (as defined in the Tax Act).

In general, the tax consequences as described above under “Holders Not Resident In Canada – Disposition of Shares under the Arrangement” should apply to a Non-Resident Dissenting Holder who receives consideration other than the fair value of such Non-Resident Dissenting Holder’s Shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax considerations in respect of the Arrangement generally applicable to a U.S. Holder (as defined below) who disposes of Shares under the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the disposition of Shares. This summary applies only to U.S. Holders that hold Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the disposition of Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the disposition of its Shares.

This summary does not address the U.S. federal income tax consequences to holders of Company Options, DSUs, RSUs or PSUs. Such holders are urged to consult their own tax advisors.

No ruling from the U.S. Internal Revenue Service (the “IRS”) has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the disposition of Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions taken in this summary.

Scope of this Summary

This summary is based on the Code, U.S. Treasury regulations promulgated thereunder (whether final or temporary), U.S. judicial decisions and administrative pronouncements that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based are subject to varying interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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For purposes of this summary, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

This summary does not address the tax consequences of the disposition of Shares by holders of Shares other than U.S. Holders. Accordingly, such non-U.S. holders are urged to consult their own tax advisors regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences of the disposition of their Shares.

This summary does not address the U.S. federal income tax consequences of the disposition of Shares to U.S. Holders that are subject to special provisions under the Code, including, without limitation, the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are banks, financial institutions, insurance companies, real estate investment trusts, mutual funds, small business investment companies, S corporations or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that are residents of Canada for tax purposes or otherwise have a taxable connection therewith; (h) U.S. Holders that own (directly, indirectly, or by attribution) 5% or more, by voting power or value, of the outstanding shares of the Company; and (i) U.S. Holders that hold their Shares through a non-U.S. financial institution, custodial account or other arrangement. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, are urged to consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the disposition of Shares.

If an entity or arrangement that is treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences to such partnership or other “pass-through” entity and the partners of such partnership or owners of such other “pass-through” entity generally will depend on the activities of the partners or owners and the partnership or other “pass-through” entity and the status of such partners or owners. Entities that are treated as partnerships or other “pass-through” entities for U.S. federal income tax purposes and partners of such partnerships or owners of such other “pass-through” entities are urged to consult their tax advisor regarding the U.S. federal income tax consequences of the disposition of Shares.

This summary does not address any tax consequences to U.S. Holders of the disposition of Shares that may arise under any laws other than U.S. federal income tax laws, including tax consequences under U.S. state and local tax laws, U.S. federal estate and gift tax laws, U.S. alternative minimum tax laws, other U.S. non-income tax laws and non-U.S. tax laws. Each U.S. Holder is urged to consult its own tax advisor regarding the U.S. state and local tax, U.S. federal estate and gift, tax, U.S. alternative minimum tax, other U.S. non-income tax, non-U.S. tax, and other tax consequences of the disposition of Shares.

This discussion assumes that the Company is not a passive foreign investment company (a “PFIC”) and no U.S. Holder held Shares at any point while the Company may have been a PFIC, as discussed under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company.” See “Passive Foreign Investment Company”.

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U.S. Federal Income Tax Consequences of the Disposition of Shares

Subject to the discussion below under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss on the disposition of Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Shares disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Shares are held for more than one year. Gain or loss will be determined separately for separate blocks of Shares (Shares acquired at different times or prices). Gain or loss recognized by a U.S. Holder on the disposition of Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Certain non-corporate U.S. Holders are subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally includes any gain recognized upon a disposition of Shares. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax in

Passive Foreign Investment Company

If the Company were a PFIC in any taxable year during which a U.S. Holder owns Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. The Company generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which the Company owns, directly or indirectly, 25% or more (by value) of the equity. The Company does not believe it was classified as a PFIC for previous taxable years and does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether or not the Company is a PFIC is made on an annual basis and is based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status. If the Company were a PFIC in any year during which a U.S. Holder owns Shares, such U.S. Holder generally would be subject to increased tax liability and an interest charge on any gain realized from the disposition of Shares (regardless of whether the Company continued to be a PFIC). The PFIC rules are extremely complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules.

Information Reporting; Backup Withholding

In general, a U.S. Holder will be subject to information reporting and backup withholding currently at the rate of 28% with respect to proceeds received from the disposition of Shares, unless such U.S. Holder (i) is an exempt recipient and, when required, establishes this exemption or (ii) in the case of backup withholding, provides the U.S. Holder’s correct U.S. taxpayer identification number (“TIN”), certifies that the U.S. Holder is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder can satisfy these requirements by completing and submitting an IRS Form W-9. A U.S. Holder that does not provide the U.S. Holder’s correct TIN may be subject to penalties imposed by the IRS.

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Backup withholding is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is timely furnished to the IRS by filing a U.S. federal income tax return. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

RISK FACTORS

Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to completion of the Arrangement will be satisfied prior to the Outside Date, if at all. Failure to complete the Arrangement could negatively impact the share price of the Shares or otherwise adversely affect the business of the Company.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including the receipt of Shareholder approval, the Required Regulatory Approvals, receipt of the Final Order. In addition, the Arrangement Agreement contains a number of conditions for the benefit of the Purchaser including, compliance with covenants, absence of a legal action or proceeding that is reasonably likely to prohibit the consummation of the Arrangement, the Company having a minimum of cash balance and the absence of a Material Adverse Effect prior to the Effective Date. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Arrangement is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

Certain costs related to the Arrangement, such as legal and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. In addition, if the Arrangement Agreement is terminated by the Purchaser because the Company breaches its representations or covenants such that the closing conditions cannot be satisfied, the Company has agreed to pay an expense reimbursement of $15,000,000 to the Purchaser.

In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.

The Arrangement Agreement may be terminated in certain circumstances.

Each of the parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement will not be terminated by either party before the completion of the Arrangement. Failure to complete the Arrangement could negatively impact the trading price of the Shares or otherwise adversely affect the business of the Company.

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The Termination Payment provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, the Company is required to pay a Termination Fee of $43,900,000 in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of a Termination Fee Event. The Termination Fee may discourage other parties from attempting to acquire the Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “Summary of the Arrangement Agreement — Termination Fees”.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by Shareholders, receipt of all Required Regulatory Approvals, receipt of the Final Order and the Company having a minimum cash balance. A substantial delay in obtaining satisfactory approvals could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If (a) Shareholders choose not to approve the Arrangement, (b) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the closing conditions to the transaction and the Arrangement is not completed, (c) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or (d) any legal proceeding results in enjoining the transactions contemplated by the Arrangement, the Company could be subject to various adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and financial printing expenses.

Even if the Arrangement Agreement is terminated without payment of the Termination Fee, the Company may, in the future, be required to pay the Termination Fee in certain circumstances.

Under the Arrangement Agreement, the Company may be required to pay the Termination Fee to the Purchaser at a date subsequent to the termination of the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances and (i) prior to the Meeting, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, its Affiliates or any Person acting jointly or in concert with any of the foregoing), and (ii) within 365 days following the date of such termination, the Company (A) enters into an agreement with respect to the Acquisition Proposal which is ultimately consummated or (B) consummates an Acquisition Proposal. For the purposes of the foregoing, the term “Acquisition Proposal” has the meaning assigned to such term in Appendix “A” to this Information circular, except that references to “20% or more” are deemed to be references to “50% or more”.

While the Arrangement is pending, the Company is restricted from taking certain actions.

The Arrangement Agreement restricts the Company from taking certain specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of the Company’s management.

The pendency of the Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company, which could result in a Material Adverse Effect.

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The Company’s directors and officers may have interests in the Arrangement that are different from those of Shareholders.

In considering the recommendation of the Special Committee and the Board to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain members of the Board and officers of the Company may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders, generally. See “The Arrangement — Interests of Certain Persons in the Arrangement”.

The Consideration to be received by Shareholders may be affected by foreign currency exchange rates.

The Consideration to be received by Shareholders is paid in U.S. dollars. If the value of the Canadian dollar relative to the U.S. dollar on the two Business Days immediately before the Effective Date has appreciated as compared to such relative value on July 15, 2017, Shareholders who elect to convert their Consideration to Canadian dollars will receive less per Share than they otherwise would have received on July 15, 2017.

Shareholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

Risk Factors Related to the Business of the Company

Whether or not the Arrangement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Information Circular) applicable to the Company is contained under the heading “Risk Factors” in the Annual Information Form and in the Company’s other filings with Securities Authorities.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, the Company is not aware of any director, executive officer or any person who, to the knowledge of the directors or officers of the Company, beneficially owns or controls or exercises discretion over shares carrying more than 10% of the votes attached to the Shares, or any associate or affiliate of any of the foregoing, having any material interest, direct or indirect, in any transaction or proposed transaction since February 1, 2016, which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDITORS

KPMG LLP are the auditors of the Company and are independent of the Company within the meanings of the Rules of Professional Conduct of the Institute of Chartered Accounts of Ontario.

OTHER INFORMATION AND MATTERS

There is no information or matter not disclosed in this Information Circular but known to the Company that would be reasonably expected to affect the decision of Shareholders to vote for or against the Arrangement Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.ddcorp.ca. Information on the Company’s website is not incorporated by reference in this Information Circular. Financial information is contained in the Company’s comparative financial statements and Management’s Discussion and Analysis for the year ended January 31, 2017.

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In addition, copies of the Annual Information Form, financial statements, including the most recently available interim financial statements, as applicable, and Management’s Discussion and Analysis as well as this Information Circular, all as filed on SEDAR and EDGAR, may be obtained without charge upon request to the Corporate Secretary at its principal place of business at 606 4th Street SW, Suite 900, Calgary, Alberta, Canada, T2P 1T1. The Company may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

DIRECTORS’ APPROVAL

The undersigned Chairman of the Board certifies that the contents and sending of this Information have been approved by the Board of the Company.

James Gowans
Chairman of the Board
August 15, 2017

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CONSENT OF TD SECURITIES

August 15, 2017

Dominion Diamond Corporation
606 4th Street SW, Suite 900
Calgary, Alberta, Canada 2TP 1T1

To:	The Board of Dominion Diamond Corporation (the “Company”)

We refer to the information circular (the “Information Circular”) of the Company dated August 15, 2017 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving the Company and Northwest Acquisitions ULC. We consent to the inclusion in the Information Circular of our fairness opinion dated July 15, 2017 and references to our firm name and our fairness opinion in the Information Circular under the headings “Questions and Answers”; “Summary — Fairness Opinions”; “The Arrangement — Background to the Arrangement”; “The Arrangement — Reasons for the Arrangement”; and “The Arrangement — Fairness Opinions — TD Securities Fairness Opinion”. Our fairness opinion was given as of July 15, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion.

Sincerely,

(Signed) “TD Securities Inc.”
TD Securities Inc.

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CONSENT OF MORGAN STANLEY

August 15, 2017

Dominion Diamond Corporation
606 4th Street SW, Suite 900
Calgary, Alberta, Canada 2TP 1T1

To:	The Board of Dominion Diamond Corporation (the “Company”)

We refer to the information circular (the “Information Circular”) of the Company dated August 15, 2017 relating to the special meeting of shareholders of the Company to approve an arrangement under the Canada Business Corporations Act involving the Company and Northwest Acquisitions ULC. We consent to the inclusion in the Information Circular of our fairness opinion dated July 15, 2017 and references to our firm name and our fairness opinion in the Information Circular under the headings “Questions and Answers”; “Summary — Fairness Opinions”; “The Arrangement — Background to the Arrangement”; “The Arrangement — Reasons for the Arrangement”; and “The Arrangement — Fairness Opinions — Morgan Stanley Fairness Opinion”. Our fairness opinion was given as of July 15, 2017 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion.

Sincerely,

(Signed) “Morgan Stanley Canada Limited”
Morgan Stanley Canada Limited

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APPENDIX “A“
GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Information Circular.

“Acquisition Proposal” means any offer or proposal, written or oral, from any Person or group of Persons (other than the Purchaser or its Representatives) received by the Company or any of its Subsidiaries after the date of the Arrangement Agreement relating to: (1) any direct or indirect sale or disposition (or any lease, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of related transactions of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries; (2) any direct or indirect share purchase, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of the aggregate voting power of the Company; or (3) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction involving the Company pursuant to which such Person or group of Persons (or the equityholders of any Person) would acquire, directly or indirectly, (a) assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or (b) 20% or more of the aggregate voting power of the Company or of the surviving entity in any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, excluding the Transactions and any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries.

“Adjustment Factor” means one.

“Affiliate” has the meaning ascribed thereto in the CBCA.

“allowable capital loss” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement”.

“Alternative Acquisition Agreement” has the meaning ascribed to it under “Summary of the Arrangement Agreement—Covenants—Right to Match”.

“Annual Information Form” means the annual information form of the Company dated April 12, 2017 in respect of the Company’s financial year ended January 31, 2017.

“Application for Review” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Required Regulatory Approvals — Investment Canada Act Approval”.

“ARC” means an advance ruling certificate.

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of July 15, 2017 among the Company and the Purchaser (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with the terms thereof, a copy of which is attached as Appendix “C” to this Information Circular.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, attached as Appendix ”B” to this Information Circular.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Beneficial Shareholder” means a non-registered, beneficial holder of Shares whose Shares are held through an Intermediary.

“Blakes” means Blake, Cassels & Graydon LLP.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” means a statement that the Board has determined unanimously that the Arrangement is in the best interests of the Company and recommends that Shareholders vote in favour of the Arrangement Resolution.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta, Yellowknife, Northwest Territories or New York, New York.

“Canadian Dollar Equivalent of the Consideration” means the amount that is the Canadian dollar equivalent of the Consideration on the basis of the United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

“Cash Shortfall” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants—Certain Other Covenants”.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination of the Arrangement Agreement”.

“Closing” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Closing Date”.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his or her designee.

“Company” or “Dominion” means Dominion Diamond Corporation.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licenses, waivers or consents (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Options” means, as of any date, options to purchase Shares issued pursuant to the Stock Option Plan and outstanding as of such date.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, in respect of the Transactions, either: (1) the receipt of an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transactions; or (2) both of (a) the expiry, waiver or termination of any applicable waiting periods under Part IX of the Competition Act and (b) the Purchaser shall have received a No Action Letter.

“Compliant” means, with respect to the Required Financial Information, that the financial statements included in such Required Financial Information: (a) present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, earnings, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (subject in the case of unaudited financial statements to normal, year-end audit adjustments); (b) satisfy the 90 calendar day and 45 calendar day requirements with respect to the audited and unaudited financial statements, respectively, included in the Required Financial Information; (c) would not be deemed stale or otherwise unusable under customary practices for Rule 144A for life offerings, and remain so on each day of the Marketing Period; (d) are sufficient to permit the Company’s independent accountants to deliver customary comfort letters to the Debt Financing Sources at both pricing and settlement of the Debt Financing, including as to customary negative assurances and change period (assuming that pricing occurs no later than the end of the fifteen (15) consecutive Business Day period comprising the Marketing Period and the settlement occurs no later than three Business Days later); and (e) in the case of audited financial statements, such audited financial statements have an audit opinion from such independent accountants (without any qualification, adverse statement or non-customary disclaimer) that has not been withdrawn or otherwise modified, and such independent accountants have not objected to the use of such audit opinion.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 28, 2017, between the Company and Washington Corporations.

“Consideration” means US$14.25 in cash per Share.

“Contemplated Reorganization Transaction” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants — Cooperation Regarding Reorganization”.

“Contract” means any agreement, commitment, engagement, contract, licence, lease, note, bond, mortgage, obligation or undertaking (written or oral) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“DDEC” means Dominion Diamond Ekati Corporation, a corporation amalgamated pursuant to the laws of Canada, and its successors and permitted assigns.

“DDDLP” means Dominion Diamond Diavik Limited Partnership, a limited partnership established pursuant to the laws of the Northwest Territories, and its successors and permitted assigns.

“DDMI” means Diavik Diamond Mines (2012) Inc., a company incorporated under the laws of Canada, and its successors and permitted assigns.

“Debt Commitment Letter” means the executed debt commitment letter from the Debt Financing Sources party thereto to the Purchaser, dated July 15, 2017, as amended, supplemented or replaced in compliance with the Arrangement Agreement.

“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter (including any debt securities issued in lieu of the bridge facility committed to be provided under the Debt Commitment Letter).

“Debt Financing Sources” means the Persons that have committed to provide or arrange, or have otherwise entered into agreements in connection with, all or any part of the Debt Financing or alternative debt financings (including any debt securities issued in lieu of any Debt Financing) in connection with the Transactions, including the parties to any joinder agreements, notes or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Demand for Payment” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Depositary” means AST Trust Company (Canada) (formerly known as CST Trust Company) or such other Person as the Company and the Purchaser agree in writing to appoint to act as depositary and paying agent in relation to the Arrangement.

“Depositary Agreement” means the depositary agreement to be entered into by the Company, Purchaser and the Depositary.

“Diavik Diamond Mine” means the diamond mine located approximately 300 kilometres from Yellowknife in the Northwest Territories, Canada, and known as the “Diavik Diamond Mine.”

“Diavik Joint Venture Agreement” means the joint venture agreement dated March 23, 1995 between DDDLP and DDMI originally entered into between Aber Resources Limited and Kennecott Canada Inc. as of March 23, 1995, as amended from time to time, with the current parties thereto being DDDLP and DDMI.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Director of Investments” means the Director of Investments appointed under Section 6 of the Investment Canada Act.

“Dissent Notice” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Dissent Rights” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Dissenting Shareholder” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Dissenting Shares” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“DSU Plan” means the Company’s Deferred Share Unit Plan adopted with effect from April 5, 2004 (as amended on September 1, 2010 and July 19, 2013).

“DSUs” means, as of any date, deferred share units as of such date issued under the DSU Plan and outstanding as of such date.

“EDGAR” means Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Equity Commitment Letter” means an equity commitment letter dated July 15, 2017 made by the Equity Financing Source in favour of the Purchaser.

“Equity Financing” means the financing contemplated by the Equity Commitment Letter.

“Equity Financing Source” means Washington Liquid Investments LLC.

“Ekati Core Zone Joint Venture Agreement” means the joint venture agreement titled ‘Northwest Territories Diamonds Joint Venture Agreement – Core Zone Property’ dated April 17, 1997 originally entered into among BHP Diamonds Inc., Dia Met Minerals Ltd., Charles E. Fipke and Dr. Stewart L. Blusson, as amended from time to time, with the current parties thereto being, among others, DDEC and Nor-West Rotors Ltd.

“Ekati Diamond Mine” means the diamond mine located approximately 310 kilometres from Yellowknife in the Northwest Territories, Canada, and known as the “Ekati Diamond Mine.”

“Fairness Opinions” means, together, the TD Securities Fairness Opinion and the Morgan Stanley Fairness Opinion, as described in greater detail under “The Arrangement — Fairness Opinions”.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means, together, TD Securities Inc. and Morgan Stanley Canada Limited.

“Governmental Entity” means (1) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority, department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (2) any subdivision or authority of any of the above, (3) any quasi-governmental, administrative or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (4) any stock exchange or other self-regulatory organization.

“Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“ICA Approval” means either (1) receipt by the Purchaser of a notice from the responsible Minister under the Investment Canada Act that the Minister is satisfied that the Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act or (2) the time period provided for such notice under the Investment Canada Act shall have expired such that the responsible Minister under the Investment Canada Act shall be deemed pursuant to the Investment Canada Act to have been satisfied that the Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards as applied by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“Indemnified Person” has the meaning ascribed to it under “Summary of the Arrangement Agreement – Covenants – Covenants Regarding Insurance and Indemnification”.

“Information Circular” means this notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits hereto and enclosures herewith, as amended, supplemented or otherwise modified from time to time.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intermediary” means an intermediary with which a Beneficial Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESPs (collectively as defined in the Tax Act) and similar plans, and their nominees.

“Investment Canada Act” means the Investment Canada Act (Canada).

“IRS”means the U.S. Internal Revenue Service.

“Joint Venture Agreements” means, collectively, the Diavik Joint Venture Agreement and the Ekati Core Zone Joint Venture Agreement and “Joint Venture Agreement” means any one of them as applicable.

“Joint Ventures” means, collectively, the joint ventures established pursuant to the Joint Venture Agreements and “Joint Venture” means any one of them as applicable.

“Kingsdale” means Kingsdale Advisors.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, lien (statutory or otherwise), title retention agreement, reservation, right of occupation, right-of-way or any other encumbrance or charge or title defect of any nature whatsoever, in each case, whether contingent or absolute and whether or not registered or registrable and any agreement, option, right or privilege capable of becoming any of the foregoing.

“Loan Amount” means an amount of cash on hand of the Company as determined in accordance with Section 4.6(4) of the Arrangement Agreement, to be lent to the Purchaser by the Company and deposited with the Depositary by the Company in accordance with Section 2.3(f) of the Plan of Arrangement and at the time provided for in Section 2.8 of the Arrangement Agreement provided that the Company after advancing such loan shall have, at a minimum, sufficient cash on hand to satisfy the payment of all amounts in respect of Company Options, DSUs, RSUs and PSUs pursuant to Section 2.3(a) to Section 2.3(d) of the Plan of Arrangement.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (a) commencing immediately following the date on which the Purchaser shall have received the Required Financial Information, and (b) during which such Required Financial Information is and at all times remains Compliant (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until such Required Financial Information is Compliant) and (c) during which the Marketing Period Conditions have been satisfied or are capable of being satisfied as if each such day of the Marketing Period was the Effective Date; provided, that (x) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the full amount of the Debt Financing is consummated on such earlier date and (y) the Marketing Period shall commence no earlier than the earlier of (i) the date that is 120 days after the date hereof and (ii) the date the condition set forth in Section 6.1(4) has been satisfied; provided, further, that (i) in calculating the Marketing Period, none of November 22, 2017, November 23, 2017, or November 24, 2017, shall constitute Business Days for such purpose and (ii) if the Marketing Period has not ended prior to August 21, 2017, then it will not commence until on or after September 5, 2017, and if the Marketing Period has not ended prior to December 18, 2017, then it will not commence until on or after January 2, 2018. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during or on the first or last day of such fifteen (15) Business Day period, (A) the accounting firm that audited the financial statements contained in the Required Financial Information shall have objected to the use of, shall have withdrawn, or shall otherwise have adversely modified any audit opinion contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until a new audit opinion (without any qualification, adverse statement or non-customary disclaimer) is issued with respect to such financial statements by such accounting firm or another independent accounting firm of recognized national standing in both the United States and Canada or (B) the Company shall have publicly announced an intent to, or determines to, restate any of the financial statements forming part of the Required Financial Information, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the applicable financial statements have been amended and delivered to the Purchaser and are Compliant or the Company has announced that it has concluded, or it has determined, that no restatement shall be required in accordance with IFRS. If the Company shall in good faith reasonably believe it has provided the Required Financial Information and the other criteria applicable to the “Marketing Period” set out in this definition, it may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless the Purchaser in good faith reasonably believes the Company has not completed delivery of the Required Financial Information and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Purchaser reasonably believes the Company has not delivered).

“Matching Period” has the meaning ascribed to it under “Summary of the Arrangement Agreement – Covenants – Covenants Relating to Non-Solicitation”.

“Material Adverse Effect” means any fact or state of facts, change, event, occurrence, effect or circumstance (each, an “Effect”):

1.

that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company, its Subsidiaries and the Joint Ventures, taken as a whole, except no Effect, directly or indirectly, arising out of, resulting from or attributable to the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

a)	conditions generally affecting the mining industry or the diamond mining industry;

b)

political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

c)	any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

d)	any adoption, proposal, implementation or change in Law;

e)	any change in applicable generally accepted accounting principles, including IFRS;

f)	epidemics, pandemics, earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

g)	diamond prices;

h)

any action taken (or omitted to be taken) by the Company or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is requested or consented to by the Purchaser in writing, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by the Arrangement Agreement;

i)

the failure of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including production, revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such causes are not otherwise excluded from the definition of Material Adverse Effect);

j)

the execution, announcement or pendency of the Arrangement Agreement or consummation of the Transactions, the Debt Financing or any Contemplated Reorganization Transaction, including (i) any steps taken pursuant to Section 4.4, Section 4.6 or Section 4.12 or arising as a result of the Debt Financing or any Contemplated Reorganization Transaction, and (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries or Joint Ventures with any of its current or prospective employees, lenders, suppliers, insurers or sureties;

k)

any change in (i) the credit rating of the Company or its Subsidiaries or (ii) the market price or trading volume of any securities of the Company or its Subsidiaries (it being understood that the causes underlying such change in credit rating, market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such causes are not otherwise excluded from the definition of Material Adverse Effect); or

l)	the any breach of the Arrangement Agreement by the Purchaser;

provided, however, (a) if an Effect referred to in clauses (a) through to and including (f) above, materially and disproportionately adversely effects the Company and its Subsidiaries, taken as a whole, relative to other comparable companies operating in the diamond mining industry, such Effect may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, but only to the extent of the disproportionate Effect; and (b) references in certain Sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred; or

2.

materially impairs, or would reasonably be expected to materially impair, the Company’s ability to perform its obligations under the Arrangement Agreement or to consummate the Transactions by the Outside Date.

“Meeting” means the special meeting of Shareholders to be held on September 19, 2017, and any adjournment or postponement of such special meeting in accordance with the By-Laws of the Company, Law and the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in this Information Circular and agreed to in writing by the Purchaser, acting reasonably.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Minimum Cash Balance” means an amount equal to no less than $150,000,000 if the Closing is on or before November 30, 2017 and $200,000,000 thereafter, in each case, disregarding the effect of the deposit of the Loan Amount with the Depositary to be held in escrow in order to complete the step described in Section 2.3(f) of the Plan of Arrangement, or amounts required to be paid by the Company under the Plan of Arrangement.

“Minister” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Required Regulatory Approvals – Investment Canada Act Approval”.

“Morgan Stanley” means Morgan Stanley Canada Limited.

“Morgan Stanley Fairness Opinion” means the written fairness opinion of Morgan Stanley dated July 15, 2017, as copy of which is attached as Appendix “F” to this Information Circular.

“Named Executive Officer” has the meaning ascribed to it under “The Arrangement – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits and Special Awards for Certain Officers”.

“NAV” has the meaning ascribed to it under “The Arrangement – Fairness Opinions — Morgan Stanley Fairness Opinion — Summary of Financial Analyses”.

“net benefit ruling” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Required Regulatory Approvals — Investment Canada Act Approval”.

“No-Action Letter” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Required Regulatory Approvals — Competition Act Approval”.

“Non-Resident Dissenting Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Non-Resident Dissenting Holders”.

“Non-Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”.

“Notice of Meeting” means the notice of special meeting of Shareholders which accompanies this Information Circular.

“Notifiable Transaction” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Required Regulatory Approvals – Competition Act Approval”.

“Notification” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Required Regulatory Approvals — Competition Act Approval”.

“NYSE” means the New York Stock Exchange.

“Offer to Pay” has the meaning ascribed to it under “Dissent Rights of Shareholders”.

“Order” means any Law (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by a Governmental Entity of competent jurisdiction that is in effect and restrains, enjoins or otherwise prohibits the Arrangement.

“Ordinary Course” means, with respect to the Company or any of its Subsidiaries, any action that is consistent in nature and scope with the past practices of the Company or such Subsidiary, as applicable, and is taken in the ordinary course of the business of the Company or such Subsidiary, as applicable.

“Outside Date” means February 10, 2018 (i.e. the date that is two hundred and ten days after the date of the Arrangement Agreement), or such later date as may be agreed to in writing by the Parties; provided, that the Company or the Purchaser may extend the Outside Date for up to an additional 30 calendar days on up to two occasions in total if: (a) the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity; or (b) the condition in Section 6.2(3) has not been satisfied or waived, in either case by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than three calendar days prior to the original Outside Date (and any subsequent Outside Date); provided, further, neither the Company nor the Purchaser shall be permitted to extend the Outside Date as a result of the Required Regulatory Approvals having not been obtained if the failure to obtain any of the Required Regulatory Approvals is a result of such Party’s failure to comply with its covenants herein.

“Parties” means, together, the Company and the Purchaser, and “Party” means either one of them.

“Paul, Weiss” Paul, Weiss, Rifkind, Wharton & Garrison LLP.

“Person” means any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“PFIC” means a passive foreign investment company.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Appendix “D ” to this Information Circular, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“P/NAV” has the meaning ascribed to it under “The Arrangement — Fairness Opinions - Morgan Stanley Fairness Opinion — Summary of Financial Analysis”.

“Presentation Date” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Court Approval”.

“Proposed Amendments” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations”.

“PSU Plan” means the Company’s 2016 Performance and Restricted Share Unit Plan adopted with effect from April 12, 2016.

“PSUs” means, as of any date, performance share units issued under the PSU Plan and outstanding as of such date.

“Purchaser” means Northwest Acquisition ULC, an unlimited liability company incorporated under the laws of British Columbia.

“Purchaser Breach Termination” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination of the Arrangement Agreement”.

“Purchaser Funding Failure Termination” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination of the Arrangement Agreement”.

“Purchaser Termination Fee” means $70,200,000.

“Purchaser Termination Fee Event” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Fees”.

“Record Date” means the close of business on July 31, 2017.

“Registered Shareholder” means a registered holder of Shares as recorded in the registers maintained by the Transfer Agent.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement and includes the Required Regulatory Approvals.

“Regulatory Termination Fee” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Fees”.

“Regulatory Termination Fee Event means $15,000,000.

“Representatives” means, when used with respect to any Person, such Person’s (and such Person’s Affiliates), directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents, other representatives and Affiliates.

“Required Financial Information” means (1) the audited consolidated balance sheets of the Company and its Subsidiaries as at the end of, and related consolidated statements of income (loss), comprehensive (loss) income, cash flows and changes in equity of the Company and its Subsidiaries for, the three most recently completed fiscal years ended at least 90 days prior to the last day of the Marketing Period and (2) an unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related unaudited consolidated statements of income (loss), comprehensive (loss) income and cash flows of the Company and its Subsidiaries for, each subsequent fiscal quarter and each comparable quarter in the prior fiscal year (other than the fourth fiscal quarter of any fiscal year) of the Company and its consolidated Subsidiaries subsequent to the last fiscal year for which financial statements were delivered pursuant to the preceding clause (1) and ended at least 45 days prior to the last day of the Marketing Period (in the case of this clause (2), without notes), in each case of clause (1) and clause (2), prepared in accordance with IFRS (subject in the case of unaudited financial statements to normal, year-end audit adjustments); provided, however, the Purchaser hereby acknowledges (x) receipt of the financial statements referred to in clause (1) above in respect of the fiscal years ended January 31, 2017, January 31, 2016, and January 31, 2015, and the financial statements referred to in clause (2) above in respect of the fiscal quarter ended April 30, 2017, and (y) that the filing of any required financial statements on SEDAR within the specified time periods by the Company will satisfy the requirements of clauses (1) and (2) of this definition.

“Required Regulatory Approvals” means Competition Act approval and ICA approval.

“Required Shareholder Approval” has the meaning ascribed to it under “Certain Legal and Regulatory Matters – Required Shareholder Approval”.

“Resident Dissenting Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada —Dissenting Resident Holders”.

“Resident Holder” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations —Holders Resident in Canada”.

“Reviewable Transaction” has the meaning ascribed to it under “Certain Legal and Regulatory Matters — Required Regulatory Approvals — Investment Canada Act Approval”.

“RSU Plan” means the Company’s Amended and Restated 2010 Restricted Share Unit Plan adopted with effect from July 19, 2013.

“RSUs” means, as of any date, restricted share units issued under the RSU Plan or the PSU Plan, as applicable, and outstanding as of such date.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Security Authority” means the SEC, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“SEDI” means the System for Electronic Disclosure by Insiders.

“Shares” means, as of any date, common shares in the capital of the Company issued and outstanding as of such date.

“Shareholders” means, as the context requires, either or both of the registered and beneficial holders of the Shares, and “Shareholder” means any one of them.

“Special Committee” means the special committee of the Board comprised entirely of independent directors.

“Stikeman” means Stikeman Elliott LLP.

“Stock Option Plan” means the Company’s Stock Option Plan adopted as of June 12, 2000, as amended.

“Strategic Combination” has the meaning ascribed to it under “The Arrangement – Background to the Arrangement”.

“Subsidiary” means, with respect to any Person, any other Person controlled by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal from an arm’s length Person or Persons other than the Purchaser or any Affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser: (1) to acquire all of the outstanding Shares or all or substantially all of the assets of the Company on a consolidated basis; (2) that did not result from or involve a breach, in any material respect, of Article 5 of the Arrangement Agreement by the Company; (3) in respect of which the Board (or a committee thereof) determines, in its good faith judgment, after consultation with its financial advisor(s) and outside legal counsel, that it is reasonably capable of being completed without undue delay (taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal); (4) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or a committee thereof), in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisor(s), that any financing required to complete such Acquisition Proposal is either available or committed and subject to conditions that are reasonably likely to be satisfied; (5) that is not subject to any due diligence or access condition; and (6) in respect of which the Board (or a committee thereof) determines, in its good faith judgment, after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms and without assuming away the risk of non-completion or delay, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (taking into account any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) of the Arrangement Agreement).

“Superior Proposal Notice” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Covenants – Right to Match”.

“taxable capital gain” has the meaning ascribed to it under “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Shares under the Arrangement”.

“Tax Act” means the Income Tax Act (Canada) and the regulations therein.

“Taxes” means (1) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (2) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (1) above or this clause (2); (3) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (4) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“TD Securities” means TD Securities Inc.

“TD Securities Fairness Opinion” means the written fairness opinion of TD Securities dated July 15, 2017, as copy of which is attached as Appendix “E” to this Information Circular.

“Termination Fee” means $43,900,000.

“Termination Fee Event” has the meaning ascribed to it under “Summary of the Arrangement Agreement — Termination Fees”.

“TIN” means tax identification number.

“Transactions” means the transactions contemplated by the Arrangement Agreement, including the Arrangement but excluding the Contemplated Reorganization Transactions and the Debt Financing.

“Transfer Agent” means AST Trust Company (Canada) (formerly known as CST Trust Company).

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Holder” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations – Scope of this Summary”.

“U.S. Securityholder” has the meaning ascribed to it under “Notice to Shareholders Not Resident in Canada”.

“Washington” means The Washington Companies.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant in the Arrangement Agreement, a deliberate action or omission (including a failure to cure circumstances) that is or would reasonably be expected to result in a material breach of such representation, warranty, agreement or covenant, it being understood that such term shall include, in any event, the failure to consummate the Closing when required to do so by the Arrangement Agreement.

APPENDIX “B”
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act(the “CBCA”) of Dominion Diamond Corporation (the “Company”), pursuant to the Arrangement Agreement, dated July 15, 2017 (the “Arrangement Agreement”), between the Company and Northwest Acquisitions ULC, all as more particularly described and set forth in the management information circular of the Company dated August 15, 2017 (the “Circular”), accompany the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix “D” to the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and transactions contemplated thereby, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the Company to perform its obligations thereunder, are hereby ratified and approved.

4.

The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Company: (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B - 1

APPENDIX “C“
ARRANGEMENT AGREEMENT

See attached.

EXECUTION VERSION

ARRANGEMENT AGREEMENT

by and between

NORTHWEST ACQUISITIONS ULC

and

DOMINION DIAMOND CORPORATION

Dated as of July 15, 2017

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms	1
Section 1.2	Certain Rules of Interpretation	20

ARTICLE 2
THE ARRANGEMENT

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company	27
Section 3.2	Representations and Warranties of the Purchaser	45

ARTICLE 4
COVENANTS

i

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

ARTICLE 6
CONDITIONS

ARTICLE 7
TERMINATION

Section 7.1	Termination	79
Section 7.2	Effect of Termination	81
Section 7.3	Termination Fees	81

ARTICLE 8
GENERAL PROVISIONS

ii

SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION

iii

ARRANGEMENT AGREEMENT

This ARRANGEMENT AGREEMENT, dated as of July 15, 2017 (this “Agreement”), by and between Northwest Acquisitions ULC, an unlimited liability company formed under the laws of British Columbia (the “Purchaser”), and Dominion Diamond Corporation, a corporation existing under the laws of Canada (the “Company”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Purchaser and the Company hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Aboriginal Agreements” has the meaning ascribed thereto in Section 3.1(1)(z).

“Aboriginal Claims” means any and all claims (whether or not proven) by any Person to or in respect of: (1) rights, title or interests of any Aboriginal Group by virtue of its status as an Aboriginal Group; (2) treaty rights; (3) Métis rights, title or interests; or (4) specific or comprehensive claims being considered by the Government of Canada; and includes any alleged or proven failure of the Crown to have satisfied, prior to the date hereof, any of its duties to any claimant of any of the foregoing.

“Aboriginal Group” means any Indian band, first nation, Métis community, Inuit group or aboriginal group, tribal council, band council or other aboriginal organization in Canada.

“Acquisition Proposal” means any offer or proposal, written or oral, from any Person or group of Persons (other than the Purchaser or its Representatives) received by the Company or any of its Subsidiaries after the date of this Agreement relating to: (1) any direct or indirect sale or disposition (or any lease, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of related transactions of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries; (2) any direct or indirect share purchase, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of the aggregate voting power of the Company; or (3) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction involving the Company pursuant to which such Person or group of Persons (or the equityholders of any Person) would acquire, directly or indirectly, (a) assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or (b) 20% or more of the aggregate voting power of the Company or of the surviving entity in any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, excluding the Transactions and any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries.

“Affiliate” has the meaning ascribed thereto in the CBCA.

“Agreement” has the meaning ascribed thereto in the preamble hereto.

“Alternative Acquisition Agreement” has the meaning ascribed thereto in Section 5.4(1).

“Applicable Anti-Corruption Laws” has the meaning ascribed thereto in Section 4.2(2)(e).

“Applicable Courts” has the meaning ascribed thereto in Section 8.12(2).

“Application for Review” has the meaning ascribed thereto in Section 4.4(1)(a)(ii).

“Archon Royalty Agreement” means the gross production royalty agreement dated as of June 5, 2017 among DDEC, Archon Minerals Ltd., and 1012987 B.C. Ltd. in respect of a royalty interest in the Ekati Buffer Zone.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence, registration, qualification, certification or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Bump Transactions” has the meaning ascribed thereto in Section 4.6(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta, Yellowknife, Northwest Territories or New York, New York.

“Cash Shortfall” has the meaning ascribed thereto in Section 4.13(2).

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.1(1)(d)(ii).

“Closing” has the meaning ascribed thereto in Section 2.7(2).

“Collective Agreements” means all collective bargaining agreements or union agreements applicable to the Company or any of its Subsidiaries and all related letters, memoranda of understanding or other written communication with bargaining agents for any Company Employees applicable to the Company or any of its Subsidiaries which impose obligations upon the Company or any of its Subsidiaries.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his or her designee.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licences, waivers or consents (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR or EDGAR since February 1, 2015.

“Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means, as of any date, options to purchase Shares issued pursuant to the Stock Option Plan and outstanding as of such date.

“Company Related Parties” has the meaning ascribed thereto in Section 4.12(4).

“Company’s Constating Documents” means the articles of amalgamation and by-laws of the Company and all amendments to such articles or by-laws.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, in respect of the Transactions, either: (1) the receipt of an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transactions; or (2) both of (a) the expiry, waiver or termination of any applicable waiting periods under Part IX of the Competition Act and (b) the Purchaser shall have received a No Action Letter.

“Competition Brief” has the meaning ascribed thereto in Section 4.4(1)(a)(i).

“Compliant” means, with respect to the Required Financial Information, that the financial statements included in such Required Financial Information: (a) present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, earnings, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (subject in the case of unaudited financial statements to normal, year-end audit adjustments); (b) satisfy the 90 calendar day and 45 calendar day requirements with respect to the audited and unaudited financial statements, respectively, included in the Required Financial Information; (c) would not be deemed stale or otherwise unusable under customary practices for Rule 144A for life offerings, and remain so on each day of the Marketing Period; (d) are sufficient to permit the Company’s independent accountants to deliver customary comfort letters to the Debt Financing Sources at both pricing and settlement of the Debt Financing, including as to customary negative assurances and change period (assuming that pricing occurs no later than the end of the fifteen (15) consecutive Business Day period comprising the Marketing Period and the settlement occurs no later than three (3) Business Days later); and (e) in the case of audited financial statements, such audited financial statements have an audit opinion from such independent accountants (without any qualification, adverse statement or non-customary disclaimer) that has not been withdrawn or otherwise modified, and such independent accountants have not objected to the use of such audit opinion.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 28, 2017, between the Company and Washington Corporations.

“Consideration” means $14.25 in cash per Share.

“Contemplated Reorganization Transaction” has the meaning ascribed thereto in Section 4.6(1).

“Contract” means any agreement, commitment, engagement, contract, licence, lease, note, bond, mortgage, obligation or undertaking (written or oral) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“control” has the meanings ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Data Room” means the material contained in the virtual data room established by the Company as at 5:00 p.m. on July 14, 2017.

“DDDLP” means Dominion Diamond Diavik Limited Partnership, a limited partnership established pursuant to the laws of the Northwest Territories, and its successors and permitted assigns.

“DDEC” means Dominion Diamond Ekati Corporation, a corporation amalgamated pursuant to the laws of Canada, and its successors and permitted assigns.

“DDMI” means Diavik Diamond Mines (2012) Inc., a company incorporated under the laws of Canada, and its successors and permitted assigns.

“Debt Commitment Letter” means the executed debt commitment letter from the Debt Financing Sources party thereto to the Purchaser, dated July 15, 2017, as amended, supplemented or replaced in compliance with this Agreement.

“Debt Fee Letter” means the executed debt fee letter from the Debt Financing Sources party thereto to the Purchaser, dated the date hereof, as amended, supplemented or replaced in compliance with this Agreement.

“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter (including any debt securities issued in lieu of the bridge facility committed to be provided under the Debt Commitment Letter).

“Debt Financing Sources” means the Persons that have committed to provide or arrange, or have otherwise entered into agreements in connection with, all or any part of the Debt Financing or alternative debt financings (including any debt securities issued in lieu of any Debt Financing) in connection with the Transactions, including the parties to any joinder agreements, notes or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and the Purchaser agree in writing to appoint to act as depositary and paying agent in relation to the Arrangement.

“Diavik Diamond Mine” means the diamond mine located approximately 300 kilometres from Yellowknife in the Northwest Territories, Canada, and known as the “Diavik Diamond Mine.”

“Diavik Joint Venture” means the unincorporated joint venture arrangement established pursuant to the Diavik Joint Venture Agreement in relation to the Diavik Diamond Mine.

“Diavik Joint Venture Agreement” means the joint venture agreement dated March 23, 1995 between DDDLP and DDMI originally entered into between Aber Resources Limited and Kennecott Canada Inc. as of March 23, 1995, as amended from time to time, with the current parties thereto being DDDLP and DDMI.

“Diavik Joint Venture Interest” means an undivided 40% beneficial interest in the assets (including property and products derived therefrom) of the Diavik Joint Venture held by the manager of the Diavik Joint Venture for the benefit of the parties to the Diavik Joint Venture Agreement.

“Diavik Leases” means the mining leases constituting the Diavik Diamond Mine and subject to the Diavik Joint Venture Agreement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Director of Investments” means the Director of Investments appointed under Section 6 of the Investment Canada Act.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSU Plan” means the Company’s Deferred Share Unit Plan adopted with effect from April 5, 2004 (as amended on September 1, 2010 and July 19, 2013).

“DSUs” means, as of any date, deferred share units as of such date issued under the DSU Plan and outstanding as of such date.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC.

“Effect” has the meaning ascribed thereto in the definition “Material Adverse Effect.”

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Ekati Buffer Zone” means the property and assets (including products derived from such property) comprising the Ekati Buffer Zone as described in the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI-43-101 Technical Report” dated July 31, 2016.

“Ekati Buffer Zone Leases” means the mining leases constituting the Ekati Buffer Zone.

“Ekati Core Zone” means the property and assets (including products derived from such property) that are the subject of the Ekati Core Zone Joint Venture Agreement.

“Ekati Core Zone Joint Venture” means the unincorporated joint venture arrangement established pursuant to the Ekati Core Zone Joint Venture Agreement in relation to the Ekati Core Zone.

“Ekati Core Zone Joint Venture Agreement” means the joint venture agreement titled ‘Northwest Territories Diamonds Joint Venture Agreement – Core Zone Property’ dated April 17, 1997 originally entered into among BHP Diamonds Inc., Dia Met Minerals Ltd., Charles E. Fipke and Dr. Stewart L. Blusson, as amended from time to time, with the current parties thereto being, among others, DDEC and Nor-West Rotors Ltd.

“Ekati Core Zone Joint Venture Interest” means an undivided 88.889% beneficial interest in the Ekati Core Zone held by the operator of the Ekati Core Zone Joint Venture for the benefit of the parties to the Ekati Core Zone Joint Venture Agreement.

“Ekati Core Zone Leases” means the mining leases constituting the Ekati Core Zone and subject to the Ekati Core Zone Joint Venture Agreement.

“Ekati Diamond Mine” means the diamond mine located approximately 310 kilometres from Yellowknife in the Northwest Territories, Canada, and known as the “Ekati Diamond Mine.”

“Employee Plans” means all material written and unwritten health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, mine closure or reclamation, species at risk or the remediation or protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory, administrative, judicial or regulatory requirements.

“Equity Commitment Letter” means an equity commitment letter dated July 15, 2017 made by the Equity Financing Source in favour of the Purchaser.

“Equity Financing” means the financing contemplated by the Equity Commitment Letter.

“Equity Financing Source” means Washington Liquid Investments LLC.

“Existing Senior Secured Credit Agreement” means the Senior Secured Credit Agreement dated as of April 7, 2015, as amended by a first amending agreement dated as of May 1, 2017, among the Company, The Bank of Nova Scotia, as administrative agent, The Bank of Nova Scotia, HSBC Bank Canada and The Toronto-Dominion Bank, as co-lead arrangers and joint bookrunners, and the lenders named therein.

“Fairness Opinions” means the opinions of each of the Financial Advisors to the effect that, as of the date of this Agreement, the Consideration to be received by the Shareholders is fair, from a financial point of view, to the Shareholders (other than Purchaser and its Affiliates).

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means TD Securities Inc. and Morgan Stanley Canada Limited.

“Government Official” means (i) any employee, official or agent of any Governmental Entity; (ii) any person who holds a legislative, administrative or judicial position with any Governmental Entity; or (iii) any official of a political party or candidate for public office.

“Governmental Entity” means (1) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority, department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (2) any subdivision or authority of any of the above, (3) any quasi-governmental, administrative or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (4) any stock exchange or other self-regulatory organization.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a waste, pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

“ICA Approval” means either (1) receipt by the Purchaser of a notice from the responsible Minister under the Investment Canada Act that the Minister is satisfied that the Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act or (2) the time period provided for such notice under the Investment Canada Act shall have expired such that the responsible Minister under the Investment Canada Act shall be deemed pursuant to the Investment Canada Act to have been satisfied that the Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards as applied by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“Indemnified Person” has the meaning ascribed thereto in Section 4.8(2).

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act.

“Joint Ventures” means, collectively, the joint ventures established pursuant to the Joint Venture Agreements and “Joint Venture” means any one of them as applicable.

“Joint Venture Agreements” means, collectively, the Diavik Joint Venture Agreement and the Ekati Core Zone Joint Venture Agreement and “Joint Venture Agreement” means any one of them as applicable.

“Joint Venture Interests” means, collectively, the Diavik Joint Venture Interest and the Ekati Core Zone Joint Venture Interest and “Joint Venture Interest” means any one of them as applicable.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, lien (statutory or otherwise), title retention agreement, reservation, right of occupation, right-of-way or any other encumbrance or charge or title defect of any nature whatsoever, in each case, whether contingent or absolute and whether or not registered or registrable and any agreement, option, right or privilege capable of becoming any of the foregoing.

“Loan Amount” has the meaning ascribed thereto in the Plan of Arrangement.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (a) commencing immediately following the date on which the Purchaser shall have received the Required Financial Information, and (b) during which such Required Financial Information is and at all times remains Compliant (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until such Required Financial Information is Compliant) and (c) during which the Marketing Period Conditions have been satisfied or are capable of being satisfied as if each such day of the Marketing Period was the Effective Date; provided, that (x) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the full amount of the Debt Financing is consummated on such earlier date and (y) the Marketing Period shall commence no earlier than the earlier of (i) the date that is 120 days after the date hereof and (ii) the date the condition set forth in Section 6.1(4) has been satisfied; provided, further, that (i) in calculating the Marketing Period, none of November 22, 2017, November 23, 2017, or November 24, 2017, shall constitute Business Days for such purpose and (ii) if the Marketing Period has not ended prior to August 21, 2017, then it will not commence until on or after September 5, 2017, and if the Marketing Period has not ended prior to December 18, 2017, then it will not commence until on or after January 2, 2018. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during or on the first or last day of such fifteen (15) Business Day period, (A) the accounting firm that audited the financial statements contained in the Required Financial Information shall have objected to the use of, shall have withdrawn, or shall otherwise have adversely modified any audit opinion contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until a new audit opinion (without any qualification, adverse statement or non-customary disclaimer) is issued with respect to such financial statements by such accounting firm or another independent accounting firm of recognized national standing in both the United States and Canada or (B) the Company shall have publicly announced an intent to, or determines to, restate any of the financial statements forming part of the Required Financial Information, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the applicable financial statements have been amended and delivered to the Purchaser and are Compliant or the Company has announced that it has concluded, or it has determined, that no restatement shall be required in accordance with IFRS. If the Company shall in good faith reasonably believe it has provided the Required Financial Information and the other criteria applicable to the “Marketing Period” set out in this definition, it may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless the Purchaser in good faith reasonably believes the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Purchaser reasonably believes the Company has not delivered).

“Marketing Period Conditions” means the conditions set forth in Section 6.1(1), Section 6.1(2), Section 6.1(3), Section 6.2(1), Section 6.2(2), Section 6.2(3) and Section 6.2(6) other than any conditions to the extent they relate to the Required Regulatory Approvals.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(d).

“Material Adverse Effect” means any fact or state of facts, change, event, occurrence, effect or circumstance (each, an “Effect”):

(1)      that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company, its Subsidiaries and the Joint Ventures, taken as a whole, except no Effect, directly or indirectly, arising out of, resulting from or attributable to the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)      conditions generally affecting the mining industry or the diamond mining industry;

(b)      political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(c)      any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)      any adoption, proposal, implementation or change in Law;

(e)      any change in applicable generally accepted accounting principles, including IFRS;

(f)      epidemics, pandemics, earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(g)      diamond prices;

(h)      any action taken (or omitted to be taken) by the Company or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is requested or consented to by the Purchaser in writing, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement;

(i)      the failure of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including production, revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such causes are not otherwise excluded from the definition of Material Adverse Effect);

(j)      the execution, announcement or pendency of this Agreement or consummation of the Transactions, the Debt Financing or any Contemplated Reorganization Transaction, including (i) any steps taken pursuant to Section 4.4, Section 4.6 or Section 4.12 or arising as a result of the Debt Financing or any Contemplated Reorganization Transaction, and (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries or Joint Ventures with any of its current or prospective employees, lenders, suppliers, insurers or sureties;

(k)      any change in (i) the credit rating of the Company or its Subsidiaries or (ii) the market price or trading volume of any securities of the Company or its Subsidiaries (it being understood that the causes underlying such change in credit rating, market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such causes are not otherwise excluded from the definition of Material Adverse Effect); or

(l)      any breach of this Agreement by the Purchaser;

provided, however, (a) if an Effect referred to in clauses (a) through to and including (f) above, materially and disproportionately adversely effects the Company and its Subsidiaries, taken as a whole, relative to other comparable companies operating in the diamond mining industry, such Effect may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, but only to the extent of the disproportionate Effect; and (b) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred; or

(2)      that materially impairs, or would reasonably be expected to materially impair, the Company’s ability to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

“Material Contract” means any Contract:

(1)      that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(2)      that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, including the Joint Venture Agreements, relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Company or any of its Subsidiaries is a partner, member or joint venturer (or other participant) that is material to the Company or the ability of the Company to develop any of its material projects, but excluding any such partnership, limited liability company or joint venture which is a wholly-owned Subsidiary of the Company;

(3)       under which indebtedness for borrowed money in excess of $7,500,000 is or may become outstanding or pursuant to which any property or asset of the Company or its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness for borrowed money in excess of $7,500,000 or under which the Company or any of its Subsidiaries has guaranteed any liabilities or obligations of a third party in excess of $7,500,000, in each case, other than any such Contract between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries;

(4)       under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $7,500,000 over the remaining term;

(5)       that creates an exclusive dealing arrangement or right of first offer or refusal;

(6)       providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $15,000,000;

(7)       that is a Collective Agreement;

(8)       that limits or restricts in any material respect (a) the ability of the Company or any Subsidiary to incur indebtedness, to engage in any line of business or carry on business in any geographic area, to compete with any Person, or to engage in any merger, consolidation or other business combination, or (b) the scope of Persons to whom the Company or any of its Subsidiaries may sell products;

(9)       between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand;

(10)      with Aboriginal Groups listed on Section 3.1(1)(z) of the Company Disclosure Letter other than Contracts for goods or services;

(11)      that is a shareholders agreement, registration rights agreement, voting trust, proxy or similar agreement, arrangement or commitment with respect to any shares or other equity interests of the Company or its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any of its Subsidiaries other than any such Contract between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries;

(12)      providing for the sale of diamonds representing more than 1% of annual production of the Company or pursuant to which the Company or any of its Subsidiaries could reasonably be expected to receive revenues in excess of $15,000,000 per year;

(13)      providing for indemnification by the Company or its Subsidiaries of another Person, other than Contracts for goods or services, Contracts with directors or officers of the Company or its Subsidiaries in their capacity as such or Contracts which provide for indemnification obligations of less than $15,000,000;

(14)      providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Mine Properties; or

(15)      that is or would reasonably be expected to be material to the Company and its Subsidiaries on a consolidated basis.

“Merger Control Law” means any competition, merger control, antitrust or similar Law of any jurisdiction.

“Mine Properties” means, collectively, the Diavik Diamond Mine and the Ekati Diamond Mine and “Mine Property” means any one of them as applicable.

“Mineral Rights” has the meaning ascribed thereto in Section 3.1(1)(t)(i).

“Minimum Cash Balance” has the meaning ascribed thereto in Section 6.2(5).

“Misrepresentation” has the meaning ascribed thereto in the Securities Act (Ontario).

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(1)(ff).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“No Action Letter” means written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Transactions.

“NYSE” means the New York Stock Exchange.

“Order” has the meaning ascribed thereto in Section 6.1(3).

“Ordinary Course” means, with respect to the Company or any of its Subsidiaries, any action that is consistent in nature and scope with the past practices of the Company or such Subsidiary, as applicable, and is taken in the ordinary course of the business of the Company or such Subsidiary, as applicable.

“Outside Date” means the date that is two hundred and ten days after the date of this Agreement, or such later date as may be agreed to in writing by the Parties; provided, that the Company or the Purchaser may extend the Outside Date for up to an additional 30 calendar days on up to two occasions in total if: (a) the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity; or (b) the condition in Section 6.2(3) has not been satisfied or waived, in either case by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than three calendar days prior to the original Outside Date (and any subsequent Outside Date); provided, further, neither the Company nor the Purchaser shall be permitted to extend the Outside Date as a result of the Required Regulatory Approvals having not been obtained if the failure to obtain any of the Required Regulatory Approvals is a result of such Party’s failure to comply with its covenants herein.

“Pension Plans” has the meaning ascribed thereto in Section 3.1(1)(cc)(iii).

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens:

(1)      any subsisting restrictions, exceptions, reservations, limitations, provisos and conditions (including royalties, reservation of mines, mineral rights and timber rights, access to navigable waters and similar rights) expressed in any original grant from the Crown or a Governmental Entity and any statutory limitations, exceptions, reservations and qualifications to title or Liens imposed by Law;

(2)      any claim by any Aboriginal Group based on treaty rights, traditional territory or otherwise;

(3)      inchoate or statutory liens for Taxes not at the time overdue;

(4)      permits, reservations, covenants, servitudes, watercourse, rights of water, rights of access or user licenses, easements, rights-of-way and rights in the nature of easements (including, without in any way limiting the generality of the foregoing, licenses, easements, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas and oil pipelines, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) in favour of any Governmental Entity or utility company in connection with the development, servicing, use or operation of any property;

(5)      each of the following Liens:

(a)	permits, reservations, covenants, servitudes, rights of access or user licenses, easements, rights of way and rights in the nature of easements in favour of any Person (other than those in (4) above);

(b)	any encroachments, title defects or irregularities existing;

(c)	any instrument, easement, charge, caveat, lease, agreement or other document registered or recorded against title to any property so long as same have been complied with in all material respects;

(d)	agreements with any Governmental Entity and any public utilities or private suppliers of services; and

(e)	restrictive covenants, private deed restrictions, and other similar land use control agreements;

in each of (a), (b), (c), (d) and (e), which do not individually or in the aggregate materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(6)      Liens granted under, or permitted by, the Existing Senior Secured Credit Agreement (as in effect on the date hereof and excluding any Liens permitted under clauses (q) or (s) of the definition of “Permitted Liens” contained in the Existing Senior Secured Credit Agreement as in effect of the date hereof);

(7)      Liens granted or arising pursuant to the Joint Venture Agreements or pursuant to the Archon Royalty Agreement;

(8)      any Lien disclosed in Section 1.1 of the Company Disclosure Letter; and

(9)      any Lien required or permitted by this Agreement.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Breach Termination” has the meaning ascribed thereto in Section 7.1(1)(c)(i).

“Purchaser Funding Failure Termination” has the meaning ascribed thereto in Section 7.1(1)(c)(iii).

“Purchaser Termination Fee” has the meaning ascribed thereto in Section 7.3(5).

“Purchaser Termination Fee Event” has the meaning ascribed thereto in Section 7.3(5).

“PSU Plan” means the Company’s 2016 Performance and Restricted Share Unit Plan adopted with effect from April 12, 2016.

“PSUs” means, as of any date, performance share units issued under the PSU Plan and outstanding as of such date.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement and includes the Required Regulatory Approvals.

“Regulatory Termination Fee” has the meaning ascribed thereto in Section 7.3(3).

“Regulatory Termination Fee Event” has the meaning ascribed thereto in Section 7.3(3).

“Related Parties” means, when used with respect to any Person, such Person’s officers, directors, managers, employees, consultants, counsel, accountants, agents, advisors and other representatives.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” means, when used with respect to any Person, such Person’s (and such Person’s Affiliates) directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents, other representatives and Affiliates.

“Required Financial Information” means (1) the audited consolidated balance sheets of the Company and its Subsidiaries as at the end of, and related consolidated statements of income (loss), comprehensive (loss) income, cash flows and changes in equity of the Company and its Subsidiaries for, the three most recently completed fiscal years ended at least 90 days prior to the last day of the Marketing Period and (2) an unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related unaudited consolidated statements of income (loss), comprehensive (loss) income and cash flows of the Company and its Subsidiaries for, each subsequent fiscal quarter and each comparable quarter in the prior fiscal year (other than the fourth fiscal quarter of any fiscal year) of the Company and its consolidated Subsidiaries subsequent to the last fiscal year for which financial statements were delivered pursuant to the preceding clause (1) and ended at least 45 days prior to the last day of the Marketing Period (in the case of this clause (2), without notes), in each case of clause (1) and clause (2), prepared in accordance with IFRS (subject in the case of unaudited financial statements to normal, year-end audit adjustments); provided, however, the Purchaser hereby acknowledges (x) receipt of the financial statements referred to in clause (1) above in respect of the fiscal years ended January 31, 2017, January 31, 2016, and January 31, 2015, and the financial statements referred to in clause (2) above in respect of the fiscal quarter ended April 30, 2017, and (y) that the filing of any required financial statements on SEDAR within the specified time periods by the Company will satisfy the requirements of clauses (1) and (2) of this definition.

“Required Regulatory Approvals” means Competition Act Approval and ICA Approval.

“RSU Plan” means the Company’s Amended and Restated 2010 Restricted Share Unit Plan adopted with effect from July 19, 2013.

“RSUs” means, as of any date, restricted share units issued under the RSU Plan or the PSU Plan, as applicable, and outstanding as of such date.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authority” means the SEC, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act and any other applicable Canadian provincial and territorial and United States federal and state securities Laws, rules and regulations and published policies thereunder.

“Securityholders” means, collectively, the Shareholders, the holders of Company Options, the holders of DSUs, the holders of RSUs and the holders of PSUs, and “Securityholder” means any one of them.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means, as the context requires, either or both of the registered and beneficial holders of the Shares, and “Shareholder” means any one of them.

“Shares” means, as of any date, common shares in the capital of the Company issued and outstanding as of such date.

“Stock Option Plan” means the Company’s Stock Option Plan adopted as of June 12, 2000, as amended.

“Subsidiary” means, with respect to any Person, any other Person controlled by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal from an arm’s length Person or Persons other than the Purchaser or any Affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser: (1) to acquire all of the outstanding Shares or all or substantially all of the assets of the Company on a consolidated basis; (2) that did not result from or involve a breach, in any material respect, of Article 5 by the Company; (3) in respect of which the Board (or a committee thereof) determines, in its good faith judgment, after consultation with its financial advisor(s) and outside legal counsel, that it is reasonably capable of being completed without undue delay (taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal); (4) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or a committee thereof), in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisor(s), that any financing required to complete such Acquisition Proposal is either available or committed and subject to conditions that are reasonably likely to be satisfied; (5) that is not subject to any due diligence or access condition; and (6) in respect of which the Board (or a committee thereof) determines, in its good faith judgment, after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms and without assuming away the risk of non-completion or delay, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (taking into account any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c).

“Surety Bonds” has the meaning set out in Section 3.1(1)(o) of the Company Disclosure Letter.

“Surety Indemnity Agreement” means the indemnity agreement entered into between the Company and the issuer of a Surety Bond.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (1) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (2) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (1) above or this clause (2); (3) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (4) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Termination Fee” has the meaning ascribed thereto in Section 7.3(1).

“Termination Fee Event” has the meaning ascribed thereto in Section 7.3(1).

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.7(1).

“Transactions” means the transactions contemplated by this Agreement, including the Arrangement but excluding the Contemplated Reorganization Transactions and, except for the purposes of Section 3.2, the Debt Financing.

“Trust” has the meaning ascribed thereto in Section 3.2(1)(k).

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission (including a failure to cure circumstances) that is or would reasonably be expected to result in a material breach of such representation, warranty, agreement or covenant, it being understood that such term shall include, in any event, the failure to consummate the Closing when required to do so by this Agreement.

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)      Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Unless stated otherwise, the word “Article,” “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(2)      Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(3)      Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)      Certain Words and Phrases, etc. Wherever the word “including”, “includes” or “include” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”. The word “or” shall be disjunctive but not exclusive. The phrase “the aggregate of”, “the total of”, “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” The term “Agreement” and any reference in this Agreement to this Agreement, includes, and is a reference to, this Agreement as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated in accordance with its terms and includes all schedules to it. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. The term “made available” means (a) copies of the subject materials were included in the Data Room, or (b) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to the Purchaser by the Company.

(5)      Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)      Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge, after reasonable inquiry, of each of Brendan Bell, Matthew Quinlan, Jim Pounds, Chantal Lavoie and Elliot Holland. Where any representation or warranty is expressly qualified by reference to knowledge of the Purchaser, it is deemed to refer to the actual knowledge, after reasonable inquiry, of Larry Simkins and Eloise Jergeson.

(7)      Subsidiary. For greater certainty, DDMI is not a Subsidiary of the Company for the purposes of this Agreement and no action taken by DDMI or its Affiliates on or after the date hereof shall be considered to result in a breach of the Company’s representations, warranties or covenants contained in this Agreement or shall be considered in determining whether any condition in Section 6.2 has been satisfied.

(8)      Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(9)      Law; Contracts. Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise. Any reference to a Contract refers to such Contract as it or they may have been or may from time to time be amended or re-enacted in accordance with its terms (including any waiver thereto), unless stated otherwise.

(10)     Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(11)     Time References. References to time are to local time, Toronto, Ontario.

(12)     Schedules. The schedules attached to this Agreement and the Company Disclosure Letter form an integral part of this Agreement.

ARTICLE 2
THE ARRANGEMENT

Section 2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)      for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(2)      that the required level of approval for the Arrangement Resolution shall be two-thirds of the votes cast on such resolution by Shareholders present in person or represented by proxy at the Company Meeting;

(3)      that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(4)      for the grant of Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(5)      for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6)      that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(7)      confirmation of the record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Company Meeting;

(8)      that the record date for the Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law; and

(9)      for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3	The Company Meeting

The Company shall:

(1)      convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable (and the Company will use its commercially reasonable efforts to do so on or before the date which is 70 days after the date of this Agreement) and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except: (a) as required or permitted under Section 5.4(5); (b) as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled); (c) as required by Law or by a Governmental Entity; or (d) for adjournments for not more than ten (10) Business Days in the aggregate for the purposes of soliciting proxies if necessary to obtain the requisite approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution;

(2)      subject to the terms of this Agreement, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the Transactions, including at the Company’s discretion or if so requested by the Purchaser, at the Purchaser’s expense, using proxy solicitation services firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(3)      provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser;

(4)      consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting and give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives to attend the Company Meeting;

(5)      promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(6)      promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Shareholder in opposition to the Arrangement and any communication related to, or purported exercise or withdrawal of, Dissent Rights by Shareholders and the Company shall not settle or agree to settle any such claims or Dissent Rights without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; and

(7)      not change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Purchaser’s prior written consent is provided.

Section 2.4	The Company Circular

(1)      Subject to the Purchaser’s compliance with Section 2.4(4), the Company shall promptly prepare and complete the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Shareholder and other Persons as required by the Interim Order and Law, in each case using commercially reasonable efforts so as to permit the Company Meeting to be held by the date specified in Section 2.3.

(2)      The Company shall ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by the Purchaser pursuant to Section 2.4(4)) and, in the judgment of the Board, provides Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (a) a copy of each of the Fairness Opinions; (b) a statement that the Board has determined unanimously that the Arrangement is in the best interests of the Company and recommends that Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (c) a statement that each director of the Company intends to vote all such individual’s Shares in favour of the Arrangement Resolution.

(3)      The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)      The Purchaser shall provide in writing to the Company, on a timely basis, all necessary information concerning the Purchaser and its Affiliates that is required by Law to be included in the Company Circular, which information shall not contain any Misrepresentation.

(5)      Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and the Company and the Purchaser will cooperate with each other in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will give reasonable consideration to the comments of the Purchaser and its legal counsel on such materials. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

In addition, the Company will not object to legal counsel to the Purchaser making such submissions in support of the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided the Purchaser advises the Company of the nature of such submissions prior to the application and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Purchaser, on a timely basis, with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Law, the Company will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s prior written consent, such consent not be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increased Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement.

Section 2.7	Articles of Arrangement and Effective Date

(1)      The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(2)      Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place on the fifth Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) by electronic means; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), then, subject to the continued satisfaction or waiver of the conditions set out in Article 6 at such time, the Closing will take place instead on the earliest of (a) any Business Day during the Marketing Period as may be specified by the Purchaser in writing on no less than two (2) Business Days’ prior notice to the Company and (b) the second Business Day after the final day of the Marketing Period. The Company shall send the Articles of Arrangement to the Director on the day of Closing.

Section 2.8	Payment of Consideration

(1)      The Purchaser shall, by no later than the Closing and in any event prior to the sending by the Company of the Articles of Arrangement to the Director in accordance with Section 2.7(2), deposit or cause to be deposited with the Depositary sufficient and immediately available funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) in an amount equal to the aggregate amount necessary to satisfy the payments in respect of the Shares required by Section 2.3(h) of the Plan of Arrangement, plus an amount per Share in respect of which Dissent Rights have been exercised equal to the Consideration, less the Loan Amount.

(2)      On the date of funding referred to in Section 2.8(1), the Company shall deposit or cause to be deposited an amount equal to the Loan Amount (as defined in the Plan of Arrangement) with the Depositary to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) in order to complete the step described in Section 2.3(f) of the Plan of Arrangement.

Section 2.9	Adjustment to Consideration for Dividends

If, on or after the date of this Agreement and prior to the Effective Date, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, then: (1) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (2) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall not be remitted to any holder of Shares and, in such case, shall be deemed to have been contributed to the Company by the holder of such Shares and shall be placed in escrow for the account of the Company.

Section 2.10	Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Securityholders or, if a Termination Fee Event occurs, payable to the Purchaser, under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted or withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.11	List of Shareholders

At the request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list of the registered Shareholders, together with their addresses and respective holdings of Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Company Options) and a list of non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

Section 2.12	Incentive Plan Matters

(1)      The Parties acknowledge that the outstanding Company Options under the Stock Option Plan, the outstanding DSUs under the DSU Plan, the outstanding RSUs under the RSU Plan and the outstanding PSUs under the PSU Plan shall be treated in accordance with the provisions of the Plan of Arrangement.

(2)      The Parties acknowledge that no deduction will be claimed by the Company or any Person not dealing at arm’s length with the Company in respect of any payment made to a holder of Company Options in respect of the Company Options (including in respect of the transfer of Company Options under the Plan of Arrangement) who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), in computing the Company’s, or any Person not dealing at arm’s length with the Company’s taxable income under the Tax Act and the Purchaser shall cause the Company to: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the payments made in exchange for the surrender, transfer or cancellation of Company Options; and (b) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)      Except as set forth in the Company Disclosure Letter (it being understood and agreed that, whether or not an explicit cross-reference appears, any information, item or matter set forth in one subsection of Section 3.1 of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the subsection of Section 3.1 of this Agreement to which it corresponds in number and each other subsection of Section 3.1 of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other section or subsection unless otherwise indicated), the Company represents and warrants to the Purchaser that:

(a)      Organization and Qualification. The Company is a corporation duly incorporated and validly subsisting under the Canada Business Corporations Act. The Company has the requisite power and capacity to own, lease, license and operate its assets and properties and conduct its business as now conducted and, except as would not, individually or in the aggregate, be materially adverse to the Company, is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities, make such registration necessary.

(b)      Corporate Authorization. The Company has the requisite corporate power and authority to enter into this Agreement and (subject to obtaining the approval of the Arrangement Resolution in the manner required by the Interim Order and Law and approval of the Arrangement by the Court) to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement other than approval by the Board of the Company Circular, approval of the Arrangement Resolution in the manner required by the Interim Order and Law and approval of the Arrangement by the Court.

(c)      Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)      Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Transactions do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain, and approvals required by, the Final Order; (iii) filings with the Director under the CBCA; (iv) filings with the Securities Authorities, the TSX or the NYSE; (v) the Required Regulatory Approvals and (vi) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect.

(e)      Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Transactions do not and will not:

(i)       contravene, conflict with, or result in any violation or breach of, or trigger any right of first refusal or first offer, pre-emptive rights or change in control provision in, the Company’s Constating Documents, the organizational documents of any of its Subsidiaries or any Joint Venture Agreement;

(ii)      assuming compliance with the matters referred to in Section 3.1(1)(d) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets;

(iii)       require any consent or approval or other action by, or notice to, any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, pre-emptive rights, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(iv)      result in the creation or imposition of any Lien upon any of the properties or assets of the Company or its Subsidiaries;

except, in the case of each of Section 3.1(1)(e)(ii) through (iv), as would not, individually or in the aggregate, have a Material Adverse Effect.

(f)      Capitalization.

(i)       The authorized capital of the Company consists of an unlimited number of common shares. As of the close of business on the date immediately prior to the date of this Agreement, there were 81,938,356 Shares issued and outstanding. All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable. Except for the Shares, there are no other shares of any class or series in the capital of the Company authorized or outstanding.

(ii)      As of the close of business on the date immediately prior to the date of this Agreement, there were Company Options outstanding exercisable for 800,992 Shares in accordance with the terms of such outstanding Company Options. Section 3.1(1)(f)(ii) of the Company Disclosure Letter contains a list of the Company Options issued and outstanding as of the close of business on the date immediately prior to the date of this Agreement, with details regarding the exercise price, whether such Company Options are vested or unvested and the number of participants to whom such Company Options have been granted. The Stock Option Plan and the issuance of securities under such plan (including all outstanding Company Options) have been duly authorized by the Board in compliance with Law and the terms of the Stock Option Plan. All of the Shares issuable upon the exercise of the Company Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)     As of the close of business on the date immediately prior to the date of this Agreement, there were 75,462.504951 DSUs outstanding, 430,851.055600 RSUs outstanding and 211,000.908399 PSUs outstanding. Section 3.1(1)(f)(iii) of the Company Disclosure Letter contains a complete and accurate list of all RSUs, PSUs and DSUs issued and outstanding as of the close of business on the date immediately prior to the date of this Agreement, including, with respect to each such RSU, PSU and DSU, a unique identifier for the holder, the date of grant, the vesting schedule and the market price at the time of grant.

(iv) Except for the rights under the Stock Option Plan, including outstanding Company Options, the rights under the RSU Plan, including outstanding RSUs, the rights under the DSU Plan, including the outstanding DSUs, and the rights under the PSU Plan, including the outstanding PSUs, there are no issued, outstanding or authorized:

(A)      options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind to which the Company or any of its Subsidiaries are a party that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue, sell or transfer any securities of the Company or of any of its Subsidiaries or issue, sell or transfer any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries;

(B)      obligations of the Company or of any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries; or

(C)      notes, bonds, debentures or other evidences of indebtedness of any kind that give any Person, directly or indirectly, the right to vote with holders of Shares on any matter.

(g)      Subsidiaries and DDMI.

(i)       Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Company’s Subsidiaries and, to the knowledge of the Company, DDMI is a corporation or other entity duly incorporated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has the requisite power and capacity to own, lease, license and operate its assets and properties and conduct its business as now conducted and is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities, make such registration necessary.

(ii)      Section 3.1(1)(g) of the Company Disclosure Letter sets out, with respect to each Subsidiary of the Company as of the date hereof: (A) its name; (B) the percentage owned directly or indirectly by the Company and the percentage owned by registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries; and (C) its jurisdiction of incorporation, organization or formation.

(iii)      The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests as reflected as being owned by the Company in Section 3.1(1)(g) of the Company Disclosure Letter, directly or indirectly, of each of its Subsidiaries, free and clear of any Liens, other than Permitted Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company, directly or indirectly, in any Subsidiary, and except as set forth in Section 3.1(1)(g) of the Company Disclosure Letter neither the Company nor any Subsidiary owns, beneficially or of record, any equity interests of any kind in any other Person as of the date hereof.

(h)      Securities Law Matters. The Company is a “reporting issuer” in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under the Securities Laws of such provinces or territories. The Shares are listed for trading on the TSX and NYSE and are not listed for trading on any other securities exchange as a result of any application made by the Company. The Company is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws of the provinces and territories of Canada and the U.S. Exchange Act. None of the Company’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities Laws. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX or the NYSE. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, and the Company is not currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. The Company has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Governmental Entity since February 1, 2015. As of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), the Company Filings (i) complied as to form, in all material respects, with the applicable requirements of Securities Laws, and (ii) did not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential.

(i)      Financial Statements. The Company’s audited consolidated financial statements as at and for the fiscal years ended January 31, 2017 and 2016 and unaudited consolidated financial statements as at April 30, 2017 and for the three months ended April 30, 2017 and 2016 (including, in each case, any of the notes or schedules thereto, any report thereon and related management’s discussion and analysis) included in the Company Filings: (i) were prepared in accordance with IFRS; and (ii) present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, earnings, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (except as may be indicated in the notes to such financial statements and subject in the case of unaudited financial statements to normal, year-end audit adjustments). Except as set forth in such financial statements, neither the Company nor any of its Subsidiaries is party to any off-balance sheet transaction with unconsolidated Persons.

(j)      Disclosure Controls and Procedures; Internal Control over Financial Reporting.

(i)        The Company has established and maintains disclosure controls and procedures as such term is defined in and as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15 under the Exchange Act.

(ii)       The Company has established and maintains a system of internal control over financial reporting as such term is defined in and as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15 under the Exchange Act.

(iii)      Since February 1, 2017 and as of the date hereof, the Company has not identified or been made aware of any “material weakness” as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 1-02(a)(4) of Regulation S-X under the Exchange Act.

(iv)      The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and in the previous five fiscal years there has not been, any reportable event (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present auditors of the Company.

(k)      No Material Undisclosed Liabilities. As of the date hereof, there are no liabilities or obligations of the Company or of any of its Subsidiaries of any nature, whether accrued, contingent, absolute, or otherwise, other than liabilities or obligations: (i) disclosed in the financial statements of the Company referred to in Section 3.1(1)(i) above; (ii) not required to be set forth in the Company Filings under IFRS; (iii) incurred in the Ordinary Course since January 31, 2017; (iv) transaction expenses incurred in connection with this Agreement; or (v) as would not, individually or in the aggregate, have a Material Adverse Effect. As of the date hereof, there are no amounts outstanding under the Existing Senior Secured Credit Agreement other than up to Cdn$66,000,000 of outstanding letters of credit issued thereunder.

(l)      Absence of Certain Changes or Events. Since February 1, 2017, other than the Transactions, (i) the business of the Company and of each of its Subsidiaries and, to the knowledge of the Company, DDMI, has been conducted in the Ordinary Course and (ii) as of the date hereof, there has not occurred a Material Adverse Effect.

(m)      Compliance with Laws. The Company and each of its Subsidiaries are, and since February 1, 2015 have been, in compliance with Law in all material respects. Neither the Company nor any of its Subsidiaries is, to the knowledge of the Company, under any investigation with respect to, or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity.

(n)      Authorizations and Licenses. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law (including, for greater certainty, Environmental Law) to be owned, possessed or obtained by the Company or any of its Subsidiaries in connection with the operation of their business as presently conducted or in connection with the ownership, operation or use of their assets; (ii) the Company and its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with all such Authorizations; (iii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; and (iv) no action, investigation or proceeding is pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. All work required to be performed and filed by the Company and its Subsidiaries in respect of such Authorizations has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made by the Company and its Subsidiaries in respect thereof have been paid, incurred or deposited, in all material respects, and all filings required of the Company and its Subsidiaries in respect thereof have been made, in all material respects.

(o)      Material Contracts. Section 3.1(1)(o) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts in effect or pursuant to which the Company has surviving obligations as of the date hereof. True and complete copies of the Material Contracts have been disclosed in the Data Room and, other than as set out in the Data Room, no such Material Contract has been modified in any material respect. Each Material Contract is a legal, valid and binding agreement of the Company or its Subsidiary, as applicable, and is in good standing and full force and effect. None of the Company, its Subsidiaries or, to the knowledge of the Company, any other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Contract and none of the Company or any of its Subsidiaries, has received or given any notice of any material breach or default under any Material Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a material breach of or default under any Material Contract by the Company or its Subsidiary or, to the knowledge of the Company, any other party thereto. As of the date hereof, none of the Company or any of its Subsidiaries has received any notice under a Material Contract which would require it to post any additional collateral or amend any security arrangements currently in existence and the Company and its Subsidiaries are not aware of any proposal or intention of a party to a Material Contract to require such action.

(p)      Personal Property. The Company and/or its Subsidiaries have good title to all personal property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens), and there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Company or any of its Subsidiaries of any of such personal property, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(q)      Diavik Joint Venture.

(i)        DDDLP owns the Diavik Joint Venture Interest free and clear of any Liens other than Permitted Liens. Except as specified in the Diavik Joint Venture Agreement, no Person has any Contract, or any right or privilege capable of becoming such, for the purchase from DDDLP of any of its interest in the Diavik Joint Venture. Except as specified in the Diavik Joint Venture Agreement, there are no back-in rights, earn-in rights, rights of first refusal, pre-emptive rights or similar provisions or rights which affect DDDLP’s interest in the Diavik Diamond Mine or the Diavik Joint Venture.

(ii)       A copy of the Diavik Joint Venture Agreement as currently in effect as of the date hereof has been made available in the Data Room.

(iii)      To the knowledge of the Company, the mining operations of the Diavik Joint Venture are, and have been, conducted in compliance in all material respects with Law (except Environmental Laws, in respect of which the sole representations and warranties of the Company with respect to compliance with Environmental Laws are contained in Section 3.1(1)(y)). To the knowledge of the Company, DDMI as the manager of the Diavik Joint Venture is not under any investigation with respect to, has not been charged or threatened to be charged with, and has not received notice of, any material violation or potential material violation of any Law.

(iv)      To the knowledge of the Company, DDMI as the manager of the Diavik Joint Venture (A) owns, possesses or has obtained all material Authorizations that are required by Law (including, for greater certainty, Environmental Laws) in connection with the operation of the Diavik Joint Venture as presently conducted or in connection with the current ownership, operation or use of the assets of the Diavik Joint Venture and (B) has complied, in all material respects, with all such Authorizations. To the knowledge of the Company, each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. To the knowledge of the Company, no action, investigation or proceeding is pending or threatened against DDMI or the Diavik Joint Venture in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. To the knowledge of the Company, all work required to be performed and filed by DDMI in respect of such Authorizations has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made in respect thereof by DDMI have been paid, incurred or deposited, in all material respects, and all filings in respect thereof required by DDMI have been made, in all material respects.

(v)

            (A)      DDMI is the registered holder of the Diavik Leases;

            (B)      the Diavik Leases are in full force and effect in accordance with their respective terms and DDMI, as the manager of the Diavik Joint Venture, has complied in all material respects with the terms and provisions of the Diavik Leases;

            (C)      DDMI, as the manager of the Diavik Joint Venture, has not received any notification of any material unresolved violation or non-compliance with the terms of the Diavik Leases; and

            (D)      DDMI, as the manager of the Diavik Joint Venture, has conducted such work, has made all filings and paid all Taxes and fees with the appropriate Governmental Entities necessary to keep the Diavik Leases in full force and effect under Law.

(vi)      DDMI, as manager of the Diavik Joint Venture, has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences, from landowners or Governmental Entities that are required to conduct the operations of the Diavik Diamond Mine as currently being conducted.

(r)      Ekati Mine

(i)      DDEC owns each of the Ekati Buffer Zone and the Ekati Core Zone Joint Venture Interest free and clear of any Liens other than Permitted Liens. Except as specified in the Ekati Core Zone Joint Venture Agreement, as applicable, no Person has any Contract, or any right or privilege capable of becoming such, for the purchase from DDEC of any of its interest in the Ekati Buffer Zone or the Ekati Core Zone Joint Venture. Except as specified in the Ekati Core Zone Joint Venture Agreement, as applicable, there are no back-in rights, earn-in rights, rights of first refusal, pre-emptive rights or similar provisions or rights which affect DDEC’s interest in the Ekati Buffer Zone, the Ekati Core Zone or the Ekati Core Zone Joint Venture.

(ii)       A copy of the Ekati Core Zone Joint Venture Agreement as currently in effect as of the date hereof has been made available in the Data Room.

(iii)      (A) The mining and exploration operations of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone are, and have been, conducted in compliance in all material respects with Law (except Environmental Laws, in respect of which the sole representations and warranties of the Company with respect to compliance with Environmental Laws are contained in Section 3.1(1)(y)); and (B) DDEC, is not under any investigation with respect to, has not been charged or threatened to be charged with, and has not received notice of, any material violation or potential material violation of any Law.

(iv)     DDEC (A) owns, possesses or has obtained all material Authorizations that are required by Law (including, for greater certainty, Environmental Laws) in connection with the operation of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone as presently conducted or in connection with the current ownership, operation or use of the assets of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone; (B) has complied, in all material respects, with all such Authorizations and each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. No action, investigation or proceeding is pending or, to the knowledge of the Company, threatened against DDEC or the Ekati Buffer Zone or the Ekati Core Zone Joint Venture in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. All work required to be performed and filed in respect of such Authorizations by DDEC has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made by DDEC in respect thereof have been paid, incurred or deposited, in all material respects, and all filings required of DDEC in respect thereof have been made, in all material respects.

(v)      (A) DDEC is the registered holder of the Ekati Core Zone Leases free and clear of any Liens other than Permitted Liens; (B) the Ekati Core Zone Leases are in full force and effect in accordance with their respective terms and DDEC, as the operator of the Ekati Core Zone Joint Venture, has complied in all material respects with the terms and provisions of the Ekati Core Zone Leases and (C) DDEC, as operator of the Ekati Core Zone Joint Venture, has not received any notification of any material unresolved violation or non-compliance with the terms of the Ekati Core Zone Leases and DDEC, as the operator of the Ekati Core Zone Joint Venture, has conducted such work, has made all filings and paid all Taxes and fees with the appropriate Governmental Entities necessary to keep the Ekati Core Zone Leases in full force and effect under Law.

(vi)      (A) DDEC is the registered holder of the Ekati Buffer Zone Leases free and clear of any Liens other than Permitted Liens, (B) the Ekati Buffer Zone Leases are in full force and effect in accordance with their respective terms and DDEC has complied in all material respects with the terms and provisions of the Ekati Buffer Zone Leases and (C) DDEC has not received any notification of any material unresolved violation or non-compliance with the terms of the Ekati Buffer Zone Leases and DDEC has conducted such work, has made all filings and paid all Taxes and fees with the appropriate Governmental Entities necessary to keep the Ekati Buffer Zone Leases in full force and effect under Law.

(vii)      DDEC, as the operator of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone, has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences, from landowners or Governmental Entities that are required to conduct the operations on the Ekati Core Zone and Ekati Buffer Zone, as applicable, as currently being conducted.

(s)      Leased Property. With respect to the real property leased or subleased by the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) each lease or sublease for such property constitutes a legal, valid and binding obligation of the Company or its Subsidiary, as the case may be, enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries, as the case may be, is in breach of or default under any such lease or sublease and no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a breach of or default under any such lease or sublease; and (iii) to the knowledge of the Company, no counterparty to any such lease or sublease is in default thereunder.

(t)      Interests in Properties and Mineral Rights.

(i)       The Diavik Leases, the Ekati Buffer Zone Leases and the Ekati Core Zone Leases comprise all of the Company’s and its Subsidiaries’ material real properties and all of the Company’s and its Subsidiaries’ material mineral interests and rights, in each case, either existing under contract, by operation of Law or otherwise (collectively, and where material, the “Mineral Rights”). Neither the Company nor its Subsidiaries own or has any interest in any other material real property or any material mineral interests and rights.

(ii)      Other than pursuant to the Joint Venture Agreements, no person other than the Company, its Subsidiaries and DDMI has any interest in the Mineral Rights or any right to acquire any such interest, and no person has any back-in rights, earn-in rights, rights of first refusal, pre-emptive rights or similar provisions or rights which would affect, in any material respect, the Company’s, a Subsidiary’s or, to the knowledge of the Company, DDMI’s interest in any of the Mineral Rights.

(u)      No Expropriation. No material property or asset of the Company or its Subsidiaries or DDMI (in relation to the Diavik Joint Venture or the Diavik Diamond Mine) has been taken or expropriated by any Governmental Entity in the previous five years nor has any notice or proceeding in respect thereof been given or commenced that remains outstanding nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(v)      Mineral Reserves and Resources. With respect to information set forth in the Company Filings with respect to the Mine Properties: (i) the estimated proven and probable mineral reserves, and estimated measured, indicated and inferred mineral resources have been prepared and disclosed in accordance with NI 43-101, in all material respects; (ii) there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources, other than as a result of production, from the amounts most recently disclosed in the Company Filings or a change in economic assumptions; (iii) the methods used in estimating the mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices, in all material respects; and (iv) the Company has duly filed with the Securities Authorities in material compliance with Securities Laws all reports required by NI 43-101 to be filed with the Securities Authorities and all such reports complied, when filed, with the requirements of NI 43-101 in all material respects.

(w)      Intellectual Property. Each of the Company and its Subsidiaries owns or has the right to use all material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights required to carry on its business as currently carried on and there is no action, suit, proceeding or claim pending, or to the knowledge of the Company, threatened by others challenging the Company’s or any of its Subsidiaries’ rights in or to any material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights used for the conduct of the Company’s and its Subsidiaries’ business as currently carried on.

(x)      Litigation. As of the date hereof, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Company, threatened, against the Company, any of its Subsidiaries or, to the knowledge of the Company, DDMI, by or before any Governmental Entity that, if determined adverse to the interests of the Company or its Subsidiaries or DDMI, would, individually or in the aggregate, have a Material Adverse Effect, or would be reasonably expected to prevent or materially delay the consummation of the Arrangement and none of the Company, any of its Subsidiaries or, to the knowledge of the Company, DDMI or any of the Mine Properties is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to have a Material Adverse Effect.

(y)      Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Company (i) there exists no fact, condition or occurrence concerning the Company and its Subsidiaries and the operation of their respective businesses or assets (including the Joint Ventures or the Mine Properties) with respect to any non-compliance with or obligation or liability under Environmental Laws; (ii) no unresolved complaint, notice or violation, citation, summons or order has been issued to the Company or any of its Subsidiaries or any of the Joint Ventures or the applicable manager/operator, as the case may be, alleging any violation by or liability of the Company or any of its Subsidiaries (or any businesses or assets thereof, including the Joint Ventures or the Mine Properties) with respect to any Environmental Law; and (iii) the operation of the business of the Company and its Subsidiaries, including the Joint Ventures and the Mine Properties, is in compliance with Environmental Laws.

(z)      Aboriginal Claims.

(i)       Section 3.1(1)(z) of the Company Disclosure Letter (to the knowledge of the Company, in respect of matters relating to the Diavik Joint Venture) contains a list of the current impact benefit or participation agreements, memoranda of understanding or similar arrangements (the “Aboriginal Agreements”) with all Aboriginal Groups with whom the Company, any of its Subsidiaries or any of the Joint Ventures has any such dealings and any written notices of an Aboriginal Claim received by the Company or any of its Subsidiaries where there is no current Aboriginal Agreement in place with the Aboriginal Group, in each case, as of the date hereof. Copies of the Aboriginal Agreements as in effect as of the date hereof have been made available in the Data Room. Other than as disclosed in the Company Disclosure Letter, as of the date hereof, neither the Company, any of its Subsidiaries, the Ekati Buffer Zone, the Ekati Core Zone Joint Venture nor, to the knowledge of the Company, any of the Diavik Joint Venture or its manager, as the case may be, has received any written notice of a material Aboriginal Claim which affects the Company, any of its Subsidiaries, the Joint Ventures or the Mine Properties.

(ii)      No material dispute between the Company or any of its Subsidiaries and any aboriginal, non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s or any of its Subsidiaries’ properties or exploration activities.

(aa)      Employees.

(i)        All written contracts in relation to the top five compensated Company Employees (calculated based on annual base salary plus target cash bonus) have been made available in the Data Room.

(ii)       The independent contractors of the Company and its Subsidiaries are not entitled to any severance or similar payments upon termination of their Contracts that would be material.

(iii)      To the knowledge of the Company, neither any individual current officer or other key current employee of the Company nor any group of current employees of the Company has given notice to the Company of any intention to terminate employment with the Company and, to the knowledge of the Company, no such officer, employee or group of employees has any intention to terminate his, her or their employment with the Company.

(iv)       The Company and each of its Subsidiaries are and have been in compliance, in all material respects, with all terms and conditions of employment applicable to Company Employees and all Laws respecting employment in all locations where Company Employees work, including pay equity, employment and labour standards, labour relations, human rights, privacy, workers’ compensation and occupational health and safety, and there are no outstanding material claims, complaints, investigations or orders under any such Laws. To the knowledge of the Company, there are no pending or threatened investigations into any alleged breach of any such Laws.

(v)       There is no material grievance or arbitration proceeding in progress or, to the knowledge of the Company, threatened against the Company or its Subsidiaries. The Company has not and is not engaged in any unfair labour practices.

(vi)       No action is outstanding or, to the knowledge of Company, threatened against the Company or any Subsidiary with respect to any current or former employee or independent contractor of Company concerning his or her relationship with Company.

(vii)      Except as disclosed in Section 3.1(1)(aa) of the Company Disclosure Letter, no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments or severance payments or agreements with Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any of the other Transactions, including a change of control of the Company or of any of its Subsidiaries.

(viii)     There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance legislation and there are no material orders under applicable occupational health and safety legislation relating to the Company or its Subsidiaries which are currently outstanding.

(bb)      Collective Agreements.

(i)      Section 3.1(1)(bb)(i) of the Company Disclosure Letter sets forth a list of all Collective Agreements as of the date hereof. Except as disclosed in Section 3.1(1)(bb)(i) of the Company Disclosure Letter (A) there are no collective bargaining or union agreements or other binding commitments in force with respect to Company Employees, (B) no Person holds bargaining rights with respect to any Company Employees and (C) to the knowledge of the Company, no Person has applied to be certified as the bargaining agent of any Company Employees.

(ii)       None of the Company or any of its Subsidiaries has engaged in any lay-off activities within the past three years that would violate or in any way subject the Company or any of its Subsidiaries to the group termination or lay-off applicable requirements of Law.

(iii)      As of the date hereof: (A) the Company and its Subsidiaries are not subject to any application for certification and, to the knowledge of the Company, there are no threatened union-organizing campaigns for Company Employees not covered under a Collective Agreement; (B) there are no current or, to the knowledge of the Company, threatened strikes, lockouts or other work stoppage or slowdown affecting the Company Employees; (C) there are no current (active) successor or related employer applications relating to the Company Employees; and (D) there are no employee associations, voluntarily recognized or certified unions authorized to represent any of the Company Employees other than pursuant to the Collective Agreements.

(cc)      Employee Plans.

(i)        Section 3.1(1)(cc)(i) of the Company Disclosure Letter lists all Employee Plans in effect as of the date hereof. The Company has made available in the Data Room true, complete and up to date copies of all such material Employee Plans, as amended, together with all related documentation, including all actuarial valuations required to be filed with a Governmental Entity and correspondence with Government Entities with respect to such filed actuarial valuations of any Pension Plan (as defined herein). No set of facts exist and no changes have occurred which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser. No commitments to improve or otherwise amend any material Employee Plan have been made.

(ii)       Each Employee Plan is and has been established, registered, qualified, funded and administered in accordance with Law and in accordance with their terms, in all material respects. No fact or circumstance exists which could adversely affect the registered or qualified status of any such material Employee Plan.

(iii)      Section 3.1(1)(cc)(iii) of the Company Disclosure Letter identifies each Employee Plan that is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act (collectively, the “Pension Plans”). Except as disclosed in Section 3.1(1)(cc)(iii) of the Company Disclosure Letter, no Pension Plan contains or has ever contained a “defined benefit provision” as that term is defined in subsection 147.1(1) of the Tax Act.

(iv)      The Company or a Subsidiary has made all contributions and paid all premiums in respect of each material Employee Plan in a timely fashion in accordance with Law and in accordance with the terms of the applicable Employee Plan and all Collective Agreements. All liabilities of the Company and each Subsidiary (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with IFRS in the financial statements of the Company referred to in Section 3.1(1)(i) as of the dates of such financial statements.

(v)       None of the Employee Plans (other than pension, retirement savings or retirement income plans) provide for retiree benefits or for benefits to retired or terminated Company Employees or to the beneficiaries or dependents of retired or terminated Company Employees.

(vi)      To the knowledge of the Company, no Employee Plan is subject to any, or any pending or threatened, material investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other Person (other than routine claims for benefits). To the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such proceeding, action or claim.

(vii) No Employee Plan is a “multi-employer pension plan” as such term is defined under the Pension Benefits Standards Act, 1985 (Canada) or any similar plan for purposes of pension standards legislation of another jurisdiction. Neither the Company nor any of its Subsidiaries, has at any time sponsored or contributed to, or had any liability or obligation in respect of, any such multi-employer pension plan.

(viii)     All data necessary to administer each Employee Plan is in the possession of the Company or a Subsidiary or their respective agents and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all Applicable Laws and such data is true and correct.

(ix)       Except for the DSU Plan, the PSU Plan, the RSU Plan and the Stock Option Plan, the execution of this Agreement and the completion of the Transactions will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Company Employee or former Company Employee or their beneficiaries.

(dd)      Insurance. The Company, each of its Subsidiaries and, to the knowledge of the Company, DDMI are, and have been continuously since February 1, 2014, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company, taken as a whole. All material insurance policies with respect to the business and assets of the Company, its Subsidiaries, the Ekati Diamond Mine and, to the knowledge of the Company, the Diavik Diamond Mine are in full force and effect, no written notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder. To the knowledge of the Company, there is no material claim pending under any insurance policy of the Company, its Subsidiaries or DDMI that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(ee)      Taxes. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)        The Company and each of its Subsidiaries has timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct.

(ii)       The Company and each of its Subsidiaries has paid or caused to be paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(iii)      No deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

(iv)      The Company and each of its Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(v)      The Company and each of its Subsidiaries have complied with the intercompany transfer pricing provisions of each Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(ff)      Money Laundering. The operations of the Company and of each of its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(gg)      Corrupt Practices. None of the Company, its Subsidiaries, or to the knowledge of the Company, any of its or their respective directors, officers, employees, agents or other representatives acting on behalf of the Company or any of its Subsidiaries, has, in the five years prior to the date of this Agreement, violated (i) the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any similar Law; or (ii) Canadian or U.S. Laws regarding economic sanctions and export controls. No action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to Laws referred to in clause (i) or (ii) is pending or, to the knowledge of the Company, threatened.

(hh)      Opinions of Financial Advisors. The Board has received each of the Fairness Opinions, and such Fairness Opinions have not been withdrawn or modified as of the date of this Agreement.

(ii)        Brokers. Except for fees payable to each of the Financial Advisors, no investment banker, broker, finder, financial advisor or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by the Company or any of its Subsidiaries in connection with the Transactions. In Section 3.1(1)(ii) of the Company Disclosure Letter the Company has disclosed to the Purchaser all fees, commissions or other payments that may be payable to the Financial Advisors payable by the Company or its Subsidiaries in connection with this Agreement or the Transactions.

(jj)        Investment Canada Act. The Company is not a cultural business within the meaning of section 14.1 of the Investment Canada Act.

(2)      Except for the representations and warranties made by the Company in Section 3.1, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to the Purchaser or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and the Purchaser acknowledges the foregoing.

Section 3.2	Representations and Warranties of the Purchaser

(1)      The Purchaser represents and warrants to the Company that:

(a)      Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation. Except as would not be reasonably expected to, individually or in the aggregate, prevent or materially delay consummation of the Transactions, the Purchaser has the requisite power and capacity to own and lease its assets and properties and conduct its business as now conducted. The Purchaser has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(b)      Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to complete the Transactions. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Transactions.

(c)      Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)      Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transactions do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any filings required in order to obtain, and any approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain, and approvals required by, the Final Order; (iii) filings with the Director under the CBCA; (iv) the Required Regulatory Approvals and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, prevent or materially impede the ability of the Purchaser to consummate the Transactions.

(e)      Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transactions do not and will not:

(i)      contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser; or

(ii)       assuming compliance with the matters referred to in Section 3.2(1)(d) above, contravene, conflict with or result in a violation or breach of any Law.

(f)      Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser, threatened, against or involving the Purchaser or any of its Affiliates by or before any Governmental Entity nor is the Purchaser or any of its Affiliates subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Transactions.

(g)      Security Ownership. Neither the Purchaser nor any of its Affiliates or any other Person acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Shares or any securities that are convertible into or exchangeable or exercisable for Shares.

(h)      Investment Canada Act. The Purchaser is a WTO Investor for purposes of the Investment Canada Act.

(i)      Financing Capability.

(i)       The Purchaser has delivered to the Company a true and correct copy, including all exhibits, schedules or amendments thereto, of each of the Debt Commitment Letter, the Debt Fee Letter and the Equity Commitment Letter; provided, that the Debt Fee Letter has been redacted to omit fee amounts, “flex” provisions, pricing caps and other economic terms (none of which would adversely affect conditionality or reduce the amount available pursuant to the Debt Financing). Each of the Debt Commitment Letter and the Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing and the Equity Financing, respectively, available to the Purchaser (and any Affiliates of the Purchaser named therein) on the terms therein. Except for the Debt Fee Letter and customary engagement letters, there are no side letters or other agreements, arrangements or understandings, whether written or oral, contingent or otherwise, with any Person relating to the availability, amount or conditionality of the Equity Financing or the Debt Financing, other than as set forth in the Debt Commitment Letter.

(ii)      The aggregate proceeds of the Debt Financing provided for in the Debt Commitment Letter, together with the Equity Financing provided for in the Equity Commitment Letter and $150,000,000 of cash of the Company, will be sufficient to consummate the Transactions and pay all other amounts, costs, fees and expenses related thereto. As of the date of this Agreement: (A) the Debt Commitment Letter and Equity Commitment Letter are in full force and effect, and neither the Debt Commitment Letter or the Equity Commitment Letter have been amended (and no waiver of any provision thereof has been requested or granted); (B) the commitments contained in the Debt Commitment Letter and the Equity Commitment Letter remain in full force and effect and have not been withdrawn or rescinded in any respect; and (C) assuming the conditions set forth in Section 6.2(1), Section 6.2(2) and Section 6.2(6) are satisfied, (x) no event has occurred and no circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach under either the Debt Commitment Letter or the Equity Commitment Letter on the part of the Purchaser (nor does the Purchaser have knowledge of any such event on the part of any other party thereto) and (y) the Purchaser has no reason to believe that any of the conditions to the Debt Financing or the Equity Financing will not be satisfied or that the Debt Financing or the Equity Financing will not be available to the Purchaser as of the Closing.

(iii)      As of the date hereof, the Purchaser has fully paid (or caused to be fully paid) all commitment fees or other fees and expenses which are due and payable on or prior to the date hereof in respect of the Debt Commitment Letter and the Equity Commitment Letter.

(iv)      Each of the Debt Commitment Letter and the Equity Commitment Letter constitute a valid and legally binding agreement of the Purchaser and, to the knowledge of the Purchaser, each other party thereto, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third-party beneficiary thereof and is entitled to require the Purchaser to enforce such agreement.

(j)      Solvency. Assuming that (i) the conditions to the obligation of the Purchaser to consummate the Arrangement set forth in Section 6.1 and Section 6.2 have been satisfied or waived, (ii) the representations and warranties of the Company in Section 3.1 are accurate and complete and (iii) the Required Financial Information fairly presents the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby, then immediately following the Effective Time and after giving effect to all of the Transactions, including the Debt Financing, the payment of the aggregate consideration under the Plan of Arrangement, the Transactions and payment of all related fees and expenses, the Company and its Subsidiaries, when taken as a whole on a consolidated basis, (a) have property with fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (b) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

(k)      Ownership of Purchaser. The Purchaser is indirectly 100% beneficially owned by the Roy Dennis Washington Trust (the “Trust”) and, prior to the date hereof, the Purchaser has disclosed to the Company all trustees of the Trust and any beneficiary of the Trust with a greater than 50% beneficial ownership in the Trust.

(l)      Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser or any of its Affiliates, except for Persons, if any, whose fees and expenses will be paid by the Purchaser.

(2)      Except for the representations and warranties set forth in this Agreement, none of the Purchaser or any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

ARTICLE 4
COVENANTS

Section 4.1	Conduct of Business of the Company

(1)      The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (a) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (b) as required or permitted by this Agreement; (c) as required by Law or to comply with any Order or request from a Governmental Entity; (d) as permitted by Section 4.13; or (e) as disclosed in the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to conduct its business in the Ordinary Course, in accordance with Laws, and to use its commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners, joint venture partners, Aboriginal Groups, Governmental Entities, sureties and other Persons with which the Company or any of its Subsidiaries has business relations and to perform and comply in all material respects with all of its obligations under the Material Contracts.

(2)      Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (a) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (b) as required or permitted by this Agreement; (c) as required by Law or to comply with any Order or request from a Governmental Entity; (d) as permitted by Section 4.13 or (e) as disclosed in the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)       amend its articles of incorporation, articles of amalgamation, by-laws, partnership agreement or similar organizational documents;

(ii)      split, combine or reclassify, or amend any term of, any outstanding securities of the Company or of any Subsidiary;

(iii)        redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, except: (A) for the acquisition of shares of capital stock of any wholly-owned Subsidiary of the Company by the Company or by any other wholly-owned Subsidiary of the Company; or (B) to settle awards outstanding on the date of this Agreement under the RSU Plan or PSU Plan in accordance with the terms of such plans;

(iv)       issue, grant, deliver or sell, or authorize the issuance, grant, delivery or sale of, any shares in the capital of the Company or any of its Subsidiaries, any DSUs, RSUs or PSUs or any options, warrants or similar rights exercisable or exchangeable for or convertible into such shares in the capital of the Company or any of its Subsidiaries, except for: (A) the issuance of Shares issuable upon the exercise of any outstanding Company Options or the vesting of any outstanding RSUs or the issuance of dividend equivalents under the DSU Plan, RSU Plan or PSU Plan in each case which are issued and outstanding on the date of this Agreement, or (B) the issuance of any shares in the capital of any Subsidiary of the Company to the Company or a wholly-owned Subsidiary of the Company;

(v)        take up and pay for any Shares under the Company’s normal course issuer bid;

(vi)       acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses (i) having a cost (inclusive of assumed liabilities), on a per transaction or series of related transactions basis, in excess of $7,500,000 and subject to a maximum of $15,000,000 for all such transactions, other than for greater certainty Ordinary Course procurement contracts or (ii) if such acquisition would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement, other than, in each case, any such acquisitions by DDMI as manager of the Diavik Joint Venture;

(vii)      sell, lease, pledge or otherwise transfer or encumber, or grant any Liens with respect to, directly or indirectly, in one transaction or in a series of related transactions, any of the Joint Venture Interests or any of the Company’s or its Subsidiaries other assets which have a value greater than $10,000,000 in the aggregate, other than (i) the sale, lease or other transfer of inventories in the Ordinary Course, (ii) Permitted Liens, (iii) in compliance with Section 4.13 of this Agreement, (iv) as a result of an action by DDMI as manager of the Diavik Joint Venture or (v) as between any Subsidiary of the Company and the Company or any other wholly-owned Subsidiary of the Company;

(viii)      reorganize, amalgamate or merge the Company or any Subsidiary of the Company other than a reorganization, amalgamation or merger solely between or among the Company and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of the Company;

(ix)       adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(x)        make any capital expenditures or commitment to do so, except (i) as set out in the Company Disclosure Letter or (ii) relating to the maintenance of its assets, such expenditures or commitments which individually, or in the aggregate, do not exceed $7,500,000;

(xi)       make any material Tax election, information schedule, return or designation, except, in each case, in the Ordinary Course, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(xii)       except in the Ordinary Course in connection with customary cash management activities and other than pursuant to the Plan of Arrangement, make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any wholly-owned Subsidiary of the Company, in an amount on a per transaction or series of related transactions basis in excess of $3,500,000 individually and $15,000,000 in the aggregate;

(xiii)      knowingly: (i) take any action, (ii) permit any inaction, or (iii) enter into any transaction, other than in the Ordinary Course or in connection with a Contemplated Reorganization Transaction, that, in each case, could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries (or any of their respective successors);

(xiv)      create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, without duplication, in excess of $7,500,000 other than (A) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or by the Company to a wholly-owned Subsidiary of the Company, (B) in connection with funding the capital requirements of a non-wholly-owned Subsidiary of the Company so long as such indebtedness is recourse solely to such non-wholly-owned Subsidiary, (C) the Debt Financing or (D) under the Existing Senior Secured Credit Agreement to fund immediate liquidity needs (other than for reclamation bonding) where cash resources are unavailable;

(xv)      other than pursuant to the Plan of Arrangement or in the Ordinary Course or between the Company and a wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company, assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(xvi)      enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xvii)      make any material change in the Company’s accounting principles, except as required by concurrent changes in IFRS;

(xviii)     except in the Ordinary Course, grant any general increase in the rate of wages, salaries and bonuses of Company Employees or make any bonus or profit sharing distributions or similar payments;

(xix)       adopt any new Employee Plan or material amendment or modification of an existing Employee Plan;

(xx)       enter into any new collective agreement or union agreement or amend, modify, terminate or waive any right under the Collective Agreements or agree to any such amendment, modification, termination or waiver of rights;

(xxi)      (A) increase or grant any severance, change of control or termination pay to (or amend any existing Contract in this regard from that in effect on the date hereof with) any officer or director of the Company, any other Company Employee or any contractor or consultant of the Company and its Subsidiaries; (B) increase the benefits payable under any existing severance or termination pay policies with any officer or director of the Company, any other Company Employee or any contractor or consultant of the Company and its Subsidiaries; (C) enter into any employment, deferred compensation or other similar Contract (or amend any such existing Contract) with any director or officer of the Company; (D) increase the benefits payable under employment agreements with any director or officer of the Company; or (E) increase compensation, bonus levels or other benefits payable to any director or officer of the Company;

(xxii)      commence, waive, release, assign, settle or compromise any claims, dissent rights, litigation, proceedings or governmental investigations in excess of an amount of $3,500,000 individually or $7,500,000 in the aggregate or which would reasonably be expected to (i) impede, prevent or delay the consummation of the transactions contemplated by this Agreement or (ii) have a material adverse impact on the operations of the Company and its Subsidiaries;

(xxiii)     except in the Ordinary Course, amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(xxiv)      except as contemplated in Section 4.8, amend, modify, terminate, cancel or permit to lapse any material insurance policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, the Company uses commercially reasonable efforts to put in place replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums as were in effect;

(xxv)       in respect of any material Company Asset, waive, release or let lapse any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization;

(xxvi)       license or transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than in the Ordinary Course or to wholly-owned Subsidiaries;

(xxvii)     enter into any material transaction with any Company Employee, any independent contractor of the Company or its Subsidiaries or any director or officer of the Company or any of its Subsidiaries;

(xxviii)    enter into or amend any Contract with any broker, finder or investment banker resulting in fees payable in excess of $5,000,000 or an increase of such fees in excess of $5,000,000;

(xxix)      abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could result in the material loss, expiration, termination or surrender of, or result in the loss of any material benefit under, or be reasonably expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of, any material Authorizations; or

(xxx)      authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Prior to the Effective Date, the Company will exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of Law.

Section 4.2	Covenants of the Company Relating to the Arrangement

(1)      The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and use its commercially reasonable efforts do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transactions and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements or amendments that are necessary under the Material Contracts to permit the consummation of the transactions contemplated by this Agreement or required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case on terms satisfactory to the Purchaser, acting reasonably but without being required to pay or provide a commitment to pay any consideration in respect thereof;

(c)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement, as soon as reasonably practicable;

(d)      using its commercially reasonable efforts to facilitate discussions among the Purchaser and any other third parties with whom the Company has business relations as may be reasonably requested by the Purchaser;

(e)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(f)      not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement.

(2)      The Company shall promptly notify the Purchaser in writing of:

(a)      any notice or other communication from any Person (other than Governmental Entities in connection with the Required Regulatory Approvals, which shall be governed by Section 4.4) alleging that the consent of, or notice to, such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(b)      any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Company or any of its Subsidiaries, the Joint Venture Interests, or that relate to this Agreement or the Arrangement other than in connection with obtaining the Required Regulatory Approvals which approvals shall be governed by Section 4.4; or

(c)      any notice or other written communication from any material joint venture partner, contractor, consultant, Aboriginal Group, union, supplier, customer, distributor, lessor, landlord, creditor or other Person with whom the Company or any of its Subsidiaries has a material business relationship to the effect that such joint venture partner, contractor, consultant, Aboriginal Group, union, supplier, customer, distributor, lessor, landlord, creditor, surety or other Person is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the transactions contemplated hereby or the taking by any such joint venture partner, contractor, consultant, Aboriginal Group, union, supplier, customer, distributor, lessor, landlord, creditor, surety or other Person of any action which may have a Material Adverse Effect;

(d)      any notice or other communication from any joint venture partner, Aboriginal Group, Governmental Entity or surety relating to this Agreement or the transactions contemplated under this Agreement; or

(e)      to the extent permitted by, and in full compliance with, Law, any notice, whistleblower complaint, other communication received by the Company, its Subsidiaries or their respective Representatives from any Person alleging that the Company or any of its Subsidiaries or their respective Representatives has: (i) violated or is violating any provision of Canada’s Corruption of Foreign Public Officials Act, the United States’ Foreign Corrupt Practices Act, and the United Kingdom’s Bribery Act or any applicable Law of similar effect (collectively, “Applicable Anti-Corruption Laws”); (ii) made or authorized any contribution, payment or promise to make payment of any money, gift, loan, reward, advantage or benefit of any kind, directly or indirectly, to or for the benefit of a Government Official to influence any act or omission of any Government Official or Governmental Entity; (iii) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (iv) used or is using any corporate funds for any direct or indirect illegal payments to any Government Officials; (v) established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; (vi) made, offered to pay, promised to pay or authorized any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature; (vii) been or is subject to any investigation by any governmental authority or regulatory agency regarding any actual, alleged or potential violation of, or failure to comply with, Applicable Anti-Corruption Laws; (vii) failed to maintain internal controls or books, records or accounts in accordance with Applicable Anti-Corruption Laws; or (viii) failed, in any material respect, to adhere to the requirements of the Company’s or any of its Subsidiaries’ anti-corruption compliance program.

Section 4.3	Covenants of the Purchaser Relating to the Arrangement

(1)      The Purchaser shall perform all obligations required to be performed by them under this Agreement, co-operate with the Company in connection therewith, and use commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transactions and, without limiting the generality of the foregoing, the Purchaser shall, and shall cause each of its Affiliates to:

(a)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to them and comply promptly with all requirements imposed by Law on them with respect to this Agreement or the Arrangement;

(b)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to assist and cooperate with the Company in obtaining and maintaining all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements or amendments that are necessary under the Material Contracts to permit the consummation of the transactions contemplated by this Agreement or required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, but without being required to pay or provide a commitment to pay any consideration in respect thereof;

(c)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser and its Affiliates relating to the Arrangement, as soon as reasonably practicable;

(d)      other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any Order and defend, or cause to be defended, any proceedings to which they are a party or brought against them or their directors or officers challenging the Arrangement or this Agreement; and

(e)      not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement.

(2)      The Purchaser shall promptly notify the Company in writing of:

(a)      any notice or other communication from any Person (other than Governmental Entities in connection with the Required Regulatory Approvals, which shall be governed by Section 4.4) alleging that the consent of, or notice to, such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(b)      any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser that relate to this Agreement or the Arrangement other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4; or

(c)      any notice or other communication from any joint venture partner, Aboriginal Group, Governmental Entity or surety relating to this Agreement or the Transactions.

Section 4.4	Regulatory Approvals

(1)      Notwithstanding any other provision of this Agreement:

(a)      the Purchaser shall, as soon as reasonably practicable and in any event within 10 Business Days following the date hereof or such other period of time as may be agreed to by the Parties:

(i)       file with the Commissioner of Competition a competition brief (the “Competition Brief”) in respect of the Transactions requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter and such submission shall explain why the Transactions will not prevent or lessen, or be likely to prevent or lessen, competition substantially within the meaning of section 92 of the Competition Act; and

(ii)      file with the Director of Investments an application for review (the “Application for Review”) pursuant to Section 17 of the Investment Canada Act in respect of the Transactions and within 15 Business Days thereafter file draft undertaking with the Director of Investments.

(b)      The Purchaser and the Company shall, if the Competition Act Approval is not received within 35 Business Days following the date the Purchaser files the Competition Brief or such other period of time as may be agreed to by the Parties, file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Transactions as soon as reasonably practicable thereafter and in any event within 10 Business Days following the date thereof or such other period of time as may be agreed to be the Parties.

(c)      the Purchaser shall pay all filing or similar fees payable by any of the Parties or their Representatives to a Governmental Entity in connection with a Regulatory Approval, as well as any applicable Taxes payable in connection therewith, and the Purchaser shall promptly reimburse the Company for any such fees or Taxes paid by the Company or its Representatives;

(d)      the Purchaser shall, and shall cause its Affiliates to, use all reasonable efforts to promptly and expeditiously take all steps required to permit the Closing to occur at the earliest possible date and in any event prior to the Outside Date and to obtain the Regulatory Approvals at the earliest possible date including:

(i)	not withdrawing any filings or notifications in respect of the Regulatory Approvals;

(ii)

in respect of any Merger Control Law, including in respect of the Competition Act Approval, proposing, negotiating, accepting, agreeing to, committing to and/or effecting, by consent agreement or otherwise, the sale, license, amendment, divestiture or disposition of the assets, properties, businesses, contracts, licenses and content of the business to be acquired by the Purchaser pursuant to this Agreement, and any behavioural or other remedy imposing conditions, restraints, licenses, amendments and limitations on the assets, properties, businesses, contracts, licenses and content of the business to be acquired by the Purchaser pursuant to this Agreement; provided that, as it relates to the Company and its Subsidiaries, any such actions are conditioned on the Closing; and

(iii)

in respect of the ICA Approval (A) proposing, negotiating, accepting, agreeing to, committing to and/or effecting written undertakings in a form and with the content that is customary for mining industry transactions of this nature involving a public mining company in similar circumstances and stage of development, and taking into account the Company’s significant operations in the Northwest Territories and its significance to the economy of the Northwest Territories, and (B) negotiating in good faith revised undertakings, if necessary, in order to obtain the ICA Approval and demonstrate that the Transactions are of net benefit to Canada and to ensure that the Transactions are not prohibited under the Investment Canada Act, provided that such undertakings would not, individually or in the aggregate, reasonably be expected to have a substantial negative financial impact on the Purchaser, the Company and the Company’s Subsidiaries (on a consolidated basis); provided that, as it relates to the Company and its Subsidiaries any such undertakings, terms and conditions are conditioned on Closing; and

(e)      the Purchaser shall, and shall cause each of its Affiliates to, and the Company shall, promptly provide all information, documents and data to Governmental Entities as may be requested, required or ordered pursuant to statutory and non-statutory requests for information, supplemental information requests and any court orders in connection with the Regulatory Approvals.

(2)      The Purchaser shall have primary carriage of the efforts to secure the Regulatory Approvals, but shall request and respond to the views and input of the Company regarding the Regulatory Approval process, including the timing for the submission of any revised undertakings to the Director of Investments or the extension of any review or waiting periods, and shall consider the Company’s views and input in good faith. The Parties shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(a)      the Parties shall exchange advance drafts of all submissions, material correspondence (including emails), filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of this Agreement or the Arrangement, will consider in good faith any suggestions made by the other Parties and their counsel and will provide the other Parties and its counsel with final copies of all such material submissions, correspondence (including emails), filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of this Agreement or the Arrangement; provided, however, that competitively sensitive information (which, for greater certainty, shall include draft undertakings) may be provided only to the external legal counsel and external experts of the Parties;

(b)      each Party will keep the other Parties and their respective counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity and their staff, in respect of this Agreement or the Arrangement, including providing copies of all material written (including email) communications on a timely basis, and will not participate in such material communications or meetings without giving the other Parties and their respective counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Purchaser and the Company, as the case may be, will allow external legal counsel for the other Party to participate; and

(c)      the Company shall make available its Representatives, on the reasonable request of the Purchaser, to assist the Purchaser in obtaining the Regulatory Approvals, including by (i) making introduction and arranging meetings with key stakeholders and leaders of Governmental Entities and Aboriginal Groups and participating in those meetings, (ii) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals, (iii) keeping the Purchaser updated on the status of any ongoing negotiations or discussions between the Company and the Aboriginal Groups, and (iv) responding promptly to requests for support, documents, information, comments or input where reasonably requested by the Purchaser in connection with the Regulatory Approvals.

(3)      If any objections are asserted with respect to the Arrangement or other Transactions under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the Transactions as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Purchaser shall, and shall cause each of its Affiliates to, use all reasonable efforts to resolve such objection or proceeding so as to allow the Effective Time to occur at the earliest date and in any event prior to the Outside Date.

Section 4.5	Access to Information; Confidentiality

(1)      From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1(1), subject to Law and the terms of any existing Contracts, in each case solely for the purpose of furthering the consummation of the transactions contemplated by this Agreement (and integration activities related thereto), the Company shall, and shall cause its Subsidiaries and their respective officers, directors, Company Employees, contractors of the Company to: (a) give to the Purchaser and its Representatives reasonable access upon prior notice to the offices, properties, books and records of the Company and its Subsidiaries during normal business hours; and (b) furnish to the Purchaser and its Representatives such financial and operating data and other information as such Persons may reasonably request (including continuing access to the Data Room), in each case, so long as such actions do not unduly interfere with the ordinary course conduct of the business of the Company or result in the disclosure of any trade secrets. None of the Purchaser or any of its Representatives will contact any employee, customer, supplier or joint venture partner of the Company or any of its Subsidiaries except after receiving the prior consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. Without limiting the foregoing and subject to the terms of any existing Contracts: (i) the Purchaser and their representatives shall, upon reasonable prior notice, have the right to conduct site visits at the Company’s Mine Properties; and (ii) the Company shall, upon the Purchaser’s reasonable request, facilitate discussions between the Purchaser and any third party from whom consent is required, in each case, so long as such actions do not unduly interfere with the ordinary course conduct of the business of the Company or result in the disclosure of any trade secrets.

(2)      Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)      For greater certainty, the Purchaser and its Representatives shall treat all information furnished to the Purchaser or any of its Representatives in connection with the Transactions or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement. The disclosure of information by the Purchaser in accordance with Section 4.12(3) in connection with the Debt Financing shall not require the prior written approval of the Company pursuant to the Confidentiality Agreement.

(4)      Notwithstanding any provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser, the Debt Financing Sources or their respective Representatives if the Company reasonably determines that such access or disclosure would violate any Material Contract or jeopardize any solicitor-client or similar privilege of the Company or its Subsidiaries provided that, to the extent any information is withheld due to a potential waiver of such privilege, the Company shall notify the Purchaser of the nature of the information which is being withheld and the basis for privilege and shall use all commercially reasonable efforts to find a way to allow disclosure of such information, including entering into common interest privilege agreements or other arrangements, as appropriate. Subject to Section 4.12(3), for the avoidance of doubt, neither the foregoing nor any other provision of this Agreement shall be deemed to limit any customary or required disclosures made by the Purchaser, its affiliates (as applicable) or any of their Representatives to the Debt Financing Sources as part of customary due diligence investigation for the offering of debt securities, or prohibit the disclosure of such information in an offering memorandum, lender presentation, confidential information memorandum or other marketing material, so that such material do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such statements in light of the circumstances they were made, not misleading. In the event that any material non-public information with respect to the Company or the Company Assets would be disclosed in accordance with the preceding sentence, the Purchaser shall provide the Company with a copy of such disclosure prior to its use in such materials, and give reasonable consideration to any comments of the Company.

(5)      Nothing contained in this Agreement shall give the Purchaser, the Debt Financing Sources or their respective Representatives, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.

(6)      Notwithstanding any provision of this Agreement but subject to the confidentiality provisions (but not the “anti-clubbing” provisions) of the Confidentiality Agreement, after obtaining approval of the Arrangement Resolution, Washington Corporation shall be permitted to speak to any Person, and any Person shall be permitted to speak to Washington Corporation, regarding a possible investment directly or indirectly in the Purchaser so long as such investment occurs after the Effective Time; provided, that such activities would not be reasonably expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement or the obtaining of any Regulatory Approvals.

Section 4.6	Cooperation Regarding Reorganization

(1)      The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate with the Purchaser in preparing any reorganization or transfer of securities, assets or business as the Purchaser may reasonably require or as may be necessary or appropriate to complete the Transactions, including amalgamations, liquidations or asset transfers (each a “Contemplated Reorganization Transaction”), and to use its commercially reasonable efforts to implement any such Contemplated Reorganization Transaction as the Purchaser may request; provided, however, that (i) such requested cooperation does not unreasonably nor materially interfere with the ongoing operations of the Company and its Subsidiaries, (ii) such Contemplated Reorganization Transaction is not, in the opinion of the Company, acting reasonably, prejudicial to the Securityholders of the Company, the Company or any of its Subsidiaries and does not result in Taxes being imposed on, or any adverse Tax or other consequences to, any Securityholder of the Company, (iii) such Contemplated Reorganization Transaction shall not materially impede or delay, or prevent, the receipt of any Regulatory Approvals, the satisfaction of any other conditions set forth in Article 6, the ability of the Purchaser to obtain the Debt Financing or consummation of the Transactions, (iv) such Contemplated Reorganization Transaction does not require the Company to obtain the approval of the Shareholders (other than is obtained by virtue of the approval of the Arrangement) and does not require the Company or any of its Subsidiaries to obtain any material consent of any third party (including under any Authorization) or to follow any right of first offer or preemptive right procedure provided for under any Material Contract, (v) the Purchaser shall pay all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of the implementation of or to unwind any such Contemplated Reorganization Transaction if the Arrangement is not completed, including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred, (vi) no such Contemplated Reorganization Transaction or any action of the Company or its Subsidiaries in connection therewith shall be considered to constitute a breach of the representations, warranties or covenants of the Company hereunder or in determining whether any of the conditions in Section 6.1 or Section 6.2 have been satisfied, (vii) such Contemplated Reorganization Transaction shall not be contrary to applicable Laws or the constating documents of the Company or any of its Subsidiaries (excluding wholly owned Subsidiaries) and would not result in any breach by the Company or any of its Subsidiaries of any Contract or Authorization, (viii) such Contemplated Reorganization Transaction shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement and shall have confirmed in writing that each of them is prepared, and able, to promptly and without condition and delay proceed to effect the Arrangement, and (ix) such Contemplated Reorganization Transaction is effected as close as reasonably practicable to the Effective Time.

(2)      The Purchaser shall provide written notice to the Company of any proposed Contemplated Reorganization Transaction at least 15 Business Days prior to the anticipated Effective Time. No Contemplated Reorganization Transaction will be made effective unless (A) it is reasonably certain, after consulting with the Company, that the Arrangement will become effective, (B) such Contemplated Reorganization Transaction can be reversed or unwound without materially adversely affecting the Securityholders of the Company, the Company or any of its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated, or (C) the Company otherwise consents, acting reasonably. The obligation of the Purchaser to reimburse the Company for fees and expenses and be responsible for costs as set out in this Section 4.6 will be in addition to any other payment the Purchaser may be obligated to make hereunder and will survive termination of this Agreement. If the Arrangement is not completed for any reason, and without prejudice to any other remedy of the Company, the Purchaser hereby indemnifies and holds harmless the Company and its Subsidiaries and their respective Representatives from and against all liabilities, losses, damages, taxes, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Contemplated Reorganization Transactions, or to reverse or unwind any Contemplated Reorganization Transactions.

(3)      Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions.

(4)      In order to enable the Company to advance the loan contemplated by Section 2.3(f) of the Plan of Arrangement, the Company agrees that it shall cooperate with the Purchaser to determine (i) the amount required to be distributed, directly or indirectly, to the Company by any of its Subsidiaries, (ii) the manner in which such distributions shall be consummated and (iii) the time at which such distributions shall be made by each Subsidiary to the Company. In any event, no later than five Business Days prior to the scheduled Effective Date, the Purchaser shall deliver a written notice to the Company specifying (x) the total amount to be advanced by way of non-interest bearing demand loan by the Company to the Purchaser pursuant to Section 2.3(f) of the Plan of Arrangement, provided, that following the advance of such demand loan the Company shall have no less than $30 million, or such lesser amount as may be agreed between the Parties, of unrestricted cash (such amount being the “Loan Amount”, as defined in the Plan of Arrangement), (y) to the extent that the Company does not already have cash in an amount at least equal to the Loan Amount and the amount required to make the payments contemplated by Section 2.3(a) through (d) of the Plan of Arrangement, the total amount to be distributed to the Company by its Subsidiaries so that the Company will have cash in an amount equal to the Loan Amount (which amount shall be distributed no later than the Business Day prior to the date funds are to be deposited with the Depositary in accordance with Section 2.8), and (z) the manner in which such distributions shall be consummated. The advance of the Loan Amount to the Purchaser and any distributions to the Company by any of its Subsidiaries in connection therewith shall be considered a Contemplated Reorganization Transaction for purposes of this Agreement and shall be subject to the same terms and conditions as a Contemplated Reorganization Transaction.

Section 4.7	Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to the Shareholders regarding the Arrangement and shall consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of its legal counsel, is required to make disclosure by Law (including in connection with disclosure required in connection with the Debt Financing) shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review and comment on the disclosure but shall otherwise not be prohibited by this Section 4.7 from making any disclosure required by Law. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. The Parties agree to issue jointly a press release with respect to the entering into of this Agreement as soon as practicable after its due execution. The foregoing shall not prevent the Company from taking any action contemplated by Article 5 or from making ordinary course announcements or public filings or from having discussions with Shareholders, financial analysts, business partners and other stakeholders so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Company. The Purchaser acknowledge that the Company will file this Agreement and a material change report with respect to the Transactions on SEDAR and EDGAR.

Section 4.8	Insurance and Indemnification

(1)      Prior to the Effective Date, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance, at a cost not exceeding 250% of the Company’s current annual aggregate premium for directors’ and officers’ liability insurance, providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time.

(2)      From and after the Effective Time, each of the Purchaser and the Company shall, and the Purchaser shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under Law (and to also advance expenses as incurred to the fullest extent permitted under Law), each present and former employee, officer and director of the Company and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as an employee, director, or officer of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement, the Transactions or arising out of or related to this Agreement and the Transactions. No Person shall settle, compromise or consent to the entry of any judgment in any claim, inquiry, action, suit, proceeding or investigation or threatened claim, inquiry, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as an employee, director or officer of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person.

(3)      The rights of the Indemnified Persons under this Section 4.8 shall be in addition to all rights to indemnification or exculpation now existing in favour of the Indemnified Persons and the Purchaser shall, from and after the Effective Time, honour all such rights and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(4)      If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assignees (a) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, each of the Parties shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

Section 4.9	Employee Matters

From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its Subsidiaries under employment agreements with current or former Company Employees, as such agreements may be amended in accordance with their terms as permitted by this Agreement or following the Effective Time, and for a period of 12 months following the Effective Time shall provide current or former Company Employees with benefits that are substantially similar to those provided by the Company under the Employee Plans; provided that no provision of this Section 4.9 shall give any Company Employee any right to continued employment or impair in any way the right of the Company or any of its Subsidiaries to terminate the employment of any Company Employee in accordance with the terms of any applicable employment contract and applicable Law.

Section 4.10	Certain Operational Matters

From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company and its Subsidiaries to honour and perform, all of the obligations of the Company or any of its Subsidiaries under any Contract with any Governmental Entity or Aboriginal Group relating to the Ekati Diamond Mine, and shall comply with, or cause the Company and its Subsidiaries to comply with, the terms of conditions of all Authorizations applicable to the Company or any of its Subsidiaries relating to the Ekati Diamond Mine, including all obligations with respect to the provision of reclamation security for the Ekati Diamond Mine.

Section 4.11	Financing.

(1)      The Purchaser shall not, without the prior written consent of the Company acting reasonably, permit any amendment or modification to be made to, or any waiver or release of any provision or remedy pursuant to, the Equity Commitment Letter or the Debt Commitment Letter or any definitive documentation in connection therewith if such amendment, modification, waiver or release would reduce the aggregate amount of either the Equity Financing or the Debt Financing below that which is required to provide the Purchaser with the funds necessary for it to consummate the Transactions at the Closing, impose new or additional conditions or otherwise expand any of the conditions to the receipt of either the Equity Financing or the Debt Financing, in each case, in a manner that would be reasonably expected to delay, impede or prevent the funding of the Debt Financing or the Equity Financing or the ability of the Purchaser to consummate the Transactions or adversely impact the ability of the Purchaser to enforce its rights against the Debt Financing Sources or Equity Financing Source or under any definitive documentation with respect thereto. The Purchaser shall not release or consent to the termination of the obligations of the Debt Financing Sources under the Debt Commitment Letter or the Equity Financing Source under the Equity Financing Letter, except for assignments and replacements of a Debt Financing Source under the terms of, and only in connection with, the syndication of the Debt Financing pursuant to the Debt Commitment Letter and except in connection with the entry into any alternative financing that satisfies the requirements of this Section 4.11. For the avoidance of doubt, the Purchaser may amend, supplement, modify or replace the Debt Commitment Letter as in effect at the date hereof, (1) as expressly permitted by Section 4.11(3) below or (2) in any manner consistent with the immediately preceding sentence, including, (w) as required pursuant to the “market flex” provisions in the Debt Fee Letter, (x) to add or replace lenders, lead arrangers, bookrunners, syndication agents or other parties (for the avoidance of doubt, providing additional or replacement lenders, lead arrangers, bookrunners, syndication agents or similar entities with consent rights with respect to existing conditions shall not constitute the addition, expansion, amendment or modification of any condition of the Debt Financing), (y) to increase the amount of indebtedness available thereunder, or (z) subject to the first sentence of this Section 4.11(1), to add or replace facilities with one or more new facilities. For purposes of this Agreement, references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 4.11.

(2)      The Purchaser shall, and to the extent applicable shall cause its Affiliates to, use reasonable best efforts to arrange and obtain the proceeds of the Equity Financing and the Debt Financing on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letter (or on such terms applicable to debt securities to be issued in lieu of the bridge facility contemplated under the Debt Commitment Letter as are contemplated or otherwise agreed between the Purchaser and Debt Financing Sources responsible for arranging the issuance of such debt securities) by no later than the Closing, including using reasonable best efforts to (i) maintain in effect the Equity Commitment Letter and the Debt Commitment Letter; (ii) negotiate, execute and deliver prior to the Closing, definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated by the Debt Commitment Letter (or on other terms acceptable to the Purchaser so long as such other terms do not (A) reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter below the amount that is required to provide the Purchaser with the funds necessary for it to consummate the Transactions at the Closing (it being understood that issuing debt securities in replacement for all or a portion of the bridge facility contemplated under the Debt Commitment Letter shall be permitted), (B) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner that, in either case, would reasonably be expected to (1) delay, impair, impede, reduce or prevent or make less likely in any respect the Closing or (2) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (C) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter); (iii) taking into account the expected timing of the Marketing Period, satisfy (or obtain a waiver) on a timely basis all conditions to funding that are applicable to the Purchaser in the Debt Commitment Letter and/or definitive agreements for the

Debt Financing that are within its control; (iv) upon satisfaction of the conditions set forth in the Debt Commitment Letter and this Agreement, consummate the Debt Financing at or prior to Closing; (v) satisfy (or obtain a waiver) on a timely basis all conditions to funding that are applicable to the Purchaser in the Equity Commitment Letter that are within its control; (vi) upon satisfaction of the conditions set forth in the Equity Commitment Letter and this Agreement, consummate the Equity Financing at or prior to Closing; (vii) enforce its rights under the Debt Commitment Letter (and any definitive documentation related thereto); (viii) enforce its rights under the Equity Commitment Letter including by filing one or more lawsuits against the Equity Financing Source to fully enforce the Equity Financing Source’s obligations (and the rights of the Purchaser) thereunder; and (ix) cause the investor to fund at or prior to Closing the Equity Financing contemplated to be funded on the Effective Date by the Equity Commitment Letter (or such lesser amount as may be required to consummate the Transactions). The Purchaser will, promptly following the written request of the Company, provide true, correct and complete copies of any executed definitive agreements entered into in connection with the Debt Financing.

(3)      The Purchaser will use reasonable best efforts to keep the Company informed on a current basis with respect to all material developments concerning arranging and obtaining the Equity Financing or the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Company notice as promptly as reasonably practicable: (i) of any breach or default by any party to the Equity Commitment Letter or the Debt Commitment Letter or definitive documentation related to the Equity Financing or the Debt Financing of which the Purchaser becomes aware and that would reasonably be expected to delay, impair, impede, reduce or prevent or make less likely in any respect the Closing; (ii) of the receipt of any written notice or other communication from any party to the Equity Commitment Letter or the Debt Commitment Letter or any definitive document related to the Equity Financing or the Debt Financing with respect to any actual breach, default, termination or repudiation by any party to any the Equity Commitment Letter or the Debt Commitment Letter or any definitive document related to the Equity Financing or the Debt Financing or a request for amendments or waivers thereto, in each case that are or would reasonably be expected to delay, impair, impede, reduce or prevent or make less likely in any respect the Closing; (iii) if for any reason (other than the failure of conditions set forth in Section 6.1 or Section 6.2) the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Equity Financing or the Debt Financing contemplated by the Equity Commitment Letter or the Debt Commitment Letter, including if the Purchaser has any reason to believe that it will be unable to satisfy (or obtain a waiver), on a timely basis, any term or condition of the Equity Commitment Letter or the Debt Commitment Letter or any definitive document related to the Equity Financing the Debt Financing, in each case in a manner that would reasonably be expected to delay, impair, impede, reduce or prevent or make less likely in any respect the Closing; and (iv) if the Equity Commitment Letter or the Debt Commitment Letter expires or is terminated for any reason.

(4)      If any portion of the Equity Financing or the Debt Financing becomes unavailable (other than as a result of the issuance of debt securities in lieu of the bridge facility contemplated under the Debt Commitment Letter (or any portion thereof)), the Purchaser shall, and, to the extent applicable, shall cause its Affiliates to, as promptly as practicable, use reasonable best efforts to arrange and obtain commitments for alternative financing from the same or other sources of financing which alternative financing shall, notwithstanding anything to the contrary contained herein, (x) provide an aggregate Equity Financing and Debt Financing commitment amount (for the avoidance of doubt, inclusive of the commitment amount under such alternative financing) equal to or greater than the commitment amounts contained in the Equity Commitment Letter and the Debt Commitment Letter issued on the date hereof, (y) be subject to substantially the same conditions precedent as those contained in the Equity Commitment Letter and the Debt Commitment Letter as in effect on the date hereof, with such modifications as would not delay the consummation of the Transactions, and (z) otherwise be on terms and conditions (including flex provisions in respect to the Debt Financing) not materially less favourable, taken as a whole, to the Purchaser than the terms and conditions contained in the Equity Commitment Letter and the Debt Commitment Letter (and the Fee Letter) as in effect on the date hereof (it being agreed that, if alternative financing is not reasonably available to the Purchaser on such terms and conditions, the Purchaser may arrange alternative financing on such other terms and conditions as the Purchaser may in good faith deem appropriate). Notwithstanding the foregoing, in no event shall the Purchaser be required (A) to amend or waive any of the terms or conditions of this Agreement or (B) to consummate the Closing any earlier than as required by the terms of this Agreement. For the avoidance of doubt, the Purchaser’s arranging and obtaining, in replacement of the Equity Financing or Debt Financing, new or replacement financing in accordance with this Section 4.11(4) shall not modify or affect in any way the rights or obligations of any party to this Agreement.

(5)      The Purchaser acknowledges and agrees that the Purchaser obtaining financing is not a condition to any of its obligations hereunder, regardless of why such financing is not obtained or whether the reasons therefor are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 4.11 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement.

Section 4.12	Financing Cooperation.

(1)      Prior to the Closing, at the Purchaser’s sole cost and expense, the Company shall, and shall cause its Subsidiaries to, and use reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to provide the Purchaser in a timely manner with all cooperation reasonably requested by the Purchaser (provided such request is made upon reasonable notice and reasonably in advance of Closing) to assist it in causing the conditions in the Debt Commitment Letter, which the Purchaser cannot satisfy on its own behalf, to be satisfied or as is otherwise necessary or reasonably requested by the Purchaser (provided that such request is made upon reasonable notice and reasonably in advance of Closing) in connection with the Debt Financing (including the syndication thereof, and which term, for purposes of this Section 4.12, shall include any debt securities or other alternative financings issued or incurred in lieu thereof), including, without limitation:

(a)      participation by senior executives of the Company and its Subsidiaries in a reasonable number of meetings (including one-on-one meetings) with actual or prospective lenders or investors, lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and their representatives in connection with the Debt Financing;

(b)      providing reasonable assistance in the preparation of customary rating agency presentations, marketing materials, offering memoranda, lender and investor presentations (including “road show” presentations) and bank information memoranda necessary or advisable in connection with the Debt Financing and providing reasonable assistance in the preparation of customary authorization letters by the Purchaser or its Affiliates (including as to the accuracy of information and absence of material non-public information) in connection therewith to the extent requested by a Debt Financing Source (provided that no offering memoranda will be issued by the Company or any of its Subsidiaries prior to the Closing);

(c)      give to the Purchaser and the lead arranger, underwriters and initial purchasers in the Debt Financing, and each of their Representatives reasonable access upon prior notice to the offices, properties, books and records of the Company and its Subsidiaries during normal business hours;

(d)      as promptly as reasonably practicable, furnishing the Purchaser and its Debt Financing Sources with the Required Financial Information that is and remains Compliant and continuing to comply with its reporting obligations under Securities Laws through Closing;

(e)      providing reasonable assistance to the Purchaser in connection with the Purchaser’s preparation of pro forma financial statements required by the Debt Commitment Letter;

(f)      using reasonable best efforts to cause the independent accountants of the Company and its Subsidiaries to provide reasonable and customary assistance and cooperation in connection with the Debt Financing, including participating in a reasonable number of drafting and due diligence sessions and providing (i) consents for use of their reports in any materials or disclosures relating to the Debt Financing where financial information of the Company, its Subsidiaries and the Joint Ventures is included and (ii) customary comfort letters (including “negative assurance” comfort) in respect of the Required Financial Information and confirmation that such auditors are prepared to deliver such consents and comfort letters throughout the Marketing Period;

(g)      using reasonable best efforts to cause the independent “qualified persons” within the meaning of NI 43-101 who participated in the preparation of technical reports filed on behalf of the Company to participate in due diligence sessions and to provide customary consents and other written confirmations with respect to technical information regarding the Joint Ventures in any materials or disclosures relating to the Debt Financing (provided that, for greater certainty, nothing in this Agreement shall require the Company to update or prepare new technical reports in respect of any of its mineral projects);

(h)      providing reasonable assistance to facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing to the extent required by the Debt Commitment Letter; provided that such pledge of collateral, granting of security interests and any such obligations of the Company and its Subsidiaries under any agreement related thereto or other agreement or document relating to the Debt Financing shall be conditioned upon and not become effective until the Closing;

(i)      providing reasonable assistance to the Purchaser in connection with obtaining customary corporate and facilities ratings, surveys and title insurance (including such affidavits and non-imputation endorsements in connection therewith);

(j)      assisting with obtaining customary lien and guarantee terminations and instruments of discharge to be delivered at the Closing; and

(k)      at least three Business Days prior to the Effective Date, furnishing the Purchaser and the Debt Financing Sources with all documentation and other information requested by the Purchaser in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the applicable Laws of Canada.

(2)      The Company shall use reasonable best efforts to obtain, at least three Business Days prior to the Closing, and shall obtain prior to the Closing, a customary payoff letter with respect to the Existing Senior Secured Credit Agreement, providing for the termination of all Liens securing obligations under the Existing Senior Secured Credit Agreement and the termination of the Existing Senior Secured Credit Agreement, all guarantees thereof and all related documents (other than obligations thereunder which expressly survive termination), upon payment of all obligations owing under the Existing Senior Secured Credit Agreement as of the Closing. The Purchaser acknowledges that in the case of letters of credit outstanding under the Existing Senior Secured Credit Agreement, it will be required to replace such letters of credit or provide alternative security in respect thereof at (but not prior to) the Closing.

(3)      Nothing in this Section 4.12 shall require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or pay or agree to pay any fees or incur any cost, expense or liability or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified or required to be reimbursed by or on behalf of the Purchaser, or to give any indemnities that are effective prior to the Closing, (ii) take any action that would unreasonably interfere with the ongoing operations of Company or its Subsidiaries, (iii) take any action or do anything that would contravene Law or any Contract; (iv) disclose any information in violation of Section 4.5 hereof, (v) commit to take any action that, other than the actions contemplated by this Section 4.12, is not conditioned upon and shall not become effective until Closing, or (vi) execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Commitment Letter or otherwise that is not conditioned upon and shall not become effective until Closing. All nonpublic or otherwise confidential information regarding the Company and its Subsidiaries obtained by the Purchaser, the Debt Financing Sources or their respective Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement, except that Purchaser will be permitted to disclose such information to any lead arranger, underwriter or initial purchaser in the Debt Financing and their respective Representatives so long as each such Person to whom such information is disclosed (i) agrees to be bound by the Confidentiality Agreement as if a party thereto or (ii) is subject to customary confidentiality obligations. To the extent any information that the Purchaser reasonably determines is required to be disclosed in connection with the Debt Financing is subject to confidentiality restrictions that would not permit such disclosure, the Parties will cooperate and use their respective reasonable best efforts to seek consent to permit such disclosure; provided, that no disclosure will be made that would cause the Company and its Subsidiaries to violate any confidentiality obligation to a third party, it being understood that the Purchaser may disclose the matters listed on Section 4.12(3) of the Company Disclosure Letter. No cooperation by the Company pursuant to this Section 4.12 shall be considered to constitute a breach of the representations, warranties or covenants of the Company hereunder or be considered in determining whether any of the conditions in Section 6.1 or Section 6.2 have been satisfied.

(4)      The Purchaser shall, within 30 days after written request by the Company, reimburse the Company for all reasonable and reasonably documented costs and expenses incurred by the Company and its Subsidiaries and its and their respective officers, directors, managers, employees, consultants, counsel, accountants, agents, advisors and other representatives (collectively, the “Company Related Parties”) in connection with their respective obligations pursuant to this Section 4.12. The Purchaser indemnifies and holds the Company Related Parties harmless from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any arrangement of any Debt Financing or as a result of the cooperation provided under this Section 4.12 or any actions or omissions by any of them requested by the Purchaser pursuant to this Section 4.12 and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser, except to the extent resulting from, or by reason of, information provided in writing by or at the direction of the Company Related Parties or to the extent that such losses resulted from the willful misconduct, fraud or gross negligence of Company or its Representatives.

(5)      The Company hereby consents to the use of the names of the Company and its Subsidiaries and, to the extent permitted under the Joint Venture Agreements, the Joint Ventures and related logos by the Purchaser in any offering documents, information memoranda, investor or lender presentations or other marketing materials used in connection with the Debt Financing; provided, however, that such names and related logos are used solely in a manner that is not intended to, or that is not reasonably likely to, harm or disparage the Company or any of its Subsidiaries’ or the Joint Ventures reputation or goodwill.

(6)      The Parties acknowledge and agree that the provisions contained in this Section 4.12 represent the sole obligations of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of the Debt Financing.

Section 4.13	Certain Other Covenants.

(1)      If after the date of this Agreement any issuer of a Surety Bond requests to be discharged from its obligations thereunder and as a consequence thereof requests collateral from the Company or any Subsidiary pursuant to the terms of the Surety Bond and Surety Indemnity Agreement or the Company or any Subsidiary is required to make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement then subject to Law and the terms of the Surety Bond and Surety Indemnity Agreement, to the extent applicable, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) promptly provide all material information relating to such request to the Purchaser on a timely basis; (ii) permit the Purchaser to participate in any negotiations with the issuer of the Surety Bond and the applicable counterparty and any other potential sureties or lenders who may be willing to provide alternative security in replacement of the Surety Bond and other relevant counterparties; and (iii) refrain from posting collateral with respect to the Surety Bond or making such payment until the latest practicable date on which the Company or its Subsidiary is required to do so under the Surety Bond and Surety Indemnity Agreement or otherwise. Notwithstanding anything to the contrary in this Agreement, the Company or its applicable Subsidiary may post collateral pursuant to the terms of any Surety Bond or Surety Indemnity Agreement or make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement to the extent it has complied with the foregoing sentence with respect to such posting of collateral or payment.

(2)      The Purchaser agrees that if the Company or any Subsidiary is required to post cash as collateral under any Surety Bond or make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement and the Company has complied with paragraph (1) above and as a consequence thereof the Company and its Subsidiaries, on a consolidated basis, would, at any time during the pendency of this Agreement, have unrestricted cash and cash equivalents in an amount less than the Minimum Cash Balance (the amount of the shortfall of unrestricted cash and cash equivalents is the “Cash Shortfall”), the Purchaser will, or shall cause one of its Affiliates to:

i.       loan an amount of cash equal to the Cash Shortfall to the Purchaser to enable the Purchaser to complete the Transactions;

ii.      arrange for the posting of alternative collateral in place of the Cash Shortfall; or

iii.     arrange for the posting of alternative security in lieu of the Surety Bond with the applicable counterparty,

in each case, in accordance with the terms of the Surety Bonds and the Surety Indemnity Agreements, to the extent applicable, and the condition set forth in Section 6.2(5) shall be deemed satisfied to the extent such condition is not satisfied as a result of such Cash Shortfall.

(3)      In the event the Arrangement is not completed for any reason, any loan provided pursuant to paragraph (2) above shall be repaid and any collateral or security of the Purchaser posted pursuant to paragraph (2) above shall be released, in each case, on terms which are agreed by the Company and the Purchaser, each acting reasonably.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Non-Solicitation

(1)      Except as expressly permitted by this Article 5, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and Representatives not to:

(a)      solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)      continue, engage or participate in any discussions or negotiations with any Person (other than with the Purchaser, or its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to: (i) advise any Person of the restrictions of this Agreement; and (ii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal, in each case, if in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(c)      withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation;

(d)      accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than three Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by the end of such three Business Day period); or

(e)      enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3).

(2)      The Company shall, and shall cause each of its Subsidiaries and its and their respective directors, officers and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other related activities commenced prior to the date of this Agreement with any Person (other than the Purchaser, and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. In connection therewith, the Company will (a) immediately discontinue access to and disclosure of all confidential information, including access to any data room and any other access to confidential information, properties, facilities, books and records of the Company or of any of its Subsidiaries to any such other Person; and (b) within two Business Days, request (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person since January 1, 2016 and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries provided to any such Person, in each case using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)      The Company agrees that (i) it shall use commercially reasonable efforts to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party and (ii) it shall not release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged and agreed by the Purchaser that the automatic termination or release of any confidentiality, standstill or similar agreement, restriction or covenant of any such agreements as a result of the entering into this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2	Notification of Acquisition Proposals

If the Company or any of its Subsidiaries receives, or, to the knowledge of the Company, any of their respective Representatives, receives, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, the Company shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the Purchaser with copies of all documents, correspondence or other material (whether in writing or electronic form) received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser promptly informed of the status of developments and negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request which may reasonably be expected to lead to an Acquisition Proposal, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal

(1)      Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal from a Person, the Company and its Representatives may engage in or participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal, and, subject to entering into a confidentiality and standstill agreement with such Person containing terms with respect to confidentiality that are not less favourable to the Company than those contained in the Confidentiality Agreement and standstill terms which are customary, including restrictions on acquiring any securities or material assets of the Company or its Subsidiaries, soliciting proxies in order to vote or influence any party with respect to the voting of any securities of the Company, attempting to control or to influence the management or board of directors of the Company, making any public disclosure of any intention to do or take any of the foregoing actions and advising, assisting or encouraging any other person in connection with any of the foregoing (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a confidential Acquisition Proposal (or the consummation thereof in compliance with the terms hereof) and related communications to the Company or the Board), the Company and its Representatives may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)      the Board first determines in good faith, after consultation with its financial advisor and its legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)      such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries; and

(c)      the Company has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects.

(2)      The Company shall provide the Purchaser with access to or disclosure of the information, properties, facilities, books or records of the Company and its Subsidiaries provided to such Person, prior to or simultaneously with, the access or disclosure to such Person (to the extent not previously provided to the Purchaser or its Representatives).

Section 5.4	Right to Match

(1)      If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution, the Board may make a Change in Recommendation or may cause the Company to terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal (an “Alternative Acquisition Agreement”), if and only if:

(a)      such Superior Proposal did not result from a breach by the Company of its obligations under this Article 5 in any material respect;

(b)      the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(c)      the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation or to terminate this Agreement to enter into an Alternative Acquisition Agreement, including a copy of the Alternative Acquisition Agreement if applicable (the “Superior Proposal Notice”);

(d)      at least five Business Days (the “Matching Period”) have elapsed from the date on which the Purchaser received the Superior Proposal Notice;

(e)      during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)      after the Matching Period, the Board has determined in good faith, after consultation with its legal counsel and financial advisor(s), that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and failure to take the relevant action would be inconsistent with its fiduciary duties; and

(g)      prior to or concurrently with entering into an Alternative Acquisition Agreement the Company terminates this Agreement pursuant to Section 7.1(1)(c)(ii) and pays the Termination Fee pursuant to Section 7.3(2) ..

(2)      During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(e) to amend the terms of this Agreement and the Arrangement in good faith and in consultation with outside legal and financial advisor(s) in order to determine whether such offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the Transactions on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)      Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and the Purchaser shall be afforded a new Matching Period of three Business Days.

(4)      The Board shall promptly (and in any event with five Business Days) reaffirm the Board Recommendation by press release after any Acquisition Proposal which is publicly announced is determined to not be a Superior Proposal or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release.

(5)      If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than five Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than five Business Days after the scheduled date of the Company Meeting but in any event the Company Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

Section 5.5	Permitted Disclosure.

(1)      Nothing contained in this Agreement shall prohibit the Company, the Board or any committee thereof, directly or indirectly through their respective Representatives, from (a) taking and disclosing to the Shareholders any position required by Securities Laws or (b) calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or as required by any Order; provided, that this Section 5.5(1) shall not be deemed to permit the Board to make a Change in Recommendation except to the extent otherwise permitted by this Article 5.

(2)      Subject to this Section 5.5, the Company shall promptly reaffirm the Board Recommendation by press release following the written request of the Purchaser, acting reasonably, provided that the Purchaser may not make such request more than once in any five Business Day period. The Company shall provide the Purchaser with a reasonable opportunity to review and comment on the form and content of any such press release.

ARTICLE 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

None of the Parties is required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Company:

(1)      Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Company Meeting in accordance with the Interim Order.

(2)      Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)      Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the Arrangement (collectively, an “Order”).

(4)      Required Regulatory Approvals. The Required Regulatory Approvals shall have been obtained.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)      Representations and Warranties. (a) The representations and warranties of the Company set forth in Section 3.1 that are qualified by Material Adverse Effect shall be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (b) the representations and warranties of the Company set forth in Section 3.1(1)(a), Section 3.1(1)(b), Section 3.1(1)(c), Section 3.1(1)(e)(i), Section 3.1(1)(f), Section 3.1(1)(g)(iii), Section 3.1(1)(z)(i) and Section 3.1(1)(ii) shall be true and correct, in all material respects, as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date and except for issuances of Shares permitted by this Agreement); (c) all other representations and warranties of the Company set forth in Section 3.1 shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect; and (d) the Company shall have delivered a certificate executed by two of its senior officers (without personal liability), addressed to the Purchaser and dated the Effective Date, stating that the conditions set forth in this Section 6.2(1) have been satisfied.

(2)      Performance of Covenants. (a) The Company shall have fulfilled or complied, in all material respects, with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time; and (b) the Company shall have delivered a certificate executed by two of its senior officers (without personal liability), addressed to the Purchaser and dated the Effective Date, stating that the condition set forth is this Section 6.2(2) has been satisfied.

(3)      No Legal Action. There is no legal action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person but excluding any action or proceeding initiated by a Shareholder (in its capacity as a Shareholder) or relating to Regulatory Approvals) pending or threatened that is reasonably likely to:

(a)      restrain, enjoin or otherwise prohibit consummation of the Arrangement;

(b)      restrain, enjoin, prohibit, or impose any material limitations or conditions on, or order any damages that would be equivalent in value to a substantial portion of the Company Assets in connection with, the ownership or operation by the Purchaser of any substantial portion of the Company Assets or compel the Company or the Purchaser to dispose of any substantial portion of the Company Assets, in each case in connection with the consummation of the Arrangement; or

(c)      if the Arrangement were consummated, have a Material Adverse Effect following the Effective Date.

(4)      Dissent Rights. Dissent Rights shall not have been validly exercised with respect to more than 10% of the issued and outstanding Shares.

(5)      Minimum Cash Balance. Immediately prior to Closing, the Company and its Subsidiaries, on a consolidated basis, shall have unrestricted cash and cash equivalents in an amount equal to no less than $150,000,000 if the Closing is on or before November 30, 2017 and $200,000,000 thereafter, in each case disregarding the effect of the deposit of the Loan Amount pursuant to Section 2.8(2) or amounts required to be paid by the Company under the Plan of Arrangement (such amount, the “Minimum Cash Balance”).

(6)      Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and been continuing a Material Adverse Effect.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)      Representations and Warranties. (a) The representations and warranties of the Purchaser set forth in this Agreement are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially impede or delay the completion of the Arrangement (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored); and (b) the Purchaser shall have delivered a certificate, executed by two of its senior officers (without personal liability) addressed to the Company and dated the Effective Date, stating that the condition set forth in this Section 6.3(1) has been satisfied.

(2)      Performance of Covenants. (a) The Purchaser shall have fulfilled and complied, in all material respects, with each of the covenants of the Purchaser contained in this Agreement to be fulfilled and complied with by it on or prior to the Effective Time; and (b) the Purchaser shall have delivered a certificate, executed by two of its senior officers (without personal liability) addressed to the Company and dated the Effective Date, stating that the condition set forth in this Section 6.3(2) has been satisfied.

(3)      Deposit of Funds by the Purchaser. The Purchaser shall have deposited or caused to be deposited with the Depository sufficient funds in escrow in accordance with Section 2.8(1).

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.8 shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

Section 6.5	Frustration of Closing Conditions

Neither the Company, on the one hand, nor the Purchaser, on the other hand, may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such Party’s breach of, or failure to perform with respect to, any provision of this Agreement.

ARTICLE 7
TERMINATION

Section 7.1	Termination

(1)      This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time by:

(a)      the mutual written agreement of the Parties (whether before or after the approval of the Arrangement Resolution by the Shareholders); or

(b)      either the Company, on the one hand, or the Purchaser, on the other hand, if:

(i)       the Company Meeting is duly convened and held and the Arrangement Resolution is voted on by the Shareholders and not approved by the Shareholders as required by the Interim Order;

(ii)      any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Arrangement shall become final and non-appealable (whether before or after the approval of the Arrangement Resolution by the Shareholders), provided that a Party may not terminate this Agreement pursuant to this Section 7.1(1)(b)(ii) if such Order has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)      the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.1(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)      the Company if:

(i)       a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the earlier of (A) two Business Days immediately prior to the Outside Date; and (B) the date that is twenty (20) Business Days after the Purchaser’s receipt of written notice of such breach from the Company stating its intention to terminate this Agreement (it being agreed any Willful Breach shall be deemed to be incapable of being cured); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied (“Purchaser Breach Termination”);

(ii)      prior to the approval of the Arrangement Resolution, the Board authorizes the Company to enter into an Alternative Acquisition Agreement in accordance with Section 5.4, provided the Company is then in compliance with Article 5 in all material respects and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 7.3(2); or

(iii)      the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to complete the Transactions as required pursuant to Section 2.8(1) (“Purchaser Funding Failure Termination”); or

(d)      the Purchaser if:

(i)       a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the earlier of (A) two Business Days immediately prior to the Outside Date; and (B) the date that is twenty (20) Business Days after the Company’s receipt of written notice of such breach from the Purchaser stating its intention to terminate this Agreement (it being agreed any Willful Breach shall be deemed to be incapable of being cured); provided that the Purchaser is not then in material breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied; or

(ii)      prior to the approval of the Arrangement Resolution (A) the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (the matters described in clauses (A) and (B), collectively, a “Change in Recommendation”), (C) the Company enters into (other than a confidentiality agreement permitted by Section 5.3), or publicly proposes to enter into (other than a confidentiality agreement permitted by Section 5.3), an Alternative Acquisition Agreement, (D) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation within three Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such three Business Day Period, within two Business Days of such request) or (E) the Company Willfully Breaches Article 5; or

(iii)      since the date of this Agreement, a Material Adverse Effect has occurred and the condition in Section 6.2(6) is incapable of being satisfied by the Outside Date.

(2)      The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.2	Effect of Termination

(1)      If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any Representative of such Party) to any other Party to this Agreement; provided, however, (1) Section 4.5(3), Section 4.6, Section 4.12, this Section 7.2, Section 7.3, Article 8 and the Confidentiality Agreement shall survive any termination of this Agreement; and (2) subject to Section 7.3(7), no Party shall be relieved of any liability for any Willful Breach prior to such termination.

(2)      Notwithstanding anything to the contrary in this Agreement, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, the maximum liability of the Equity Financing Source shall be limited to the express obligations under the Equity Commitment Letter.

Section 7.3	Termination Fees

(1)      If a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 7.3(2) in consideration for the termination of this Agreement and the disposition of all of the Purchaser’s rights under this Agreement. For the purposes of this Agreement, “Termination Fee” means $43,900,000 and “Termination Fee Event” means the termination of this Agreement:

     (a)      by the Purchaser, pursuant to Section 7.1(1)(d)(ii);

     (b)      by the Company, pursuant to Section 7.1(1)(c)(ii); or

     (c)      by the Company, on the one hand, or the Purchaser, on the other hand, pursuant to Section 7.1(1)(b)(i) or pursuant to Section 7.1(1)(d)(i) due to a Willful Breach by the Company, if:

(i)       following the date hereof and prior to the Company Meeting, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, its Affiliates or any Person acting jointly or in concert with any of the foregoing); and

(ii)      within 365 days following the date of such termination, the Company (A) enters into an agreement with respect to an Acquisition Proposal which is ultimately consummated or (B) consummates an Acquisition Proposal.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(2)      In respect of a Termination Fee Event described in Section 7.3(1)(a), the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. In respect of a Termination Fee Event described in Section 7.3(1)(a), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. In respect of a Termination Fee Event described in Section 7.3(1)(c), the Termination Fee shall be paid upon the consummation of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid (less any applicable withholding Tax) by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser. For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(3)      If a Regulatory Termination Fee Event occurs, the Purchaser shall pay the Company the Regulatory Termination Fee in accordance with Section 7.3(4) in consideration for the termination of this Agreement and the disposition of all of the Company’s rights under this Agreement. For the purposes of this Agreement, “Regulatory Termination Fee” means $15,000,000 and “Regulatory Termination Fee Event” means the termination of this Agreement:

(a)      by the Purchaser, on the one hand, or the Company, on the other hand, pursuant to Section 7.1(1)(b)(ii), provided at the time of such termination the conditions set forth in Section 6.1 and the conditions set forth in Section 6.2 (other than Section 6.1(3), Section 6.1(4) and any condition to the extent it relates to ICA Approval or the Investment Canada Act) are capable of being satisfied:

(i)       if the Order giving rise to such termination relates to the ICA Approval or the Investment Canada Act; and

(ii)      if this Agreement is terminated by the Purchaser, at the time of termination of this Agreement by the Purchaser the Company could have terminated this Agreement pursuant to Section 7.1(1)(b)(ii); or

(b)      by the Purchaser, on the one hand, or the Company, on the other hand, pursuant to Section 7.1(1)(b)(iii):

(i)       if the ICA Approval has not been obtained by the Outside Date, there is an Order in effect on the Outside Date relating to the ICA Approval or the Investment Canada Act that restrains, enjoins or otherwise prohibits the Arrangement or there is an action or proceeding pending or threatened relating to the ICA Approval or the Investment Canada Act which causes the condition in Section 6.2(3) not to be satisfied; and

(ii)      if this Agreement is terminated by the Purchaser, at the time of termination of this Agreement by the Purchaser the Company could have terminated this Agreement pursuant to Section 7.1(1)(b)(iii).

For the avoidance of doubt, the Regulatory Termination Fee shall only be payable if this Agreement is terminated as described above and shall not be payable if the Purchaser Termination Fee is payable.

(4)      In respect of a Regulatory Termination Fee Event that results from a termination of this Agreement by the Purchaser, the Regulatory Termination Fee shall be paid prior to or concurrently with the occurrence of such Regulatory Termination Fee Event. In respect of a Regulatory Termination Fee Event that results from a termination of this Agreement by the Company, the Regulatory Termination Fee shall be paid within two Business Days following such Regulatory Termination Fee Event. Any Regulatory Termination Fee shall be paid (less any applicable withholding Tax) by the Purchaser to the Company (or as the Company may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Company. For greater certainty, in no event shall the Purchaser be obligated to pay the Regulatory Termination Fee on more than one occasion.

(5)      If a Purchaser Breach Termination or a Purchaser Funding Failure Termination occurs (either, a “Purchaser Termination Fee Event”), the Purchaser shall pay the Company the Purchaser Termination Fee in accordance with Section 7.3(6) in consideration for the termination of this Agreement and the disposition of all of the Company’s rights under this Agreement. For the purposes of this Agreement, “Purchaser Termination Fee” means $70,200,000.

(6)      The Purchaser Termination Fee shall be paid within two Business Days following such Purchaser Termination Fee Event. Any Purchaser Termination Fee shall be paid (less any applicable withholding Tax) by the Purchaser to the Company (or as the Company may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Company. For greater certainty, in no event shall the Purchaser be obligated to pay the Purchaser Termination Fee on more than one occasion.

(7)      Each Party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements the Parties would not enter into this Agreement, and that each of the Termination Fee, the Regulatory Termination Fee and the Purchaser Termination Fee represents liquidated damages which is a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which either the Purchaser, on the one hand, or the Company, on the other hand, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that the Termination Fee is excessive or punitive and the Purchaser irrevocably waives any right it may have to raise as a defence that the Regulatory Termination Fee or Purchaser Termination Fee, as applicable, is excessive or punitive. Notwithstanding anything to the contrary set forth in this Agreement, the Parties hereby acknowledge that in the event this Agreement is validly terminated and the Termination Fee is payable and paid by the Company to the Purchaser hereunder, the Termination Fee and any amounts due under Section 7.3(8) shall be the sole and exclusive remedy at law or in equity, in contract, tort or otherwise, of the Purchaser and its Affiliates, Representatives and its and their respective Related Parties against the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties and upon payment of the Termination Fee together with any amounts due under Section 7.3(8), none of the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties shall have any further liability or obligation to the Purchaser and its Affiliates, Representatives and its and their respective Related Parties arising out of or relating to this Agreement or the Transactions. The Purchaser further agrees that the maximum aggregate liability of the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties, taken as a whole, shall be equal to the amount of (under circumstances where the Termination Fee is payable) the payment of the Termination Fee together with any amounts due under Section 7.3(8), and in no event shall the Purchaser or any of its Affiliates, Representatives and its and their respective Related Parties seek to recover, or be entitled to recover, any money damages or any losses or damages of any kind, character or description in excess of such amount. Notwithstanding anything to the contrary set forth in this Agreement, the Parties hereby acknowledge that in the event this Agreement is validly terminated and the Regulatory Termination Fee or the Purchaser Termination Fee is payable and paid by the Purchaser to the Company hereunder, the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, together with any amounts due under Section 4.4(1)(c), Section 4.6(2), Section 4.12(4) and Section 7.3(8), shall be the sole and exclusive remedy, at law or in equity, in contract, tort or otherwise, of the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties against the Purchaser and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties and the Debt Financing Sources for any damages arising out of or relating to this Agreement or the Transactions and upon payment of the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, together with any amounts due under Section 4.4(1)(c), Section 4.6(2), Section 4.12(4) and Section 7.3(8), none of the Purchaser and its Affiliates, Representatives or Subsidiaries or its and their respective Related Parties or the Debt Financing Sources shall have any further liability or obligation to the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties arising out of or relating to this Agreement or the Transactions. The Company further agrees that the maximum aggregate liability of the Purchaser, its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties and the Debt Financing Sources, taken as a whole, shall be equal to the amount of (under circumstances where the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, is payable) the payment of the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, together with any amounts due under Section 4.4(1)(c), Section 4.6(2), Section 4.12(4) and Section 7.3(8), and in no event shall the Company or any of its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties seek to recover, or be entitled to recover, any money damages or any losses or damages of any kind, character or description in excess of such amount. Each Party shall also have the right to injunctive and other equitable relief in accordance with Section 8.6 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

(8)      If the Company fails to pay the Termination Fee when due pursuant to this Section 7.3, and, in order to obtain such payment, the Purchaser commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall also pay to the Purchaser its costs and expenses (including reasonable fees of counsel) in connection with such suit, together with interest on the Termination Fee at the prime rate as published in The Wall Street Journal in effect on the date the Termination Fee was required to be made through the date of payment. If the Purchaser fails to promptly pay the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, when due pursuant to this Section 7.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Purchaser for the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, the Purchaser shall also pay to the Company its costs and expenses (including reasonable fees of counsel) in connection with such suit, together with interest on the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, at the prime rate as published in The Wall Street Journal in effect on the date the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, was required to be made through the date of payment.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1	Survival

This Article 8 and the agreements of the Company and the Purchaser contained in Article 2 and Section 4.8, Section 4.9, Section 4.10 and the rights of the Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement shall survive the Effective Time and consummation of the Transactions. All other representations, warranties, covenants and agreements in this Agreement shall not survive the Effective Time and the consummation of the Transactions.

Section 8.2	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(1)     change the time for performance of any of the obligations or acts of the Parties;

(2)     modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)     modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)     modify any mutual conditions contained in this Agreement.

Notwithstanding anything to the contrary contained herein, Section 7.3(7), Section 8.7, Section 8.10(2), Section 8.12(2), Section 8.17, and this Section 8.2 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse to a Debt Financing Source party to the Debt Commitment Letter without the prior written consent of such Debt Financing Source.

Section 8.3	Expenses

(1)     Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Arrangement shall be paid by the Party incurring such costs and expenses, whether or not the Arrangement is consummated.

(2)     If this Agreement is terminated by the Purchaser pursuant to Section 7.1(1)(d)(i) and the Termination Fee is not payable pursuant to Section 7.3(1), then the Company shall, within two Business Days of such termination, pay or cause to be paid to the Purchaser (allocated as directed by the Purchaser in writing), by wire transfer in immediately available funds to one or more accounts designated by the Purchaser (as applicable), an aggregate of $15,000,000 as a reimbursement for fees, costs and expenses incurred in connection with the negotiation and completion of the transactions contemplated by this Agreement and the Arrangement.

(3)     Subject to Section 8.3(4), Section 7.3(7) shall apply mutatis mutandis to payments contemplated in this Section 8.3. In no event shall the Company be required to pay under Section 7.3(2), on the one hand, and Section 8.3(2), on the other hand, in aggregate, an amount in excess of the Termination Fee.

(4)     The Purchaser and the Company agree that the reimbursement of fees, costs and expenses in the manner provided in this Section 8.3 is the sole monetary remedy of the Purchaser in respect of the event giving rise to such payment, provided the foregoing limitation shall not apply in the event of fraud or Willful Breach of this Agreement by the Company.

Section 8.4	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(1)	to the Company at:

Dominion Diamond Corporation
900 – 606 4 Street SW
Calgary, Alberta, Canada, T2P 1T1

Attention:	Chief Financial Officer
E-mail:	Matthew.Quinlan@ddcorp.ca

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Attention:	Adam Givertz
Facsimile:	212-492-0224
E-mail:	agivertz@paulweiss.com

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:	Sean Vanderpol and Mike Devereux
Facsimile:	416-947-0866
E-mail:	svanderpol@stikeman.com/mdevereux@stikeman.com

(2)	to the Purchaser at:

Northwest Acquisitions ULC
101 International Drive
Missoula, MT 59808

Attention:	Larry Simkins
E-mail:	[email address redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon (US) LLP
126 East 56th Street
Suite 1700, Tower 56
New York NY 10022
U.S.A.

Attention:	Geoffrey Belsher
Telephone:	(212) 893-8223
Facsimile:	(212) 829-9500
Email:	geoff.belsher@blakes.com

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia, V7X 1L3
Canada

Attention:	Susan Tomaine
Telephone:	(604) 631-3384
Facsimile:	(604) 631-3309
Email:	susan.tomaine@blakes.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile or electronic mail, on the Business Day of sending.

Section 8.5	Time of the Essence

Time is of the essence in this Agreement.

Section 8.6	Injunctive Relief

(1)     The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which the Parties may be entitled at law or in equity, the Parties shall be entitled to injunctive and other equitable relief, including specific performance, to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, which right shall include the right of the Company to cause the Purchaser to fully enforce the terms of the Equity Commitment Letter solely when and to the extent the Equity Financing is required to be funded, pursuant to the terms of the Equity Commitment Letter including by filing one or more lawsuits against the Equity Financing Source to fully enforce the Equity Financing Source’s obligations (and the rights of the Purchaser) thereunder, and to fully enforce the Debt Financing Sources’ obligations (and the rights of the Purchaser) under the Debt Commitment Letter solely when and to the extent the Debt Financing is required to be funded, pursuant to the terms of the Debt Commitment Letter, including by filing one or more lawsuits against the Debt Financing Sources to fully enforce the Debt Financing Sources’ obligations (and the rights of the Purchaser) thereunder, and to thereafter cause the Transactions to be consummated.

(2)     Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 8.6 on the basis that the Party seeking such remedies has an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or injunction all in accordance with the terms of this Section 8.6. Each party further agrees that (a) by seeking the remedies provided for in this Section 8.6, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or the Equity Commitment Letter in the event that this Agreement is subsequently terminated or in the event that the remedies provided for in this Section 8.6 are not available or otherwise are not granted, and (b) nothing set forth in this Section 8.6 shall require either Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 8.6 prior to, or as a condition to, exercising any termination right under Section 7.1, nor shall the commencement of any legal proceeding pursuant to this or anything set forth in this Section 8.6 restrict or limit either Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement or the Equity Commitment Letter that may be available then or thereafter, provided that, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the Transactions pursuant to this Section 8.6 and the payment of the Regulatory Termination Fee or the Purchaser Termination Fee.

Section 8.7	Third Party Beneficiaries

(1)     Except as provided in Section 2.12, Section 4.6, Section 4.8, Section 4.12 and this Section 8.7 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions and the provisions of Section 7.3(7), Section 8.2, Section 8.10(2), Section 8.12(2), Section 8.17, and this Section 8.7, which are also intended for the benefit of the Debt Financing Sources (such third Persons referred to in this Section 8.7 as the “Third Party Beneficiaries”) and except for the rights of the Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Securityholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)     Despite the foregoing, (i) the Parties acknowledge to each of the Third Party Beneficiaries mentioned in Section 2.12, Section 4.6, Section 4.8, Section 4.12 and this Section 8.7, their direct rights against the applicable Party under Section 2.12, Section 4.6, Section 4.8, Section 4.12 and this Section 8.7, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf and (ii) the Parties acknowledge to each of the Third Party Beneficiaries constituting Debt Financing Sources their direct rights against the applicable Party under Section 7.3(7), Section 8.2, Section 8.10(2), Section 8.12(2), Section 8.17 and this Section 8.7, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary constituting a Debt Financing Source.

Section 8.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9	Entire Agreement

This Agreement, together with the Company Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the Transactions and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the Transactions.

Section 8.10	Successors and Assigns

(1)     This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)     Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 8.12	Governing Law

(1)     This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)     Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts situated in Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Notwithstanding the foregoing, with respect to any suit, action or other proceeding of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) involving any Debt Financing Source arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby, the Debt Financing or the Debt Commitment Letter or the performance of services thereunder, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom (“Applicable Courts”), and agrees that all claims in respect of any such suit, action or other proceeding be heard and determined only in the Applicable Courts, (b) agrees that such party shall not bring or permit any of its Affiliates to bring any suit, action or proceeding referred to in this Section 8.12, or voluntarily support any other Person in bringing any such action or proceeding, in any courts other than the Applicable Courts, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any Applicable Court and (d) except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Section 8.13	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14	No Liability

No Representative of the Purchaser shall have any liability whatsoever to the Company under this Agreement or any other document delivered in connection with the Transactions on behalf of the Purchaser. No Representative of the Company shall have any liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the Transactions on behalf of the Company.

Section 8.15	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or any other form of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.17	Financing.

Notwithstanding anything herein to the contrary, the Company, on behalf of itself and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties, shall not have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise and shall not, shall cause its Subsidiaries not to, and shall use commercially reasonable efforts to cause its and their Representatives and Affiliates and its and their respective Related Parties not to, institute a legal proceeding (whether in law or equity, in contract, in tort or otherwise) against a Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter; provided that nothing in this Section 8.17 shall limit any rights of the parties to the Debt Financing or the Debt Commitment Letter after the Closing. For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser, or the Debt Financing Sources set forth under the Debt Commitment Letter, and nothing herein shall restrict the ability of the Company to seek specific performance of the Purchaser’s obligations hereunder in connection with the Debt Financing pursuant to and in accordance with Section 8.6.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above.

NORTHWEST ACQUISITIONS ULC

By:	(signed ) Larry Simkins
Authorized Signing Officer

DOMINION DIAMOND CORPORATION

By:	(signed ) Matthew Quinlan
Authorized Signing Officer

Signature Page to Arrangement Agreement

SCHEDULE A
PLAN OF ARRANGEMENT

[Intentionally omitted – please see Appendix “D” of this Information Circular]

SCHEDULE B
ARRANGEMENT RESOLUTION

[Intentionally omitted – please see Appendix “B” of this Information Circular]

APPENDIX “D“
PLAN OF ARRANGEMENT

See attached.

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Adjustment Factor” means one (1).

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement, dated as of July 15, 2017, between the Company and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered by Shareholders at the Company Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta, Yellowknife, Northwest Territories or New York, New York.

“Canadian Dollar Equivalent of the Consideration per Share” means the amount that is the Canadian dollar equivalent of the Consideration on the basis of the United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the Certificate of Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

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“Company” means Dominion Diamond Corporation, a corporation incorporated under the CBCA.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference therein, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the By-Laws of the Company, Law and the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Options” means, as of any date, options to purchase Shares issued pursuant to the Stock Option Plan and outstanding as of such date.

“Consideration” means $14.25 in cash per Share.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company may appoint to act as depositary and paying agent in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised in accordance with Section 3.1 (including the time limits set out therein) by such registered Shareholder.

“DSU Plan” means the Company’s Deferred Share Unit Plan adopted with effect from April 5, 2004 as amended on September 1, 2010 and July 19, 2013).

“DSUs” means, as of any date, deferred share units issued under the DSU Plan and outstanding as of such date.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

2

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (1) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (2) any subdivision or authority of any of the above, (3) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (4) any stock exchange or other self-regulatory organization.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, lien (statutory or otherwise), title retention agreement, reservation, easement, exception, encroachment, right of occupation, right-of-way or any other encumbrance or charge or title defect of any nature whatsoever, in each case, whether contingent or absolute and whether or not registered or registrable.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“Loan Amount” means an amount of cash on hand of the Company as determined in accordance with Section 4.6(4) of the Arrangement Agreement, to be lent to the Purchaser by the Company and deposited with the Depositary by the Company in accordance with Section 2.3(f) hereof and at the time provided for in Section 2.8 of the Arrangement Agreement provided that the Company after advancing such loan shall have, at a minimum, sufficient cash on hand to satisfy the payment of all amounts in respect of Company Options, DSUs, RSUs and PSUs pursuant to Section 2.3(a) to Section 2.3(d) hereof;

3

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PSU” means, as of any date, performance share units issued under the PSU Plan outstanding as of such date;

“PSU Plan” means the Company’s 2016 Performance and Restricted Share Unit Plan adopted with effect from April 12, 2016;

“Purchaser” means Northwest Acquisition ULC, an unlimited liability company incorporated under the Business Corporations Act (British Columbia).

“RSU Plan” means the Company’s Amended and Restated 2010 Restricted Share Unit Plan adopted with effect from July 19, 2013.

“RSUs” means, as of any date, restricted share units issued under the RSU Plan or the PSU Plan, as applicable, and outstanding as of such date.

“Securities” means, collectively, the Shares, Company Options, DSUs and RSUs.

“Securityholders” means, collectively, the Shareholders, the holders of Company Options, the holders of DSUs and the holders of RSUs.

“Shareholders” means, as the context requires, either or both of the registered and beneficial holders of the Shares.

“Shares” means, as of any date, common shares in the capital of the Company issued and outstanding as of such date, including any Shares issued upon the exercise of Company Options or the settlement of RSUs.

“Stock Option Plan” means the Company’s Stock Option Plan adopted as of June 12, 2000, as amended.

“Tax Act” means the Income Tax Act (Canada).

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word “Article,” “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

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(2)	Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. Wherever the word “including,” “includes” or “include” is used in this Plan of Arrangement, it shall be deemed to be followed by the words “without limitation.” the word “or” shall be disjunctive but not exclusive. The phrase “the aggregate of,” “the total of,” “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5)

Law. Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Shares, Company Options, DSUs, RSUs and PSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

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2.3	Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the amount (if any) by which the Canadian Dollar Equivalent of the Consideration exceeds the exercise price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled, and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(b)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall be deemed to be unconditionally vested, and such DSU shall, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such DSU shall immediately be cancelled;

(c)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such RSU shall immediately be cancelled;

(d)

each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holders to the Company in exchange for a cash payment from the Company equal to the Canadian Dollar Equivalent of the Consideration multiplied by the Adjustment Factor for each such PSU, subject to applicable withholdings, and each such PSU shall immediately be cancelled;

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(e)

(i) each holder of Company Options, DSUs, RSUs and PSUs shall cease to be a holder of such Company Options, DSUs, RSUs and PSUs, (ii) such holder’ s name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan, the RSU Plan, the PSU Plan and all agreements relating to the Company Options, DSUs, RSUs and PSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable, at the time and in the manner specified in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable;

(f)

the Company shall lend an amount equal to the Loan Amount to the Purchaser, and the Purchaser shall deliver to the Company a duly issued and executed demand promissory note to evidence such loan and the full amount of such loan shall be immediately deposited by the Company at the direction of the Purchaser with the Depositary to be held in a segregated trust account by the Depositary for the purpose of paying the Consideration for the Shares;

(g)

each of the Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)	such Dissenting Holder shall cease to be the holder of such Shares and to have any rights as a Shareholder other than the right to be paid fair value for such Shares as set out in Section 3.1;

(ii)	such Dissenting Holder’s name shall be removed as the holder of such Shares from the register of Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in Section 3.1), and shall be entered in the register of Shares maintained by or on behalf of the Company;

(h)

concurrent with the transaction described in Section 2.3(g), each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised, shall, without any further action by or on behalf of any Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

(i)

each holder of such Shares shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

7

(ii)	the name of each such holder shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens and shall be entered in the register of the Shares maintained by or on behalf of the Company.

2.4	Adjustment to Consideration for Dividends

If, on or after the date of the Arrangement Agreement and prior to the Effective Date, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall not be remitted to any holder of Shares and, in such case, shall be deemed to have been contributed to the Company by the holder of such Shares and shall be placed in escrow for the account of the Company.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Each registered holder of Shares may exercise dissent rights with respect to any Shares held by such holder (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder’s Dissent Rights shall be deemed to have transferred the Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in this Section 3.1), as provided in Section 2.3(g) and if they:

(a)

ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(g)); (ii) will be entitled to be paid the fair value of such Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as a Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(h) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

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3.2	Recognition of Dissenting Holders

(a)

In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Holder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(g), and the names of such Dissenting Holder shall be removed from the register of holders of the Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(g) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, DSUs or RSUs; and (ii) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares voted in favour of the Arrangement Resolution).

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or cause to be deposited (including by directing the Company to deliver the Loan Amount to the Depositary), for the benefit of the Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Shares required by Section 2.3(h) of this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(h), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder(s), a cheque, wire or other form of immediately available funds representing the Consideration which such Shareholder(s) has the right to receive under this Plan of Arrangement for such Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

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(c)

On or as soon as practicable after the Effective Date, the Company shall pay, or cause to be paid, the amounts, less any amounts withheld pursuant to Section 4.3, to be paid to holders of Company Options, DSUs, RSUs and PSUs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or wire transfer (delivered to such holder of Company Options, DSUs, RSUs or PSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and PSUs).

(d)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)

Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Company Options, the DSUs, the RSUs and the PSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)

No holder of Shares, Company Options, DSUs, RSUs or PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options, DSUs, RSUs or PSUs, other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Shareholder has the right to receive in accordance with Section 2.3 and such Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

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4.3	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Section 3.1 or Section 4.1), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Company Options, DSUs, RSUs and PSUs, issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Company Options, DSUs, RSUs or PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

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ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder and does not affect the right of any former Securityholder to receive only payments payable to such former Securityholder pursuant to this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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APPENDIX “E“
TD SECURITIES FAIRNESS OPINION

See attached.

E-1

TD Securities
TD Securities Inc.
66 Wellington Street West
TD Bank Tower, 9th Floor
Toronto, Ontario M5K 1A2

July 15, 2017

TD Securities Inc. ("TD Securities") understands that Dominion Diamond Corporation ("DDC" or the "Company") is considering entering into an arrangement agreement (the "Arrangement Agreement") with Northwest Acquisitions ULC (the "Purchaser"), pursuant to which the Purchaser will acquire all of the issued and outstanding common shares (the "Common Shares") of DDC (the "Arrangement"). Pursuant to the terms of the Arrangement, the holders of Common Shares (the "Shareholders") will receive US$14.25 in cash for each Common Share held (the "Consideration"). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement between DDC and the Purchaser dated July 15, 2017 and will be more fully described in the notice of special meeting of shareholders and management information circular (the "Circular"), which is to be mailed to the Shareholders in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was engaged by DDC pursuant to an engagement agreement dated October 17, 2016 and amended on June 5, 2017 (the "Engagement Agreement") to provide financial advisory services and to act as financial advisor and agent to DDC in connection with the Arrangement. Pursuant to the Engagement Agreement, the Board asked TD Securities to prepare and deliver an opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement. TD Securities has not prepared a valuation of DDC or any of its securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of the Opinion and a portion of which is contingent on completion of the Arrangement or certain other events, and is to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, DDC has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On July 15, 2017, at the request of the Board, TD Securities orally delivered the Opinion to the Board based upon and subject to the scope of review, assumptions and limitations and other matters described herein. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on July 15, 2017. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by DDC with the applicable Canadian securities regulatory authorities.

E-2
Confidential
Member of TD Bank Group

TD Securities

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CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada's largest investment banking firms with operations in a broad range of investment banking activities including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, and fairness and adequacy opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario) (the "Securities Act")) of DDC, the Purchaser or any of their respective associates or affiliates (collectively, the "Interested Parties"). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to DDC pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of DDC or any other Interested Party, and have not had a material financial interest in any transaction involving DDC, the Purchaser or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Opinion, other than services provided under the Engagement Agreement and as described herein. TD Securities acted as financial advisor to DDC in connection with a potential sale of DDC, responding to dissident shareholders and a strategic review pursuant to engagement agreements dated November 3, 2015, January 29, 2016 and February 3, 2016. TD Securities acted as co-lead arranger and joint bookrunner on DDC's US$210 million revolving credit facility.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, DDC, the Purchaser or any other Interested Party.

The fees payable to TD Securities in connection with the Engagement Agreement and the Opinion are not financially material to TD Securities. No understandings or agreements exist between TD Securities and DDC, the Purchaser or any other Interested Party with respect to future financial advisory or investment banking business other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for DDC, the Purchaser or any other Interested Party. TD Bank may provide directly or through an affiliate banking services including loans to DDC, the Purchaser or any other Interested Party in the normal course of business.

E-3

Confidential Member of TD Bank Group

TD Securities

- 3 -

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness, accuracy or fair presentation of) or carried out, among other things, the following:

1. drafts of the Arrangement Agreement, Northwest Acquisitions ULC Fee Letter and Debt Commitment Letter dated July 14, 2017;
2. drafts of the Disclosure Letter and Northwest Acquisitions ULC Equity Commitment Letter dated July 11, 2017;
3. audited financial statements of Washington Liquid Investments, LLC, for the fiscal year ended December 31, 2016 and unaudited summary balance sheet as at May 31, 2017;
4. audited financial statements of DDC and related management's discussion and analysis, for the fiscal years ended January 31, 2015, 2016 and 2017 respectively;
5. interim unaudited financial statements of DDC and related management's discussion and analysis, for the three month period ended April 30, 2017;
6. annual information forms of DDC for the fiscal years ended January 31, 2015, 2016 and 2017;
7. management information circulars for the fiscal years ended January 31, 2015, 2016 and 2017;
8. National Instrument 43-101 Technical Report *Ekati Diamond Mine* dated September 15, 2016, *Diavik Diamond Mine* dated March 27, 2017, Jay Feasibility Study dated June 24, 2016, and Misery Deep Prefeasibility Study dated May 2017;
9. Q1 FY2018 Budget and 5-Year Budget prepared by management of DDC;
10. certain operating and financial models of Ekati and Diavik prepared by management of DDC;
11. various financial and operational information and reports regarding Ekati and Diavik prepared by and for management of DDC;
12. details relating to Ekati and Diavik regarding operational plans, general and administrative expenses and other relevant information;
13. discussions with certain parties concerning their potential interest in a transaction involving DDC;
14. various research publications prepared by industry and equity research analysts regarding the diamond industry, DDC and other companies considered relevant;
15. public information relating to the business, operations, financial performance and trading history of DDC and other selected public entities considered relevant;
16. public information with respect to certain other transactions of a comparable nature considered relevant;

E-4

Confidential

Member of TD Bank Group

TD Securities

- 4 -

17. representations contained in a certificate dated July 15, 2017 from senior officers of DDC (the "Certificate");

18. discussions with senior management of DDC with respect to information referred to above and other issues deemed relevant;

20. discussions with Stikeman Elliott LLP, legal counsel to DDC, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, independent legal counsel to the Special Committee, with respect to legal matters relating to the Arrangement, DDC, and other matters considered relevant;

21. Ekati site visits including conversations with DDC management; and

22. other financial, legal and operating information and materials assembled by DDC management and such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by DDC to any information requested by TD Securities. TD Securities did not meet with the auditors of DDC and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of DDC and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of DDC (the "Senior Officers"), on behalf of DDC, have represented to TD Securities in the Certificate that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to DDC or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of DDC other than those which have been provided to TD Securities or, in the case of valuations known to DDC which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With DDC's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all financial and other information filed by DDC with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval ("SEDAR")), provided to it by or on behalf of DDC, its representatives or its affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the "Information"). The Opinion is conditional upon such accuracy, completeness and fair presentation of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions which TD Securities has been advised by DDC are (or were at the time of

E-5

Confidential Member of TD Bank Group

TD Securities

- 5 -

preparation and continue to be as of the date hereof) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

The Senior Officers, on behalf of DDC, have represented to TD Securities in the Certificate, to the best of their knowledge, information and belief after due inquiry: (i) DDC has no information or knowledge of any material facts public or otherwise not specifically provided to TD Securities relating to DDC which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the Information as filed under DDC's profile on SEDAR and/or provided to TD Securities by or on behalf of DDC or its representatives in respect of DDC and its affiliates in connection with the Arrangement is or, in the case of historical Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by DDC and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of DDC and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) any portions of the Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of DDC, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no formal valuations or appraisals relating to DDC or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of DDC other than those which have been provided to TD Securities or, in the case of valuations known to DDC which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of DDC or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities; (vii) other than as disclosed in the Information, neither DDC nor any of its affiliates has any material contingent liabilities and, to the knowledge of the Senior Officers, there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Arrangement, DDC or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect DDC or its affiliates or the Arrangement; (viii) all financial material, documentation and other data concerning the Arrangement, DDC and its affiliates, including any projections or forecasts provided to TD Securities, prepared by DDC were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of DDC; (ix) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) to which DDC is a party relating to the Arrangement, except as have been disclosed in complete detail to TD Securities; (x) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act) in the affairs of DDC which have not been disclosed to TD Securities.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement Agreement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions

E-6

Confidential Member of TD Bank Group

TD Securities

- 6 -

or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, without adverse condition or qualification, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to the Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate, in all material respects, and such disclosure complies or will comply, in all material respects, with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, DDC and their respective affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. For greater certainty, the Opinion does not constitute: (i) a recommendation to any Shareholders as to how to vote their Common Shares on any matter related to the Arrangement; or (ii) a "tax" opinion in respect of DDC or any of its assets. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to DDC, nor does it address the underlying business decision to implement the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of the Shareholders generally and did not consider the specific circumstances of any particular Shareholder or any other DDC stakeholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of DDC. The Opinion is rendered as of July 15, 2017 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of DDC and its subsidiaries and affiliates as they were reflected in the Information provided or otherwise available to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw, withhold or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw, withhold or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

E-7

Confidential Member of TD Bank Group

TD Securities

- 7 -

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of July 15, 2017, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders.

Yours very truly,

TD Securities Inc.

TD SECURITIES INC.

E-8

Confidential

Member of TD Bank Group

APPENDIX “F“
MORGAN STANLEY FAIRNESS OPINION

See attached.

July 13, 2017

Board of Directors
Dominion Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON M5W 4T9

Members of the Board of Directors:

We understand that Dominion Diamond Corporation (the “Company”) and Northwest Acquisitions ULC (the “Purchaser”) propose to enter into an agreement (the “Arrangement Agreement”), pursuant to which, among other things, the Purchaser will acquire all of the outstanding common shares of the Company (the “Company Common Shares”) for $14.25 per share in cash (the “Consideration”), subject to adjustment in certain circumstances, by way of a plan of arrangement governed by the Canada Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to shareholders of the Company in connection with the Arrangement.

We understand that a committee (the “Special Committee”) of the board of directors (the “Board”) of the Company has been constituted to consider the Arrangement and make recommendations thereon to the Board. The Special Committee has retained Morgan Stanley to provide advice and assistance to the Special Committee and the Board in evaluating the Arrangement, including the preparation and delivery to the Board of this opinion as to whether the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement Agreement is fair, from a financial point of view, to the holders of the Company Common Shares.

Morgan Stanley has not prepared a valuation of the Company or any of its securities or assets and this opinion should not be construed as such. The Special Committee initially contacted Morgan Stanley on June 2, 2017 regarding a potential advisory engagement on a fixed fee basis to advise it on evaluating offers and to deliver a fairness opinion, and we were engaged on June 20, 2017. Pursuant to our engagement letter dated June 20, 2017 (the “Engagement Agreement”), we have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services, no portion of which is contingent upon the conclusions reached in this opinion, the execution of the Arrangement Agreement or the closing of the Arrangement. In addition, we will be reimbursed for our reasonable out-of-pocket expenses and are to be indemnified by the Company in certain circumstances.

Morgan Stanley may, in the future and in the ordinary course of business, seek to provide financial advisory and financing services to any of the Company, the Purchaser, or any of their respective associates or affiliates (as those terms are defined in the Securities Act (Ontario)) and would expect to receive fees for the rendering of these services. Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Purchaser, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. For purposes of the opinion set forth herein, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy) or carried out, among other things:

1)	certain publicly available financial statements and other business and financial information of the Company;

2)	certain internal financial statements and other financial and operating data concerning the Company;

3)	certain financial projections prepared by the management of the Company;

4)	certain technical reports of the Company;

5)	the impact of various diamond pricing assumptions on the business, prospects and financial forecasts of the Company;

6)	the impact of various foreign exchange pricing assumptions on the business, prospects and financial forecasts of the Company;

7)	the reported prices and trading activity for the Company Common Shares;

8)

a comparison of the financial performance of the Company and the prices and trading activity of the Company Common Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

9)	the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)

certain discussions with members of the Board, senior executives and other representatives of the Company and its financial advisor and legal advisors relating to the Company’s current business plan, financial condition, prospects and the background leading up to the Arrangement;

11)	the draft Arrangement Agreement dated July 13, 2017;

12)

the draft equity commitment letter from Washington Liquid Investments LLC to the Purchaser dated July 13, 2017 and the draft debt commitment letter from certain lenders dated July 7 , 2017 (the “Commitment Letters”) and certain related documents; and

13)	such other analyses, such other information and such other factors as we have deemed appropriate.

Morgan Stanley has not, to the best of its knowledge, been denied access by the Company to any information requested by Morgan Stanley. With the Special Committee’s acknowledgement and agreement as provided for in the Engagement Agreement, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company (including in any management presentation) and that formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, and we have evaluated such financial projections taking into account the impact of a range of diamond and foreign exchange pricing assumptions. In addition, we have assumed that the executed Arrangement Agreement, Commitment Letters will not differ in any material respect from the drafts that we reviewed. We have also assumed that the Arrangement will be consummated in accordance with the terms set forth in the draft Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Purchaser will obtain financing in accordance with the terms set forth in the draft Commitment Letters. We do not express any view on, and this opinion does not address, any term or aspect of the Arrangement Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or entered into or amended in connection therewith, other than the fairness, from a financial point of view, of the Consideration to shareholders of the Company Common Shares.

Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of Company Common Shares in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and although Morgan Stanley reserves the right to change or withdraw this opinion in that event, we do not assume any obligation to advise any person on any such change that may come to our attention or to update, revise or reaffirm this opinion.

This opinion does not address the relative merits of the transactions contemplated by the Arrangement Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Arrangement Agreement or proceed with any other transaction contemplated by the Arrangement Agreement.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Circular and in any filing the Company is required to make pursuant to applicable securities laws, and the Company may include a summary of the valuation analysis underlying this opinion in the Circular. Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Arrangement. The Company has informed Morgan Stanley that no other fairness or valuation opinions, other than the fairness opinion prepared by TD Securities Inc., have been prepared by independent parties other than Morgan Stanley with respect to the fairness, from a financial point of view, of the Arrangement. Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement Agreement is fair from a financial point of view to the holders of the Company Common Shares.

Very truly yours,

MORGAN STANLEY CANADA LIMITED

By:	/s/ Richard Tory

Richard Tory
Managing Director

APPENDIX “G“
INTERIM ORDER

See attached.

Court File No. CV-17-580246-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

DOMINION DIAMOND CORPORATION

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, DOMINION DIAMOND CORPORATION ("Dominion"), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the "CBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on August 3, 2017 and the affidavit of Trudy Curran sworn August 8, 2017, (the "Curran Affidavit"), including the Plan of Arrangement, which is attached as Appendix "D" to the draft management proxy circular of Dominion (the "Information Circular"), which is attached as Exhibit "A" to the Curran Affidavit, and on hearing the submissions of counsel for Dominion and counsel for Northwest Acquisitions ULC ("Northwest") and on being advised that the Director appointed under the CBCA (the "Director") does not consider it necessary to appear.

Definitions

1.     THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2.     THIS COURT ORDERS that Dominion is permitted to call, hold and conduct a special meeting (the "Meeting") of the holders of common shares (the "Shareholders") in the capital of Dominion to be held in Calgary, Alberta on September 19, 2017 at 10:00 a.m. (Calgary time) in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3.     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the "Notice of Meeting") and the articles and by-laws of Dominion, subject to what may be provided hereafter and subject to further order of this court.

4.    THIS COURT ORDERS that the record date (the "Record Date") for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be July 31, 2017.

5.     THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the Shareholders or their respective proxyholders;

b)	the officers, directors, auditors and advisors of Dominion;

c)	representatives and advisors of Northwest;

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Meeting.

6.     THIS COURT ORDERS that Dominion may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7.     THIS COURT ORDERS that the Chair of the Meeting shall be determined by Dominion and that the quorum at the Meeting shall be not less than two persons present in person at the opening of the Meeting who are entitled to vote at the Meeting either as Shareholders or proxyholders and together holding or representing in the aggregate not less than 25% of the outstanding shares of Dominion entitled to be voted at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8.     THIS COURT ORDERS that Dominion is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.     THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Dominion may determine.

Amendments to the Information Circular

10.     THIS COURT ORDERS that Dominion is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.     THIS COURT ORDERS that Dominion, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Dominion may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.    THIS COURT ORDERS that, in order to effect notice of the Meeting, Dominion shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Dominion may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

a)

the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)

by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Dominion, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Dominion;

ii)	by delivery, in person or by recognized courier service or inter- office mail, to the address specified in (i) above; or

iii)

by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Dominion, who requests such transmission in writing and, if required by Dominion, who is prepared to pay the charges for such transmission;

b)

non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c)

the respective directors and auditors of Dominion, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.     THIS COURT ORDERS that, in the event that Dominion elects to distribute the Meeting Materials, Dominion is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Dominion to be necessary or desirable (collectively, the "Court Materials") to the holders of Dominion options, performance share units, deferred share units or restricted share units, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Dominion or its registrar and transfer agent at the close of business on the Record Date. Dominion may distribute the Meeting Materials and Court Materials by e-mail to holders of Dominion options, performance share units, deferred share units or restricted share units who are employees, officers or directors of Dominion or its subsidiaries.

14.     THIS COURT ORDERS that accidental failure or omission by Dominion to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Dominion, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Dominion, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.     THIS COURT ORDERS that Dominion is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Dominion may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Dominion may determine.

16.     THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.     THIS COURT ORDERS that Dominion is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Dominion may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Dominion is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Dominion may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Dominion deems it advisable to do so.

18.     THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of Dominion or with the transfer agent of Dominion as set out in the Information Circular; and (b) any such instruments must be received by Dominion or its transfer agent not later than 10:00 a.m. (Calgary time) on September 15, 2017 or in the event that the Meeting is adjourned or postponed, no later than 48 hours, excluding Saturdays, Sundays, and statutory holidays, before any reconvened Meeting.

Voting

19.     THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold common shares of Dominion as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.     THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders. Such votes shall be sufficient to authorize Dominion to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.     THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Dominion (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each common share held.

Dissent Rights

22.     THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Dominion in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Dominion not later than 5:00 p.m. (Toronto time) on September 15, 2017 or, in the case of any adjournment(s) or postponement(s) of the Meeting, by no later than 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the day of the adjourned or postponed Meeting, and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

23.     THIS COURT ORDERS that, notwithstanding section 190(3) of the CBCA, Northwest, not Dominion, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for common shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Arrangement Agreement and Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the "corporation" in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the " corporation" in subsection 190(12) and the two references to the "corporation" in subsection 190(17)) shall be deemed to refer to "Northwest" in place of the " corporation", and Northwest shall have all of the rights, duties and obligations of the corporation" under subsections 190(11) to 190(26), inclusive, of the CBCA.

24.     THIS COURT ORDERS that any Shareholder who duly exercises such Dissent

Rights set out in paragraph 22 above and who:

i)

is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its common shares, shall be deemed to have transferred those common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Northwest for cancellation in consideration for a payment of cash from Northwest equal to such fair value; or

ii)

is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Dominion, Northwest or any other person be required to recognize such Shareholders as holders of common shares of Dominion at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Dominion's register of holders of common shares at that time.

Hearing of Application for Approval of the Arrangement

25.     THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Dominion may apply to this Honourable Court for final approval of the Arrangement.

26.     THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27.     THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Dominion, with a copy to counsel for Northwest, as soon as reasonably practicable, and, in any event, no less than three days before the hearing of this Application at the following addresses:

Stikeman Elliott LLP
Suite 5300, Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attn: Sean Vanderpol and Samaneh Hosseini
Fax: (416) 947-0866

Solicitors for Dominion Diamond Corporation

Blakes, Cassels & Graydon LLP
Suite 4000, Commerce Court West
199 Bay Street, Toronto ON M5L 1A9

Attn: R. Seumas M. Woods and Ryan Morris
Fax: (416) 863-2653

Solicitors for Northwest Acquisitions ULC

28.     THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Dominion;

ii)	Northwest;

iii)	the Director; and

iv)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29.     THIS COURT ORDERS that any materials to be filed by Dominion in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30.     THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31.     THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Dominion common shares, options, performance share units, deferred share units or restricted share units, or the articles or by-laws of Dominion, this Interim Order shall govern.

Extra-Territorial Assistance

32.     THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province or territory and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33.     THIS COURT ORDERS that Dominion shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE	Court File No. CV -17-580246 -00CL

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF DOMINION DIAMOND CORPORATION (AND INVOLVING ITS SHAREHOLDERS AND NORTHWEST ACQUISITIONS ULC)

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Samaneh Hosseini LSUC# 52554H
Tel: (416) 869-5522
shosseini@stikeman.com
Genna Wood LSUC# 64287N
Tel: (416) 869-6852
Fax: (416) 947-0866
gwood@stikeman.com

Lawyers for the Applicant,
Dominion Diamond Corporation

APPENDIX “H“
NOTICE OF APPLICATION FOR FINAL ORDER

See attached.

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Court File No. CV-17-580246-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

DOMINION DIAMOND CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing on September 22, 2017, at 10:00 a.m. at 330 University Avenue, Toronto.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

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Date: August 3, 2017

Issued by Maggie Jaupa
Local registrar

Address of court office: 330 University Avenue
Toronto, ON M5L 1B9

TO: ALL HOLDERS OF COMMON SHARES OF DOMINION DIAMOND CORPORATION

AND TO: ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF DOMINION DIAMOND CORPORATION

AND TO: ALL HOLDERS OF DEFERRED SHARE UNITS OF DOMINION DIAMOND CORPORATION

AND TO: ALL HOLDERS OF RESTRICTED SHARE UNITS OF DOMINION DIAMOND CORPORATION

AND TO: ALL HOLDERS OF PERFORMANCE SHARE UNITS OF DOMINION DIAMOND CORPORATION

AND TO: ALL DIRECTORS OF DOMINION DIAMOND CORPORATION

AND TO: THE AUDITOR FOR DOMINION DIAMOND CORPORATION

AND TO: NORTHWEST ACQUISITIONS ULC

c/o BLAKES, CASSELS & GRAYDON LLP
199 Bay Street, Suite 4000, Commerce Court West
Toronto, ON M5L 1A9

R. Seumas M. Woods
Tel: (416) 863-3876
seumas.woods@blakes.com

Ryan Morris
Tel: (416) 863-2176
ryan.morris@blakes.com
Fax: (416) 863-2653

Corporations Canada
C.D. Howe Building
235 Queen Street
7th Floor, West Tower
Ottawa, ON K1A 0H5

H-3

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APPLICATION

1. The applicant makes application for:

   (a) an interim order (the "**Interim Order**") for advice and directions pursuant to section 192(4) of the *Canada Business Corporations Act*, RSC 1985 C. C-44 (the "**CBCA**") authorizing Dominion Diamond Corporation (the "**Company**") to convene a special meeting (the "**Meeting**") of the holders of common shares (the "**Shares**") in the capital of the Company (collectively, the "**Shareholders**" and each individually, a "**Shareholder**") to consider and vote on a special resolution to approve a plan of arrangement of the Company under section 192 of the CBCA (the "**Arrangement**");

   (b) a final order pursuant to sections 192(3) and (4) of the CBCA approving the Arrangement;

   (c) such further and other relief as to this Court seems just.

2. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Company's management information circular (the "**Information Circular**") which will be attached as an exhibit to the affidavits to be filed in support of this application.

3. The grounds for the application are:

   (a) the Company is a corporation incorporated under the CBCA, with its registered office in Toronto, Ontario and head office located in Calgary, Alberta;

   (b) the Shares are currently listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "DDC";

   (c) the Meeting will be held in Calgary, Alberta;

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(d) the Company wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

(e) pursuant to the Arrangement, among other things:

(ii) with respect to options to purchase Shares issued pursuant to the Company's Stock Option Plan adopted as of June 12, 2000, as amended ("**Company Options**"), deferred share units ("**DSUs**"), restricted share units ("**RSUs**") and preferred share units ("**PSUs**"), whether vested or unvested, outstanding immediately prior to the Effective Time:

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(f) all statutory requirements under section 192 and other applicable provisions of the CBCA either have been fulfilled or will be fulfilled by the return date of this Application;

(g) the Company meets the solvency requirements of subsection 192(2) of the CBCA;

(h) it is not practicable for the Company to effect a fundamental change in the nature of an arrangement other than pursuant to the provisions of section 192 of the CBCA;

(i) the Arrangement is fair and reasonable;

(j) the Application is in the best interests of the Company and is put forward in good faith;

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(k) certain of the Shareholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(n) of the *Rules of Civil Procedure*;

(l) Section 192 of the CBCA;

(m) National Instrument No. 54-101 - *Communication with Beneficial Owners of the Securities of a Reporting Issuer* of the Canadian Securities Administrators;

(n) Rules 1.05, 14.05, 17.02, 37 and 38 of the *Rules of Civil Procedure*, RRO 1990, Reg. 194; and

(o) such further and other grounds as counsel may advise and this Court may permit.

4. The following documentary evidence will be used at the hearing of the application:

(a) the Affidavit of Trudy Curran, a director of the Company, to be sworn, and the exhibits thereto;

(b) a further or supplementary Affidavit to be sworn, and the exhibits thereto, on behalf of the Company, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order; and

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(c) such further and other materials as counsel may advise and this Court may permit.

August 3, 2017

Lawyers for the Applicant,
Dominion Diamond Corporation

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APPENDIX “I“
SECTION 190 OF THE CBCA

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Questions? Need Help Voting?

Please contact our Strategic Shareholder Advisor and Proxy
Solicitation Agent, Kingsdale Advisors